    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 9, 1994

                                                       REGISTRATION NO. 33-55507
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 3
                                       TO
                                    FORM S-3

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                               REXENE CORPORATION
             (Exact name of registrant as specified in its charter)

         DELAWARE                       2821                  75-2104131
      (State or other            (Primary Standard         (I.R.S. Employer
      jurisdiction of                Industrial             Identification
     incorporation or           Classification Code             Number)
       organization)                  Number)

                                5005 LBJ FREEWAY
                          OCCIDENTAL TOWER, SUITE 500
                              DALLAS, TEXAS 75244
                                 (214) 450-9000
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)
                            ------------------------

                               BERNARD J. MCNAMEE
                 VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
                               REXENE CORPORATION
                                5005 LBJ FREEWAY
                          OCCIDENTAL TOWER, SUITE 500
                              DALLAS, TEXAS 75244
                                 (214) 450-9000
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                            ------------------------

                                   COPIES TO:

         PETER A. LODWICK                   KIRK A. DAVENPORT
        THOMPSON & KNIGHT,                   LATHAM & WATKINS
    A PROFESSIONAL CORPORATION         885 THIRD AVENUE, SUITE 1000
 1700 PACIFIC AVENUE, SUITE 3300         NEW YORK, NEW YORK 10022
       DALLAS, TEXAS 75201                    (212) 906-1200
          (214) 969-1700

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this registration statement becomes effective.
    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION, DATED NOVEMBER 9, 1994

P R O S P E C T U S

                                8,000,000 SHARES
                                     [LOGO]

                                  COMMON STOCK
                                 --------------

    The 8,000,000 shares of Common Stock, par value $.01 per share (the "Common Stock"), being offered by the U.S. Underwriters and the Managers are being sold by Rexene Corporation ("Rexene" or the "Company"). Of such shares, 6,400,000 shares are being offered hereby in the United States and Canada by the U.S. Underwriters (the "U.S. Offering") and 1,600,000 shares are being offered in a concurrent international offering outside the United States and Canada by the Managers (the "International Offering"), subject to transfer between the U.S. Underwriters and the Managers. The public offering price and the aggregate underwriting discount per share will be identical for both offerings (together, the "Common Stock Offering"). See "Underwriting."

    The Common Stock is traded on the New York Stock Exchange under the symbol "RXN." On October 19, 1994, the closing sale price of the Common Stock as reported by the New York Stock Exchange was $14.50 per share.

    Concurrently with the Common Stock Offering and in connection with the Recapitalization described herein, the Company is publicly offering $175 million
aggregate principal amount  of its       %  Senior Notes Due  2004 (the  "Senior
Notes") pursuant to a separate prospectus (the "Notes Offering" and, together with the Common Stock Offering, the "Offerings"). The Common Stock Offering is contingent upon the concurrent consummation of the Notes Offering and the other elements of the Recapitalization, including the establishment of the New Credit Agreement (as defined herein). See "The Recapitalization."

    SEE "INVESTMENT CONSIDERATIONS" FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.
                                 --------------
THESE  SECURITIES HAVE  NOT BEEN APPROVED  OR DISAPPROVED BY  THE SECURITIES AND
    EXCHANGE COMMISSION  OR  ANY STATE  SECURITIES  COMMISSION NOR  HAS  THE
       SECURITIES   AND  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES
            COMMISSION PASSED  UPON  THE  ACCURACY  OR  ADEQUACY  OF
                THIS   PROSPECTUS.  ANY  REPRESENTATION  TO  THE
                           CONTRARY IS A CRIMINAL OFFENSE.

                                                         UNDERWRITING         PROCEEDS
                                      PRICE TO THE       DISCOUNTS AND         TO THE
                                         PUBLIC         COMMISSIONS(1)       COMPANY(2)
Per Share.........................          $                  $                  $
Total (3).........................          $                  $                  $

(1) The Company has agreed to indemnify the U.S. Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2)  Before deducting estimated expenses of $      , payable by the Company.
(3) The Company has granted the U.S. Underwriters and the Managers 30-day options to purchase an aggregate of up to an additional 1,200,000 shares of Common Stock on the same terms as set forth above solely to cover over-allotments, if any. If such over-allotment options are exercised in full, the total Price to the Public, Underwriting Discounts and Commissions
     and  Proceeds to  the Company  will be $         , $         and $        ,
     respectively. See "Underwriting."

                                 --------------

    The shares of Common Stock are being offered by the several U.S. Underwriters and the Managers named herein, subject to receipt and acceptance by them and to their right to reject any order in whole or in part. It is expected that delivery of the shares of Common Stock will be made on or about
           , 1994 at the offices of Smith Barney Inc., 388 Greenwich Street, New York, New York 10013.
                                 --------------

SMITH BARNEY INC.    WERTHEIM SCHRODER & CO.
                          INCORPORATED

November   , 1994

    IN CONNECTION WITH THE OFFERINGS, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK, THE SENIOR NOTES OR BOTH AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

               [Photos of principal end market products to come]

               [Photos of principal end market products to come]

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY SHOULD BE READ IN CONJUNCTION WITH, AND IS QUALIFIED IN ITS ENTIRETY BY, THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS, INCLUDING THE NOTES THERETO, APPEARING ELSEWHERE IN THIS PROSPECTUS OR IN
DOCUMENTS INCORPORATED IN THIS PROSPECTUS BY REFERENCE. UNLESS OTHERWISE INDICATED, ALL INFORMATION IN THIS PROSPECTUS ASSUMES THAT THE UNDERWRITERS' OVER-ALLOTMENT OPTION TO PURCHASE A TOTAL OF 1,200,000 SHARES OF COMMON STOCK FROM THE COMPANY IN CONNECTION WITH THE COMMON STOCK OFFERING WILL NOT BE EXERCISED. UNLESS OTHERWISE INDICATED, ALL INDUSTRY DATA INCLUDED IN THIS PROSPECTUS ARE DERIVED FROM INFORMATION AVAILABLE FROM OR PROVIDED BY CHEMICAL MARKETING ASSOCIATES, INC. ("CMAI"), AN INDUSTRY CONSULTANT.

    A GLOSSARY OF INDUSTRY TERMS APPEARS ON PAGE 9.

                                  THE COMPANY

    Rexene Corporation manufactures and markets a wide variety of products ranging from value added specialty products, such as customized plastic films, to commodity petrochemicals, such as styrene. These products are sold to a diverse customer base and are used in a wide variety of industrial and consumer-related applications. The Company's principal products are plastic film, polyethylene, polypropylene and REXTAC-R- amorphous polyalphaolefin ("APAO") resins and styrene. In addition, the Company manufactures, primarily for its own consumption, ethylene and propylene, the two basic chemical building blocks of the Company's principal products. The Company believes this captive olefins source of supply provides it with an advantage over competitors that do not produce ethylene and propylene. The Company manufactures plastic film at five plants located in the U.S. and England and polymers and petrochemicals at an integrated facility in Odessa, Texas (the "Odessa Facility") which is located near supplies of most of its feedstocks.

    The Company believes that it has built a strong customer base and reputation for quality primarily due to (i) its focus on a high degree of customer service and the production of value added specialty products, (ii) its manufacturing and marketing expertise and (iii) the experience and commitment of its operating management. In addition, the Company believes that it has developed a strategy to allow it to compete effectively in its markets against larger competitors in both periods of rising and declining product prices.

    CT FILM. Through its Consolidated Thermoplastics division ("CT Film"), the Company produces specialty grades of polyethylene films used in disposable diapers, feminine hygiene products, medical products, tapes, packaging, lamination and unsupported overwraps and greenhouse and agricultural applications. CT Film's plants, located in Chippewa Falls, Wisconsin;
Clearfield, Utah; Dalton, Georgia; Harrington, Delaware; and Scunthorpe, England, have a total rated annual production capacity of approximately 245 million pounds. From January 1, 1992 through September 30, 1994, the weighted average utilization rate for these facilities (exclusive of Scunthorpe) was 77%. CT Film's sales increased from $109 million in 1989 to approximately $147 million in 1993, an increase of approximately 35%, while its total rated annual production capacity expanded by 41%. In September 1994, CT Film commenced operation of its first overseas plant in Scunthorpe, England, which was built primarily to service a new U.K. facility of CT Film's major customer, Kimberly-Clark Corporation. In 1993, CT Film had sales of approximately $147 million, or 34% of the Company's net sales.

    POLYETHYLENE. Polyethylene, the world's most widely produced polymer, is used in the manufacture of packaging and nonpackaging films, coatings for paper products, wire and cable applications, bottles and profile and foam extrusions. The Company currently produces a variety of grades of high pressure, low density polyethylene ("HPLDPE") for use in food packaging, industrial packaging, medical bottles, produce films, laminated structures, paper coatings and other applications. The Company seeks to compete with larger polyethylene producers by targeting customers that require smaller lot sizes of specially tailored, high quality products. This strategy generally affords the Company opportunities for premium pricing relative to commodity grades of polyethylene. The Company believes that the Odessa Facility, which has relatively small reactors and a total rated annual production capacity for polyethylene of approximately 405 million pounds, is well positioned to compete in these markets. From January 1, 1992 through September 30, 1994, the weighted average utilization rate for the Company's polyethylene facilities was 97%. In 1993, the Company had polyethylene sales of approximately $120 million, or 28% of the Company's net sales.

    POLYPROPYLENE. Polypropylene is one of the fastest growing major polymers in the world. The Company manufactures polypropylene for use in specialized manufacturing applications in the medical, electrical and food packaging markets. The Company seeks to compete with larger polypropylene producers by focusing on specialty products that generally afford opportunities for premium pricing relative to commodity grades of polypropylene. The Odessa Facility has a total rated annual production capacity for polypropylene of approximately 180 million pounds. From January 1, 1992 through September 30, 1994, the weighted average utilization rate for the Company's polypropylene facilities was 88%. In 1993, the Company had polypropylene sales of approximately $64 million, or 15% of the Company's net sales.

    APAO. The Company is a major producer of APAO, a special purpose polymer used in the production of adhesives, sealants, roofing materials, paper lamination and wire and cable applications. The Company estimates that in 1993 Rexene accounted for approximately 30% of total U.S. market for APAO and atactic polypropylene. The Odessa Facility has a total rated annual production capacity for APAO of approximately 45 million pounds. From January 1, 1992 through September 30, 1994, the weighted average utilization rate for the Company's APAO facilities was 85%. In 1993, the Company had APAO sales of approximately $15 million, or 4% of the Company's net sales.

    STYRENE. Styrene is a raw material used principally in the production of polymers used to manufacture products such as disposable cups and trays, luggage, housewares, toys and building products. The Odessa Facility has a total rated annual production capacity for styrene of approximately 320 million pounds. From January 1, 1992 through September 30, 1994, the weighted average utilization rate for the Company's styrene facilities was 88%. In 1993, the Company had styrene sales of approximately $61 million, or 14% of the Company's net sales.

    The corporate headquarters of Rexene, a Delaware corporation, are located at 5005 LBJ Freeway, Dallas, Texas 75244, and its telephone number is 214/450-9000.

                               BUSINESS STRATEGY

    The Company's operating strategy to market value added specialty products and to improve its operating costs is designed to allow it to compete effectively against larger competitors in both periods of rising and declining product prices. The Company believes that its operating strategy will enable it to take advantage of improved market conditions in a strong economy and to lessen the impact of depressed pricing and demand in market downturns. Over the longer term, Rexene will seek to improve its profitability by (i) maintaining its customer driven focus to provide value added specialty products and quality service, (ii) focusing on niche markets which optimize the use of the Odessa Facility, (iii) continuing to develop its plastic film business, (iv) developing new products and applications through technological innovation, (v) continuing to improve operating efficiencies, (vi) continuing to reinvest in its core plastic film and polymer businesses and (vii) continuing to reduce its balance sheet leverage.

                             RECENT INDUSTRY TRENDS

    The polyethylene, polypropylene and styrene markets in which Rexene competes are cyclical markets that are sensitive to relative changes in supply and demand, which are in turn affected by general economic conditions. Historically, these markets have experienced alternating periods of tight supply and rising prices and profit margins, followed by periods of large capacity additions resulting in oversupply and declining prices and margins. Following a significant improvement in domestic economic growth since the second half of 1993, these markets experienced increased levels of demand which have resulted in greater capacity utilization and higher domestic and export prices. According to CMAI, during the first six months of 1994, domestic demand for low density polyethylene ("LDPE"), polypropylene and styrene increased by approximately 9%, 14% and 5%, respectively, compared to the first six months of 1993. This increase in demand has enabled the Company and the petrochemical industry in general to increase selling prices significantly at a time when feedstock costs have either not increased or only increased modestly compared to end product prices. For example, from December 1993 to September 1994, the Company increased the average selling prices of its polyethylene, polypropylene and styrene by 28%, 18% and 66% per pound, respectively. During the same period, prices for the Company's major feedstocks, ethane and propane, were relatively stable, and the price for benzene increased 63%.

                              THE RECAPITALIZATION

    The Common Stock Offering is part of a recapitalization plan (the "Recapitalization") designed to increase stockholders' equity, reduce indebtedness and interest expense and improve the strategic, operating and financial flexibility of the Company. The Company believes that the Recapitalization should better position Rexene to continue to reduce its balance sheet leverage through the use of cash flow from operations. The Recapitalization includes (i) the Offerings, (ii) the establishment of a new credit facility (the "New Credit Agreement"), providing the Company with a $100 million term loan (the "Term Loan"), which will be drawn down at the closing of the Recapitalization, and an $80 million revolving line of credit (the "Revolving Credit Facility"), which is not expected to be drawn down at such closing, (iii) the call for redemption of the Company's Increasing Rate Senior Notes Due 1999 (the "Old Senior Notes") and Increasing Rate Subordinated Notes Due 2002 (the "Old Subordinated Notes" and, together with the Old Senior Notes, the "Old Notes"), and (iv) the repayment in full of the outstanding indebtedness under the Company's existing credit agreement with Transamerica Business Credit Corporation (the "Old Credit Agreement").

    The following table sets forth the estimated sources and uses of funds for the Recapitalization, assuming consummation as of November 15, 1994. In the event that the aggregate gross proceeds from the Offerings are less than $291 million, the Company may be required to arrange for alternative sources of cash, which could include additional borrowings under the New Credit Agreement or utilizing cash on hand, or a combination thereof. At September 30, 1994, the Company had unrestricted cash on hand of approximately $50.7 million.

                                                                                          (IN THOUSANDS)
SOURCES:
  Common Stock Offering (1).............................................................   $    116,000
  Notes Offering (1)....................................................................        175,000
  Borrowings under New Credit Agreement.................................................        100,000
                                                                                          --------------
    Total sources.......................................................................   $    391,000
                                                                                          --------------
                                                                                          --------------
USES:
  Repay Old Senior Notes (2)(3).........................................................   $    253,000
  Repay Old Subordinated Notes(2)(3)....................................................         99,629
  Repay borrowings under Old Credit Agreement...........................................          9,000
  Estimated fees and expenses (4).......................................................         16,441
  Excess cash (5).......................................................................         12,930
                                                                                          --------------
    Total uses..........................................................................   $    391,000
                                                                                          --------------
                                                                                          --------------

- ------------------------
(1)  Represents gross proceeds.
(2) Includes aggregate unamortized discount of approximately $59.9 million for the Old Notes at November 15, 1994.
(3) Excludes accrued interest of approximately $11.6 million on the Old Senior Notes and $5.1 million on the Old Subordinated Notes that will be paid from the Company's existing cash balances on November 15, 1994.
(4) Includes estimated underwriting discounts and commissions and related expenses of the Offerings; fees and expenses associated with the New Credit Agreement and termination of the Old Credit Agreement; and other fees and expenses payable or reimbursable by the Company in connection with the Recapitalization.
(5)  Any excess cash will be used for working capital purposes.

                           THE COMMON STOCK OFFERING

Common Stock being offered by the Company...  8,000,000 shares (1)
Common Stock to be outstanding after the
 Common Stock Offering......................  18,624,306 shares (2)
Use of proceeds.............................  Repayment   of   indebtedness.  See   "Use  of
                                              Proceeds."
NYSE symbol.................................  "RXN"
Dividend Policy.............................  Neither the  Company nor  its predecessor  has paid cash dividends during the last two fiscal
                                              years,  and  the Company  does  not anticipate
                                              paying cash dividends on  the Common Stock  in
                                              the   foreseeable   future.  The   Old  Credit
                                              Agreement  prohibits   the  payment   of   any
                                              dividends  on  the Common  Stock, and  the New
                                              Credit Agreement and  the indenture  governing
                                              the   Senior  Notes   (the  "Indenture")  will
                                              restrict  the   Company's   ability   to   pay
                                              dividends  on the  Common Stock.  See "Certain
                                              Indebtedness of the Company."
Conditions to the Common Stock Offering.....  The Common Stock  Offering is contingent  upon
                                              the   concurrent  consummation  of  the  Notes
                                              Offering  and  the   other  elements  of   the
                                              Recapitalization,  including the establishment
                                              of  the   New  Credit   Agreement.  See   "The
                                              Recapitalization."

- ------------------------
(1) Of the 8,000,000 shares offered, 6,400,000 shares are being offered in the United States and Canada by the U.S. Underwriters and 1,600,000 shares are being offered outside the United States and Canada by the Managers, subject to transfers between the U.S. Underwriters and the Managers. See "Underwriting."

(2) Based on shares outstanding as of October 19, 1994. Does not include the shares issuable pursuant to the Underwriters' over-allotment option or up to 876,296 shares of Common Stock issuable by the Company upon the exercise of options outstanding on October 19, 1994. See "Capitalization."

                           INVESTMENT CONSIDERATIONS

    Prospective purchasers of  the Common Stock  offered hereby should  consider
carefully   the  matters  set   forth  herein  under   the  caption  "Investment
Considerations."

     SUMMARY SELECTED HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA
                (IN THOUSANDS, EXCEPT PER SHARE DATA AND RATIOS)

    The following table sets forth certain selected historical and pro forma consolidated financial data for the Company for the periods indicated. In October 1991, the predecessor corporation of the Company ("Old Rexene") filed a petition for reorganization under the federal bankruptcy laws from which Old Rexene emerged on September 18, 1992, pursuant to an amended plan of reorganization (the "Amended Plan") which provided for the merger of Old Rexene into a wholly owned subsidiary of Old Rexene to form the Company (the "Reorganization"). The Company adopted fresh start reporting on September 30, 1992 following consummation of the Reorganization. As a result, results of operations (other than net sales and EBITDA) for the periods after September 30, 1992 are not comparable to results of operations prior to that date.

                                                   OLD REXENE
                                                  (PREDECESSOR)                                  THE COMPANY
                                     ---------------------------------------   ------------------------------------------------
                                                                     NINE                                       NINE MONTHS
                                             YEARS ENDED            MONTHS     THREE MONTHS                        ENDED
                                             DECEMBER 31,            ENDED        ENDED        YEAR ENDED      SEPTEMBER 30,
                                     ----------------------------  SEPT. 30,   DECEMBER 31,   DECEMBER 31,   ------------------
                                       1989      1990      1991      1992          1992           1993         1993      1994
                                     --------  --------  --------  ---------   ------------   ------------   --------  --------
HISTORICAL STATEMENT OF OPERATIONS
 DATA:(1)
  Net sales........................  $608,631  $502,186  $449,728  $316,106      $ 98,854       $429,353     $326,460  $386,153
  Gross profit.....................   158,130   133,707    61,671    38,025        12,122         53,744       41,560    77,192
  Operating income.................    99,938    81,100    12,028     9,392         1,418         14,504       12,191    46,285
  Interest expense (2).............    61,111    71,732    58,374     --           12,660         49,834       36,942    37,971
  Income (loss) before income taxes
   and extraordinary items.........    53,956    18,360   (56,191)  (28,840)      (10,436)       (34,183)     (23,954)   10,482
  Income tax (expense) benefit.....   (43,751)  (15,655)   13,444    (2,636)        3,908          8,940        4,319    (4,329)
  Net income (loss) before
   extraordinary items.............    10,205     2,705   (42,747)  (31,476)       (6,528)       (25,243)     (19,635)    6,153
  Net income (loss) per share
   before extraordinary items
   (3).............................                                              $  (0.62)      $  (2.40)    $  (1.87) $   0.57
  Ratio of earnings to fixed
   charges (3) (4).................                                                --             --            --         1.23x

OTHER DATA:
  Depreciation and amortization....  $ 25,381  $ 22,451  $ 23,852  $ 20,062      $  4,315       $ 17,446     $ 12,925  $ 13,884
  Capital expenditures.............    18,596    28,855    33,464    11,136         3,961         17,008       10,688    21,089
  EBITDA (5).......................   125,319   103,551    35,880    29,454         5,733         31,950       25,116    60,169
  Ratio of EBITDA to interest
   expense (3) (5).................                                                --             --            --         1.58x

PRO FORMA STATEMENT OF OPERATIONS
 DATA:(6)
  Operating income.................                                                             $ 14,504               $ 46,285
  Interest expense.................                                                             $ 28,384               $ 21,276
  Net income (loss)................                                                             $(11,944)              $ 16,504
  Net income (loss) per share......                                                             $  (0.65)              $   0.87
  EBITDA (5).......................                                                             $ 31,950               $ 60,169
  Ratio of EBITDA to interest
   expense (5).....................                                                                 1.13x                  2.83x
  Ratio of earnings to fixed
   charges (4).....................                                                               --                       2.13x


                                                                    AT SEPTEMBER 30, 1994
                                                                   ------------------------
                                                                               AS ADJUSTED
                                                                    ACTUAL         (6)
                                                                   ---------   ------------
BALANCE SHEET DATA:
  Cash and cash equivalents (7)....                                $ 52,964      $ 53,255
  Working capital..................                                 125,089       133,331
  Total assets.....................                                 476,781       485,235
  Long-term debt (including current
   portion):
    Face amount....................                                 361,629       275,000
    Unamortized discount (8).......                                 (61,120)       --
                                                                   ---------   ------------
    Net balance....................                                 300,509       275,000
  Stockholders' equity.............                                   2,606        86,792

- ------------------------------
(1) The financial results of a manufacturing facility in Bayport, Texas, which the Company sold in February 1990, are included in the historical statement of operations data for the years ended December 31, 1989 and 1990. Net sales and operating income for 1989 were $124.7 million and $4.1 million, respectively. Net sales and operating income of the Bayport manufacturing facility for 1990 were $16.3 million and $1.8 million, respectively.

(2) Interest expense on the indebtedness of Old Rexene accrued through October 16, 1991. In addition, interest expense on such indebtedness accrued from October 16, 1991 to December 31, 1991 in accordance with terms of an agreement with a noteholders' committee formed as part of the Reorganization. If the interest expense from October 16, 1991 to December 31, 1991 had been calculated under the term of the indebtedness of Old Rexene, the interest expense for the year ended December 31, 1991 would have aggregated $73.8 million. The Amended Plan eliminated post petition interest requirements through June 30, 1992. Interest expense from July 1, 1992 through September 30, 1992 was not classified as interest expense but reflected in reorganization expense. See Note 3 of the Notes to the Consolidated Financial Statements. Non-cash interest expense (income) was $10.8 million for the year ended December 31, 1989, ($4.6 million) for the year ended December 31, 1990 (due to the reversal of interest previously accrued in accordance with Emerging Issues Task Force ("EITF") Issue No. 86-15, "Increasing Rate Debt"), $3.3 million for the year ended December 31, 1991, zero for the nine months ended September 30, 1992 (due to the Amended Plan previously noted) $6.4 million for the three months ended December 31, 1992 and $25.4 million for the year ended December 31, 1993. Non-cash interest expense for the nine months ended September 30, 1993 and 1994 was $18.7 million and $16.2 million, respectively.

(3) Per share data, the ratio of earnings to fixed charges and the ratio of EBITDA to interest expense for the periods prior to September 30, 1992 are not presented because such information is not comparable to the similar information for the periods after September 30, 1992, the date of the Company's adoption of "fresh start" reporting.

(4) For the purposes of determining the ratio of earnings to fixed charges, earnings consist of income before income taxes, extraordinary items and fixed charges. Fixed charges consist of interest on indebtedness, including, if any, the amortization of debt issue costs, accretion of debt discount, interest expense accrued in accordance with EITF Issue No. 86-15 (See Note 10 to the Consolidated Financial Statements) and one-third of rental expense (which is deemed representative of the interest factor therein). Earnings were insufficient to cover fixed charges in the historical periods ended December 31, 1992, December 31, 1993 and September 30, 1993 by $10.7 million, $35.4 million and $25.2 million, respectively. Earnings were insufficient to cover fixed charges for the pro forma period ended December 31, 1993 by $13.4 million.

(5) EBITDA means operating income before depreciation and amortization. EBITDA has been included solely to facilitate consideration of the covenants in the indenture governing the Senior Notes that are based, in part, on EBITDA and because the Company understands that it is used by certain investors as one measure of a company's historical ability to service its debt. EBITDA is not intended to represent cash flows for the period nor has it been presented as an alternative to earnings from operations as an indicator of operating performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. EBITDA for the periods ended December 31, 1992, December 31, 1993 and September 30, 1993 was insufficient to cover interest expense by $6.9 million, $17.9 million and $11.8 million, respectively. Interest expense for such periods included non-cash interest expense as described in Note 2 above.

(6) Gives effect to the Recapitalization as described under the caption "Pro Forma Unaudited Condensed Consolidated Financial Data". See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(7)  Includes restricted cash of $2.3 million.

(8)  Represents the unamortized discount on the Old Notes.

                           GLOSSARY OF INDUSTRY TERMS

"APAO"                  -- amorphous polyalphaolefins, a special purpose polymer used primarily in roofing materials and adhesives, manufactured principally to replace APP.
"APP"                   -- atactic polypropylene, a by-product of isotatic polypropylene manufacturing.
"benzene"               -- a petrochemical produced primarily from petroleum and used in the production of styrene.
"CMAI"                  -- Chemical Marketing Associates, Inc., a Houston, Texas based industry consultant.
"copolymers"            -- a polymer formed from two different chemical building blocks
                           (monomers).
"CT Film"               -- the Company's Consolidated Thermoplastics division, which produces specialty grades of polyethylene films.
"ethane"                -- an NGL component from which ethylene is produced.
"ethylene"              -- a principal raw material used by the Company to make
                           polyethylene and styrene.
"feedstocks"            -- ethane, propane and benzene, raw materials used in the
                           production of ethylene, propylene and styrene.
"film"                  -- a thin sheet of plastic.
"FPO"                   -- a flexible polyolefin polymer made from propylene.
"HDPE"                  -- high density polyethylene resin, a homopolymer produced from ethylene in a low pressure process.
"homopolymer"           -- a polymer produced from a single monomer.
"HPLDPE"                -- high pressure low density polyethylene resin.
"LDPE"                  -- low density polyethylene, resin including HPLDPE and LLDPE.
"liner grade"           -- a multi-purpose commodity grade of polyethylene.
"LLDPE"                 -- linear low density polyethylene resin.
"monomer"               -- a chemical building block from which a polymer is formed.
"NGL"                   -- natural gas liquids which are condensed from "wet" natural gas.
"olefins"               -- a particular class of petrochemicals, including ethylene and propylene.
"operating/utilization  -- derived by dividing production by total rated annual production
 rate"                     capacity.
"petrochemicals"        -- organic chemicals produced from petroleum or natural gas, including olefins, benzene and styrene.
"polyethylene"          -- a polymer formed from the polymerization of mainly ethylene.
"polymer"               -- products, such as polyethylene, polypropylene and APAO, made from the polymerization of monomers, such as ethylene and
                           propylene.
"polypropylene"         -- a polymer formed from the polymerization of mainly propylene.
"propane"               -- an NGL component from which ethylene and propylene are produced.
"propylene"             -- a principal raw material used by the Company to make
                           polypropylene and APAO.
"SPI"                   -- Society of the Plastics Industry Inc., an industry trade association.
"styrene"               -- a commodity petrochemical produced from ethylene and benzene.
"thermoplastic"         -- a polymer which after shaping can be reshaped (within
                           limitations) by the application of heat.
"total rated annual     -- official design capacity of plants at continuous use all year.
 production capacity"
"value added specialty  -- products with composition and/or performance characteristics
 products"                 different from commodity grade products for which certain
                           customers are generally willing to pay a premium price.

                           INVESTMENT CONSIDERATIONS

    The following factors, as well as the other information contained elsewhere in this Prospectus, should be carefully considered before investing in the securities being offered hereby.

INDUSTRY CYCLICALITY

    The polyethylene, polypropylene and styrene markets in which the Company competes are cyclical markets that are sensitive to relative changes in supply and demand, which are in turn affected by general economic conditions.
Historically, these markets have experienced alternating periods of tight supply, causing prices and profit margins to increase, followed by periods of large capacity additions, resulting in oversupply and declining prices and profit margins. In the early 1980's, overcapacity in the polyethylene and polypropylene markets and weakened demand for styrene due to general economic conditions led to poor operating results for the Company and the industry in general. In the mid 1980's, construction of new production facilities slowed and increases in production capacities due to technology improvements moderated. At the same time, domestic demand grew significantly as a result of a stronger U.S. economy and export sales strengthened due in part to a weaker U.S. dollar. As a result, during fiscal years 1987 to 1989, the industry experienced increased levels of demand for its products which resulted in near full capacity utilization rates, higher domestic and export prices and record earnings. Feedstock prices were also favorable during this period. In response to this rapid increase in demand and profits, the U.S. LDPE, polypropylene and styrene industries increased total rated annual production capacity by approximately 22%, 31% and 34%, respectively, from 1988 to 1993. From 1990 to 1993, the rate in U.S. demand slowed as a result of general economic conditions, and significant production capacity was added in some of the traditional export markets in the Far East. As a consequence, the industry, including the Company, experienced during this period an overcapacity condition that resulted in a decline in utilization rates and substantially lower average selling prices and profit margins.

    Economic growth in the United States in late 1993 and 1994 resulted in significantly increased demand in the petrochemical and polymer markets in which the Company participates and higher average selling prices and higher profit margins during 1994. However, Rexene believes that, from late 1994 to 1995, additional total rated annual production capacity of approximately 1.7 billion pounds in LDPE (all of which is LLDPE, which the Company does not manufacture or sell), 230 million pounds in polypropylene and 200 million pounds in styrene could be added to the industry by the Company's competitors. Approximately one billion pounds of additional polypropylene capacity has been announced to be added by the Company's competitors during 1996. During 1993, the United States industry had total rated annual production capacity of approximately 13.7 billion pounds of LDPE, 9.8 billion pounds of polypropylene and 11.6 billion pounds of styrene. There can be no assurance that the current growth in demand for the Company's products will be sustained or that it will keep pace with anticipated or unanticipated capacity additions or other events. See "-- Competition."

PRICE VOLATILITY OF PETROCHEMICAL FEEDSTOCKS

    The Company uses large amounts of petrochemical feedstocks in the manufacturing of its chemical products. The prices of feedstocks fluctuate widely based upon the prices of natural gas and oil. During the past four years, feedstocks accounted for between approximately 24% and 32% of the Company's total cost of sales. While the Company tries to match cost increases with corresponding price increases, large increases in the prices of petrochemical feedstocks could adversely affect the Company's operating margins. There may be periods of time during which the Company is unable to pass through to customers increases in feedstock costs because of weakness in demand for, or oversupply of, the Company's products. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

HIGH LEVERAGE AND SUBSTANTIAL DEBT SERVICE REQUIREMENTS

    Following the Recapitalization, the Company will continue to be highly leveraged and have substantial debt service obligations. As of September 30, 1994, on a pro forma basis after giving effect to the Recapitalization, the Company's long-term debt would have been $265 million and the Company's stockholders' equity would have been approximately $87 million, including an extraordinary loss of approximately $24.2 million (net of income tax benefits) resulting from the redemption of the Old Notes. On such a pro forma basis, this long-term debt would have included $90 million of borrowings under the Term Loan and $175 million of Senior Notes. In addition, $10 million of borrowings under the Term Loan would be reflected as the current portion of long-term debt. See "Capitalization." The Company may incur additional indebtedness in the future, subject to certain limitations contained in the instruments governing its indebtedness. For a description of the New Credit Agreement and the Senior Notes, see "Certain Indebtedness of the Company."

    The degree to which the Company is leveraged could have important consequences to holders of the Common Stock, including but not limited to, the following: (i) the Company's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes may be impaired; (ii) a significant portion of the Company's cash flow from operations must be dedicated to the payment of principal and interest on its indebtedness, thereby reducing the funds available to the Company; (iii) certain of the Company's borrowings are and will continue to be at variable rates of interest, which could result in higher interest expense in the event of increases in interest rates; and (iv) such indebtedness contains and will contain financial and restrictive covenants, the failure to comply with which may result in an event of default which, if not cured or waived, could have a material adverse effect on the Company. See "Certain Indebtedness of the Company."

    The obligation of the lenders to fund under the New Credit Agreement is initially contingent upon the receipt by the Company of gross proceeds from the Common Stock Offering of at least $85 million and of aggregate gross proceeds from the Offerings of at least $275 million, and, thereafter, availability of borrowings under the revolving portion of the New Credit Agreement is based upon a formula related to inventory and accounts receivable. After the Recapitalization, the Company will have substantial principal repayment obligations. The Company will be required to make quarterly principal payments under the Term Loan commencing on March 31, 1995. The first four payments will each be in the amount of $2.5 million, the next four payments will each be in the amount of approximately $3.75 million and all payments thereafter will each be in the amount of $6.25 million, so as to retire such indebtedness in its entirety by December 31, 1999. In addition, under the New Credit Agreement, the Company has certain mandatory prepayment obligations that will not exceed $10.0 million in 1995, $20.0 million, less any prior mandatory repayments made from excess cash flow, in 1996 or $30.0 million, less any prior mandatory repayments made from excess cash flow, in 1997 in the event annual cash flow exceeds
certain  levels. The Senior Notes will mature on             , 2004. The Company
believes that following the consummation of the Offerings, based on current levels of operations and anticipated growth, its cash flow from operations, together with other available sources of liquidity, including borrowings under the Revolving Credit Facility, will be adequate for the foreseeable future to make scheduled payments of principal and interest under the New Credit Agreement and interest payments on the Senior Notes, to permit anticipated capital expenditures and to fund working capital requirements. However, the ability of the Company to satisfy these obligations depends on a number of significant assumptions, including, among other things, that (i) demand for the Company's polymers and styrene products will continue at historical levels and demand for the Company's plastic film products will continue to grow at historical rates,
(ii) the Company will be able to recover any long-term raw material cost increases through higher selling prices, (iii) the Company will be able to obtain supplies of key raw materials and retain key material suppliers and key customers, and (iv) the Company will succeed in implementing its business strategy. If Rexene is unable to generate sufficient cash flow to service its indebtedness, or if for any reason borrowings under the New Credit Agreement become unavailable, it will have to adopt one or more alternatives, such as reducing or delaying planned capital expenditures, selling assets, restructuring or refinancing its indebtedness or seeking additional equity capital. There can be no assurance that any of these strategies could be effected on satisfactory terms, if at all, particularly in light of the Company's high levels of indebtedness, the pledge of substantially all of its assets as security for the New Credit Agreement and the restrictive covenants in the New Credit Agreement and the Indenture.

    In the event that Rexene is unable to generate sufficient cash flow and is otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on its indebtedness, Rexene would be in default under the terms of the agreements governing such indebtedness, including the Indenture and the New Credit Agreement. In the event of such default, the holders of such indebtedness could elect to declare all of the funds borrowed thereunder to be due and payable together with accrued and unpaid interest, and the lenders under the New Credit Agreement could elect to terminate their commitments thereunder, which could result in the Company being forced to seek protection under applicable bankruptcy laws or in an involuntary bankruptcy proceeding being brought against the Company. In either event, the Company's ability to generate revenues from operations or asset sales would be limited which could further limit the Company's ability to repay its obligations under the New Credit Agreement and the Senior Notes. Under such circumstances, the market value of the Common Stock could be adversely affected and the holders of Common Stock would be entitled to participate in a liquidation of the Company only after satisfaction of obligations under the New Credit Agreement and the Senior Notes. See "Use of Proceeds" and "Certain Indebtedness of the Company."

HISTORY OF NET LOSSES

    Excluding the effect of an extraordinary gain in 1992, the Company has experienced net losses in each of the past three fiscal years, including a net loss of approximately $25.2 million in 1993. Such net losses were in part due to the interest expense arising from the substantial indebtedness incurred by the Company in 1989 to fund a special dividend aggregating approximately $216 million and the payment of approximately $105 million in settlement, including expenses, of certain litigation arising from the acquisition of Old Rexene by an investor group in 1988. The Company's interest expense was substantially reduced as a result of the Company's emergence from bankruptcy on September 18, 1992 pursuant to the Reorganization and will be further reduced as a result of the Recapitalization. The Company reported net income of approximately $6.2 million for the nine months ended September 30, 1994. Assuming the redemption of the Old Notes in 1994, fourth quarter 1994 results will reflect an extraordinary loss of approximately $24.2 million (net of income tax benefits). There can be no assurance, however, that the Company will not incur net losses in the future. See "Pro Forma Unaudited Condensed Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

COMPETITION

    The industries in which the Company operates are highly competitive. Many of the Company's competitors, particularly in the petrochemical industry, are larger and have substantially greater financial resources than the Company. Among the Company's competitors are some of the world's largest chemical companies and major integrated petroleum companies that have their own raw material resources. In addition, a significant portion of the Company's business is based upon widely available technology. The entrance of new competitors into the industry and the addition by existing competitors of additional capacity may reduce the Company's ability to maintain profit margins in circumstances where overcapacity develops in the industry or preserve market share in circumstances where oversupply develops in the industry. Any of these developments would have a negative impact on the Company's ability to obtain higher profit margins during periods of increased demand. See "-- Industry Cyclicality."

DEPENDENCE ON MANUFACTURING FACILITY

    All of the Company's olefins, polymers and styrene are manufactured at the Odessa Facility. Any significant interruption of operations at the olefins plant at the Odessa Facility could disrupt or eliminate the supply of ethylene and propylene to other operations at the Odessa Facility, which could have a material and adverse effect on the Company's business. See "Business -- Properties."

ENVIRONMENTAL CONSIDERATIONS

    The Company and its operations are subject to extensive federal, state, local and foreign environmental laws, rules, regulations and ordinances relating to pollution, the protection of the environment or the release or disposal of materials ("Environmental Laws") and are also subject to other federal, state, local and foreign laws and regulations regarding health and safety matters. The operation of any chemical manufacturing plant and the distribution of chemical products entail risks under Environmental Laws, many of which provide for substantial fines and criminal sanctions for violations, and there can be no assurance that material costs or liabilities will not be incurred. In addition, future developments, such as increasingly strict requirements of environmental and health and safety laws and regulations and enforcement policies thereunder, could bring into question the handling, manufacture, use, emission or disposal of substances or pollutants at the Company's facilities or the manufacture, use or disposal of certain products made from styrene or plastic resins. Potentially significant expenditures could be required in order to comply with evolving Environmental Laws that may be adopted or imposed in the future. To meet changing licensing and regulatory standards, the Company may be required to make additional significant site or operational modifications, potentially involving substantial expenditures and reduction or suspension of certain operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

    The Company's operating expenditures for environmental remediation and waste disposal were approximately $6.4 million in 1993 and are expected to be approximately $6.0 million in 1994. In 1993, the Company also expended approximately $5.1 million relating to environmental capital expenditures. In 1994, the Company expects to spend approximately $3.2 million for environmentally-related capital expenditures, which is lower than historical levels due to timing of expenditures pertaining to several projects. Thereafter for the foreseeable future, the Company expects to incur approximately $4.0 to $5.0 million per year in capital spending to address the requirements of Environmental Laws. Annual amounts could vary depending on a variety of factors, such as the control measures or remedial technologies ultimately required and the time allowed to meet such requirements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Business -- Environmental and Related Regulation."

    The Company also is aware that a number of potential environmental liabilities exist which relate to contaminated property at its current and former facilities, and at facilities owned by third parties. The Company has approximately $23.0 million accrued in the September 30, 1994 balance sheet as a preliminary estimate of its total potential environmental liability with respect to remediating known contamination. In addition, as part of its financial assurance requirements under the Resource Conservation and Recovery Act ("RCRA") and equivalent Texas law, the Company has deposited $10.6 million in trust to cover closure and post-closure costs and liability for bodily injury and certain types of property damage arising from sudden and non-sudden accidental occurrences at certain of the Odessa Facility's hazardous waste management units. However, no assurance can be given that all potential liabilities arising out of the Company's present or past operations have been identified or that costs required to remediate such conditions will not be significant. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

    Further, the Company is currently negotiating with the Texas Natural Resource Conservation Commission ("TNRCC") for a renewal of its injection well permits for the disposal of wastewater from the Odessa Facility. TNRCC has indicated that it intends to renew the Company's injection well permits for an additional three years, but not thereafter. TNRCC has granted the Company a permit to drill and operate a new deeper well to provide for wastewater disposal. Although the Company has not elected to drill such a well, Company consultants have estimated the cost of installing a new deep well injection system at approximately $6.0 million. The Company has also begun investigating a number of other alternative wastewater disposal systems. Although no assurances can be given, the Company believes that it will be able to use its existing wells until it develops a satisfactory alternative waste water disposal system. However, if before an alternative system is developed, the Company is forced to cease using such injection wells or the anticipated renewal permits do not provide for sufficient wastewater disposal capacity, such loss of capacity could have a material adverse effect on the Company's financial condition and results of operation. See "Business -- Environmental and Related Regulation."

FOREIGN OPERATIONS

    In September 1994, CT Film commenced operation of the Company's first overseas plant in Scunthorpe, England, which was built primarily to service a new U.K. facility of CT Film's major customer, Kimberly-Clark Corporation. The Scunthorpe plant is expected to contribute less than 3% of the Company's net sales in 1995. The customer has executed a contract giving the Company a firm commitment to purchase film through December 2001. Foreign operations are subject to special risks that can materially affect sales, profits and cash flows of these operations, including currency exchange rate fluctuations, inflation, exchange controls and changes in laws or governmental regulations.

LEGAL MATTERS

    The Company is the defendant in a number of pending lawsuits. Although there can be no assurance of the final resolution of any of these matters, the Company believes that it has meritorious defenses to the various claims made and intends to defend each suit vigorously. If, however, certain of the litigation matters described elsewhere in this Prospectus are adversely resolved, they could have a material adverse effect on the Company's financial position or results of operations. See "Business -- Litigation."

ABSENCE OF DIVIDENDS ON COMMON STOCK

    The Company has not paid any cash dividends on the Common Stock, nor did Old Rexene pay any cash dividends on its common stock, during the last two fiscal years, and the Company does not anticipate paying cash dividends on the Common Stock at any time in the foreseeable future. Furthermore, certain provisions of the New Credit Agreement and the Indenture will restrict the Company's ability to pay dividends on the Common Stock. See "Certain Indebtedness of the Company."

DILUTION

    Purchasers of shares of Common Stock will suffer immediate and substantial dilution in the net tangible book value of their shares. See "Dilution."

CERTAIN CORPORATE GOVERNANCE PROVISIONS

    The Restated Certificate of Incorporation and the Amended and Restated Bylaws of the Company contain certain provisions which have the effect of reducing its vulnerability to possible takeover attempts that are not negotiated with or approved by the Company's Board of Directors. These provisions include:
(i) the ability of the Board of Directors to establish and cause the Company to issue preferred stock having such rights and preferences as the Board may designate, and (ii) the inability of holders of shares of Common Stock to take action by written consent in lieu of a meeting unless by written consent of at least 66 2/3% of the shares entitled to vote. Further, the Company's charter does not permit modification of the provisions mentioned in item (ii) above without the affirmative vote of 66 2/3% of the shares entitled to vote thereon. In addition, in January 1993, the Company declared a dividend distribution of one Common Stock Purchase Right (a "Right") for each outstanding share of Common Stock. The Rights are exercisable only if and when a person or group acquires 15% or more of the Common Stock or announces a tender offer, the consummation of which would result in ownership by a person or group of 15% or more of the Common Stock. Each Right entitles stockholders to purchase such number of shares of Common Stock at an exercise price of $60.00 (as amended by the Company's Board of Directors in August 1994) as determined under formulas set out in the agreement providing for the Rights. The existence of the Rights may, under certain circumstances, render more difficult or discourage attempts to acquire the Company.

TAX CONSEQUENCES

    Stockholders should be aware of the United States federal tax consequences of the ownership and disposition of shares acquired by a person who is not a U.S. person. See "Certain U.S. Tax Consequences to Non-U.S. Stockholders."

                              THE RECAPITALIZATION

    BACKGROUND. Following a period of high industry profitability in the late 1980's, Old Rexene in 1989 paid a special dividend aggregating approximately $216 million and paid approximately $105 million in settlement, including expenses, of certain litigation arising from the acquisition of Old Rexene by an investor group in 1988. The dividend and the settlement payments were financed through the issuance of approximately $500 million of increasing rate notes due in July 1992. In 1990, a cyclical downturn in the chemical industry began, reducing industry prices and resulting in a substantial decline in the Company's operating results and liquidity. Due to a variety of factors, including the then near-term unfavorable outlook for business conditions in the chemical industry and the significant contraction of the market for high-yield debt, Old Rexene was unable to arrange a refinancing of its outstanding indebtedness.

    In response to these conditions and the pending maturity of its notes, Old Rexene met with certain large institutional investors and discussed a voluntary plan of reorganization. In October 1991, Old Rexene filed a petition for reorganization under the federal bankruptcy laws. On September 18, 1992, Old Rexene emerged from bankruptcy in accordance with a plan of reorganization providing for the merger of Old Rexene into a wholly owned subsidiary of Old Rexene to form the Company. As a result of the Reorganization, the Company, among other things, (i) reduced the principal amount of its long-term debt by approximately $66 million by replacing $403 million of debt, which was scheduled to mature in July 1992, with $337 million face amount of the Old Notes, (ii) reduced its annual cash interest requirements from approximately $74 million to a minimum amount of approximately $24 million through 1994 and (iii) issued 92.5% of the outstanding shares of Common Stock of Rexene to the holders of the Old Notes.

    RECAPITALIZATION. The Common Stock Offering is part of the Recapitalization, which is designed to increase stockholders' equity, reduce indebtedness and interest expense and improve the strategic, operating and financial flexibility of the Company. The Company believes that the Recapitalization should better position the Company to continue to reduce its balance sheet leverage through the use of cash flow from operations.

    The principal elements of the Recapitalization, each of which is contingent upon the concurrent consummation of the others, are:

    (i) the issuance and sale by the Company of 8,000,000 shares of Common Stock pursuant to the Common Stock Offering;

    (ii) the issuance and sale by the Company of $175 million aggregate principal amount of the Senior Notes pursuant to the Notes Offering;

    (iii) the establishment of the New Credit Agreement providing the Company with the Term Loan of up to $100 million, which will be drawn down at the closing of the Recapitalization, and the $80 million Revolving Credit Facility, which is not expected to be drawn down at the closing of the Recapitalization, pursuant to a commitment letter (the "Commitment Letter") received from a bank (the "Bank"); and

    (iv) the call  for  the redemption  of  the Old  Senior  Notes and  the  Old
         Subordinated Notes and the repayment in full of the outstanding indebtedness under the Old Credit Agreement.

    Contemporaneously with the closing of the Offerings, the Company will terminate its obligations under the Old Notes and the indentures (the "Old Indentures") which govern the Old Notes pursuant to the terms thereof by irrevocably depositing with the trustee under each of the Old Indentures that amount necessary to redeem the Old Notes. Concurrently with such deposit, redemption notices will be issued to the trustee under each of the Old Indentures and to the holders of the Old Notes. These redemption notices will set the date of redemption at the earliest allowable date, which is 30 days after such notice.

                                USE OF PROCEEDS

    The net proceeds to the Company from the Common Stock Offering, after deducting underwriting discounts and commissions and estimated expenses, are estimated (based on an assumed offering price of $14.50 per share) to be approximately $109.6 million ($126.0 million if the Underwriters' over-allotment option is exercised in full). The net proceeds to the Company from the Notes Offering are estimated to be approximately $170 million, after deducting underwriting discounts and commissions and estimated expenses of the Notes Offering.

    The net proceeds of the Offerings, together with approximately $100 million of borrowings under the Term Loan, will be used by the Company to redeem the Old Notes and to repay in full the outstanding indebtedness under the Old Credit Agreement. Any excess proceeds will be used by the Company for working capital purposes. In the event that the gross proceeds from the Offerings are less than $291 million, the Company may be required to arrange for alternative sources of cash, which could include additional borrowings under the New Credit Agreement or utilizing cash on hand, or a combination thereof. At September 30, 1994, the Company had unrestricted cash on hand of approximately $50.7 million.

    Interest rates on the Old Senior Notes and Old Subordinated Notes increase beginning in 1995 and 1996, respectively. The annual interest rate on the Old Senior Notes is 9% through November 14, 1995, 12% from November 15, 1995 through November 14, 1996 and 14% thereafter. The annual interest rate on the Old Subordinated Notes is 10% through November 14, 1996, 12% from November 15, 1996 to November 14, 1997, and 14% thereafter. For each interest period ending on or prior to November 15, 1994, the Company may pay up to 90% of the interest due on the Old Subordinated Notes by delivering additional Old Subordinated Notes in lieu of cash through a pay-in-kind feature. To date, the Company has issued an aggregate principal amount of $15.2 million in additional Old Subordinated Notes in lieu of paying interest. Upon the expiration of the pay-in-kind feature on November 15, 1994, and absent the completion of the Recapitalization, the Company's annual cash interest obligations on the Old Subordinated Notes will increase approximately $9.5 million, commencing with the semi-annual interest payment due on May 15, 1995. The Company has elected not to exercise the pay-in-kind feature for its November 15, 1994 interest payment. Interest accrues on amounts outstanding under the Old Credit Agreement at an annual rate equal to the lender's prime rate plus 1.5% (9.25% at September 30, 1994).

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

    In connection with the issuance of Common Stock pursuant to the Reorganization, the Common Stock began trading on the New York Stock Exchange under the symbol "RXN" on a when-issued basis on September 14, 1992, and on a regular way basis on October 8, 1992. On October 19, 1994, the last sale price of the Common Stock, as reported by the New York Stock Exchange, was $14.50 per share. As of October 19, 1994, there were 652 record holders of Common Stock. The following table sets forth for the periods indicated the high and low sales prices of the Common Stock as reported by the New York Stock Exchange.

                                                                           COMMON STOCK
                                                                        -------------------
                                                                          HIGH        LOW
                                                                        --------    -------
1992
  Third Quarter (from September 14, 1992).............................. $  3 1/4    $ 2 1/2
  Fourth Quarter.......................................................    3 7/8      2 5/8
1993
  First Quarter........................................................    4 1/8      3
  Second Quarter.......................................................    4 1/4      3
  Third Quarter........................................................    3 5/8      2 3/4
  Fourth Quarter.......................................................    3 3/8      2 1/2
1994
  First Quarter........................................................    4 3/4      2 7/8
  Second Quarter.......................................................   11          3 5/8
  Third Quarter........................................................   17 1/8      8 3/8
  Fourth Quarter (through October 19, 1994)............................   16 1/2     14

    Although common stock of Old Rexene was publicly traded prior to September 14, 1992, the historical sales prices for Old Rexene common stock are not comparable with the sales prices of Common Stock of the Company set forth above due to the Reorganization.

    The Company has not paid cash dividends on the Common Stock, nor did Old Rexene pay cash dividends on its common stock, during the last two fiscal years, and the Company does not anticipate paying cash dividends on the Common Stock in the foreseeable future. The Old Credit Agreement prohibits the payment of any dividends on the Common Stock, and certain provisions of the New Credit Agreement and the Indenture will restrict the Company's ability to pay dividends on the Common Stock. See "Certain Indebtedness of the Company."

                                    DILUTION

    As of September 30, 1994, the Company had a deficit net tangible book value of approximately $6.0 million, or $0.56 per share of Common Stock. After giving effect to the sale by the Company of 8,000,000 shares of Common Stock in the Common Stock Offering at an assumed offering price of $14.50 per share (the closing price of the Common Stock on October 19, 1994) and the consummation of the other elements of the Recapitalization, the pro forma net tangible book value at September 30, 1994, would have been approximately $70.1 million, or $3.76 per share. This represents an immediate increase in net tangible book value of $4.32 per share to existing shareholders and an immediate dilution of $10.74 per share to new investors purchasing Common Stock in the Common Stock Offering. The following table illustrates the dilution to new investors purchasing Common Stock in the Common Stock Offering.

Public offering price per share..............................             $   14.50
  Net tangible book value per share before the
   Recapitalization (1)......................................      (0.56)
  Increase per share attributable to new investors...........       4.32
                                                               ---------
Pro forma net tangible book value per share after the
 Recapitalization (1)........................................                  3.76
                                                                          ---------
Dilution per share to purchasers of Common Stock in the
 Common Stock Offering (1)...................................             $   10.74
                                                                          ---------
                                                                          ---------

- ------------------------
(1) Net tangible book value (deficit) per share represents net tangible assets (total tangible assets of the Company less total liabilities) divided by the number of shares of Common Stock assumed to be outstanding as of September 30, 1994. The foregoing table excludes the effect of 874,171 shares of Common Stock issuable upon exercise of vested and nonvested outstanding stock options with per share exercise prices less than the assumed offering price. If all of such stock options were exercised immediately prior to consummation of the Common Stock Offering, the immediate dilution in net tangible book value to new investors purchasing Common Stock in the Common Stock Offering shown in the foregoing table would have been $10.63 per share instead of $10.74 per share.

                                 CAPITALIZATION

    The following table sets forth the cash and cash equivalents, the current portion of long-term debt and the total capitalization of the Company as of September 30, 1994, and as adjusted to give effect to the Recapitalization. See "Use of Proceeds," "Selected Historical Consolidated Financial Data" and "Pro Forma Unaudited Condensed Consolidated Financial Data."

                                                                                            SEPTEMBER 30, 1994
                                                                                       ----------------------------
                                                                                          ACTUAL       AS ADJUSTED
                                                                                       -------------  -------------
                                                                                              (IN THOUSANDS)
Cash and cash equivalents............................................................  $   52,964     $   53,255
                                                                                       -------------  -------------
                                                                                       -------------  -------------
Current portion of long-term debt....................................................  $    --        $   10,000(1)
                                                                                       -------------  -------------
                                                                                       -------------  -------------
Long-term debt:
  Old Credit Agreement...............................................................  $    9,000     $    --
  Term Loan..........................................................................       --            90,000
  Old Senior Notes...................................................................     253,000          --
  Old Subordinated Notes.............................................................      99,629          --
  Senior Notes.......................................................................       --           175,000
  Less: unamortized discount.........................................................     (61,120)(2)      --
                                                                                       -------------  -------------
    Total long-term debt.............................................................     300,509        265,000
                                                                                       -------------  -------------
Stockholders' equity:
  Common stock.......................................................................         106            186
  Paid-in capital....................................................................      27,486        136,966
  Accumulated deficit (3)............................................................     (25,618)       (50,992)
  Foreign currency translation adjustment............................................         632            632
                                                                                       -------------  -------------
    Total stockholders' equity.......................................................       2,606         86,792
                                                                                       -------------  -------------
    Total capitalization.............................................................  $  303,115     $  351,792
                                                                                       -------------  -------------
                                                                                       -------------  -------------

- ------------------------
(1)  Represents current portion of the Term Loan.

(2)  Represents the unamortized discount on the Old Notes.

(3) The change in accumulated deficit is due to recording the extraordinary loss of approximately $24.2 million (net of income tax benefits) and other costs (approximately $1.1 million net of income tax benefits) resulting from the redemption of the Old Notes. Such losses will be recognized upon consummation of the Recapitalization.

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

                (IN THOUSANDS, EXCEPT PER SHARE DATA AND RATIOS)

    The following table sets forth certain selected historical consolidated financial data for the Company for the periods indicated. Information should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus. The historical data presented below as of September 30, 1993 and September 30, 1994 and for the nine months then ended have been derived from the interim Condensed Consolidated Financial Statements of the Company as of such dates, and the historical consolidated financial data presented below for the periods ended December 31, 1989, 1990, 1991, 1992 and 1993, and the nine months ended September 30, 1992, were derived from the Consolidated Financial Statements of the Company and Old Rexene. The Company adopted fresh start reporting on September 30, 1992 following consummation of the Reorganization. As a result, results of operations (other than net sales and EBITDA) for the periods after September 30, 1992 are not comparable to results of operations prior to that date.

                                                   OLD REXENE
                                                  (PREDECESSOR)                                  THE COMPANY
                                     ---------------------------------------   ------------------------------------------------
                                                                     NINE         THREE                         NINE MONTHS
                                              YEAR ENDED            MONTHS        MONTHS       YEAR ENDED          ENDED
                                             DECEMBER 31,            ENDED        ENDED       DECEMBER 31,     SEPTEMBER 30,
                                     ----------------------------  SEPT. 30,   DECEMBER 31,   ------------   ------------------
                                       1989      1990      1991      1992          1992           1993         1993      1994
                                     --------  --------  --------  ---------   ------------   ------------   --------  --------
STATEMENT OF OPERATIONS DATA: (1)
  Net sales........................  $608,631  $502,186  $449,728  $316,106      $ 98,854       $429,353     $326,460  $386,153
  Gross profit.....................   158,130   133,707    61,671    38,025        12,122         53,744       41,560    77,192
  Operating income.................    99,938    81,100    12,028     9,392         1,418         14,504       12,191    46,285
  Interest expense (2).............    61,111    71,732    58,374     --           12,660         49,834       36,942    37,971
  Income (loss) before income taxes
   and extraordinary items.........    53,956    18,360   (56,191)  (28,840)      (10,436)       (34,183)     (23,954)   10,482
  Income tax (expense) benefit.....   (43,751)  (15,655)   13,444    (2,636)        3,908          8,940        4,319    (4,329)
  Net income (loss) before
   extraordinary items.............    10,205     2,705   (42,747)  (31,476)       (6,528)       (25,243)     (19,635)    6,153
  Net income (loss) per share
   before extraordinary items
   (3).............................                                              $  (0.62)      $  (2.40)    $  (1.87) $   0.57
  Ratio of earnings to fixed
   charges (3)(4)..................                                                --             --            --         1.23x
OTHER DATA:
  Depreciation and amortization....  $ 25,381  $ 22,451  $ 23,852  $ 20,062      $  4,315       $ 17,446     $ 12,925  $ 13,884
  Capital expenditures.............    18,596    28,855    33,464    11,136         3,961         17,008       10,688    21,089
  EBITDA (5).......................   125,319   103,551    35,880    29,454         5,733         31,950       25,116    60,169
  Ratio of EBITDA to interest
   expense (3)(5)..................                                                --             --            --         1.58x
NET SALES DATA:
  Plastic film.....................  $108,660  $125,506  $135,923  $104,264      $ 34,140       $147,468     $108,514  $124,792
  Polyethylene (1).................   169,483   141,795   131,044    90,799        32,250        120,060       94,167   104,094
  Polypropylene (1)................   167,593    83,353    73,625    51,989        13,213         64,459       49,810    56,107
  APAO.............................     9,292    10,590    13,001    10,997         2,649         15,084       12,297    14,649
  Styrene..........................   132,140   126,019    80,409    49,392        13,705         61,372       47,048    63,295
  Other............................    21,463    14,923    15,726     8,665         2,897         20,910       14,624    23,216
                                     --------  --------  --------  ---------   ------------   ------------   --------  --------
      Total........................  $608,631  $502,186  $449,728  $316,106      $ 98,854       $429,353     $326,460  $386,153
                                     --------  --------  --------  ---------   ------------   ------------   --------  --------
                                     --------  --------  --------  ---------   ------------   ------------   --------  --------

                                                                          AT DECEMBER 31,
                                                       -----------------------------------------------------  AT SEPTEMBER
                                                         1989       1990       1991       1992       1993       30, 1994
                                                       ---------  ---------  ---------  ---------  ---------  -------------
BALANCE SHEET DATA:
  Cash and cash equivalents (6)......................  $  61,744  $  64,294  $  48,169  $  34,202  $  30,535    $  52,964
  Working capital....................................    119,053    133,051    109,777    104,824    105,110      125,089
  Total assets.......................................    555,679    461,152    440,665    423,591    430,036      476,781
  Long-term debt (including current portion)
    Face amount......................................    416,000    403,000     --        340,249    350,342      361,629
    Unamortized discount (7).........................     --         --         --        (78,523)   (68,578)     (61,120)
    Net amount.......................................    416,000    403,000     --        261,726    281,764      300,509
  Liabilities subject to compromise..................     --         --        428,297     --         --           --
  Other noncurrent liabilities.......................     48,418     51,096     57,410    105,601    111,056      113,802
  Stockholders' equity (deficit).....................    (81,376)   (55,936)   (94,813)    20,106     (5,137)       2,606

- ------------------------------
(1) The financial results of a manufacturing facility in Bayport, Texas, which the Company sold in February 1990, are included in the statement of operations data for the years ended December 31, 1989 and 1990. Net sales and operating income for 1989 were $124.7 million and $4.1 million, respectively. In addition, the assets and liabilities of this facility are included in the Balance Sheet Data at December 31, 1989. Net sales and operating income of the Bayport manufacturing facility for 1990 were $16.3 million and $1.8 million, respectively.

(2) Interest expense on the indebtedness of Old Rexene accrued through October 16, 1991. In addition, interest expense on such indebtedness accrued from October 16, 1991 to December 31, 1991 in accordance with terms of an agreement with a noteholders' committee formed as part of the Reorganization. If the interest expense from October 16, 1991 to December 31, 1991 had been calculated under the term of the indebtedness of Old Rexene, the interest expense for the year ended December 31, 1991 would have aggregated $73.8 million. The Amended Plan eliminated post petition interest requirements through June 30, 1992. Interest expense from July 1, 1992 through September 30, 1992 was not classified as interest expense but reflected as a reorganization expense. See Note 3 to the Consolidated Financial Statements. Non-cash interest expense (income) was $10.8 million for the year ended December 31, 1989, ($4.6 million) for the year ended December 31, 1990 (due to the reversal of interest previously accrued in accordance with EITF Issue No. 86-15, "Increasing Rate Debt"), $3.3 million for the year ended December 31, 1991, zero for the nine months ended September 30, 1992 (due to the Amended Plan previously noted), $6.4 million for the three months ended December 31, 1992 and $25.4 million for the year ended December 31, 1993. Non-cash interest expense for the nine months ended September 30, 1993 and 1994 was $18.7 million and $16.2 million, respectively.

(3) Per share data, the ratio of earnings to fixed charges and the ratio of EBITDA to interest expense for the periods prior to September 30, 1992 are not presented because such information is not comparable to the similar information for the periods after September 30, 1992, the date of the Company's adoption of "fresh start" reporting.

(4) For the purposes of determining the ratio of earnings to fixed charges, earnings consist of income before income taxes, extraordinary items and fixed charges. Fixed charges consist of interest on indebtedness, including, if any, the amortization of debt issue costs, accretion of debt discount, interest expense accrued in accordance with EITF Issue No. 86-15, "Increasing Rate Debt" (See Note 10 to the Consolidated Financial Statements) and one-third of rental expense (which is deemed representative of the interest factor therein). Earnings were insufficient to cover fixed charges in the periods ended December 31, 1992, December 31, 1993 and September 30, 1993 by $10.7 million, $35.4 million and $25.2 million, respectively.

(5) EBITDA means operating income before depreciation and amortization. EBITDA has been included solely to facilitate consideration of the covenants in the Indenture that are based, in part, on EBITDA and because the Company understands that it is used by certain investors as one measure of a company's historical ability to service its debt. EBITDA is not intended to represent cash flows for the period nor has it been presented as an alternative to earnings from operations as an indicator of operating performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. EBITDA for the periods ended December 31, 1992, December 31, 1993 and September 30, 1993 were insufficient to cover interest expense by $6.9 million, $17.9 million and $11.8 million, respectively. Interest expense for such periods included non-cash interest expense as described in Note 2 above.

(6) Includes restricted cash of $3.7 million, $2.2 million and $2.3 million at December 31, 1992, December 31, 1993 and September 30, 1994, respectively.

(7)  Represents the unamortized discount on the Old Notes.

           PRO FORMA UNAUDITED CONDENSED CONSOLIDATED FINANCIAL DATA

    The following Pro Forma Unaudited Condensed Consolidated Statements of Operations for the nine months ended September 30, 1994 and the year ended December 31, 1993 present pro forma operating results as if the Recapitalization had occurred as of January 1, 1993. The Pro Forma Unaudited Consolidated Balance Sheet as of September 30, 1994 gives effect to the Recapitalization as if it had occurred on that date. The pro forma adjustments are described in the notes thereto.

    The Pro Forma Unaudited Condensed Consolidated Financial Data should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus. The Pro Forma Unaudited Condensed Consolidated Financial Data does not purport to represent either future results or the results that would have occurred if the Recapitalization had occurred on the dates indicated, nor does it give effect to any matters other than those described in the notes thereto.

      PRO FORMA UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1993

                                                                                  HISTORICAL   ADJUSTMENTS    PRO FORMA
                                                                                  ----------  -------------  -----------
                                                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales.......................................................................  $  429,353                  $ 429,353
Operating expense...............................................................     414,849                    414,849
                                                                                  ----------                 -----------
Operating income................................................................      14,504                     14,504
Interest expense................................................................     (49,834) $  21,450(1)      (28,384)
Interest income.................................................................       1,392                      1,392
Other, net......................................................................        (245)                      (245)
                                                                                  ----------  -------------  -----------
Income (loss) before income taxes...............................................     (34,183)    21,450         (12,733)
Income tax (expense) benefit....................................................       8,940     (8,151)(2)         789
                                                                                  ----------  -------------  -----------
Net loss(3).....................................................................  $  (25,243) $  13,299       $ (11,944)
                                                                                  ----------  -------------  -----------
                                                                                  ----------  -------------  -----------
Net loss per share..............................................................  $    (2.40)                 $   (0.65)
                                                                                  ----------                 -----------
                                                                                  ----------                 -----------
Weighted average shares outstanding.............................................      10,501                     18,501
                                                                                  ----------                 -----------

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1994

                                                                                  HISTORICAL   ADJUSTMENTS    PRO FORMA
                                                                                  ----------  -------------  -----------
                                                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales.......................................................................  $  386,153                  $ 386,153
Operating expense...............................................................     339,868                    339,868
                                                                                  ----------                 -----------
Operating income................................................................      46,285                     46,285
Interest expense................................................................     (37,971) $  16,695(1)      (21,276)
Interest income.................................................................       1,522                      1,522
Other, net......................................................................         646                        646
                                                                                  ----------  -------------  -----------
Income before income taxes......................................................      10,482     16,695          27,177
Income tax expense..............................................................      (4,329)    (6,344)(2)     (10,673)
                                                                                  ----------  -------------  -----------
Net income(3)...................................................................  $    6,153  $  10,351       $  16,504
                                                                                  ----------  -------------  -----------
                                                                                  ----------  -------------  -----------
Net income per share............................................................  $     0.57                  $    0.87
                                                                                  ----------                 -----------
                                                                                  ----------                 -----------
Weighted average shares outstanding.............................................      10,886                     18,886
                                                                                  ----------                 -----------

                 PRO FORMA UNAUDITED CONSOLIDATED BALANCE SHEET

                            AS OF SEPTEMBER 30, 1994

                                     ASSETS

                                                                                 HISTORICAL   ADJUSTMENTS     PRO FORMA
                                                                                 ----------  --------------  -----------
                                                                                             (IN THOUSANDS)
Cash and cash equivalents......................................................  $   52,964  $  109,560(4)    $  53,255
                                                                                                100,000(5)
                                                                                                175,000(6)
                                                                                               (374,268)(7)
                                                                                                 (8,163)(8)
                                                                                                 (1,838)(9)
Accounts receivable, net.......................................................      75,566                      75,566
Inventories....................................................................      55,347                      55,347
Prepaid expenses and other.....................................................       1,076                       1,076
                                                                                 ----------  --------------  -----------
  Total current assets.........................................................     184,953         291         185,244
Property, plant and equipment, net.............................................     253,115                     253,115
Reorganization value in excess of amounts allocable to identifiable assets,
 net...........................................................................       3,460                       3,460
Intangible assets, net.........................................................       3,326       8,163(8)       11,489
Other noncurrent assets........................................................      31,927                      31,927
                                                                                 ----------  --------------  -----------
                                                                                 $  476,781  $    8,454       $ 485,235
                                                                                 ----------  --------------  -----------
                                                                                 ----------  --------------  -----------

                                          LIABILITIES AND STOCKHOLDERS' EQUITY

Current portion of long-term debt..............................................              $   10,000(5)    $  10,000
Accounts payable...............................................................  $   27,976                      27,976
Accrued liabilities............................................................       8,053                       8,053
Accrued interest...............................................................      12,639     (12,639)(7)      --
Income taxes payable...........................................................       5,312      (5,312)(3)      --
Employee benefits payable......................................................       5,884                       5,884
                                                                                 ----------  --------------  -----------
  Total current liabilities....................................................      59,864      (7,951)         51,913
Long-term debt.................................................................     300,509      90,000(5)      265,000
                                                                                                175,000(6)
                                                                                               (361,629)(7)
                                                                                                 61,120(3)
Other noncurrent liabilities...................................................      71,077     (17,074)(3)      54,003
Deferred income taxes..........................................................      42,725     (14,500)(3)      27,527
                                                                                                   (698)(9)
                                                                                 ----------  --------------  -----------
  Total liabilities............................................................     474,175     (75,732)        398,443
Commitments and contingencies..................................................      --                          --
Stockholders' equity...........................................................       2,606     109,560(4)       86,792
                                                                                                (24,234)(3)
                                                                                                 (1,140)(9)
                                                                                 ----------  --------------  -----------
                                                                                 $  476,781  $    8,454       $ 485,235
                                                                                 ----------  --------------  -----------
                                                                                 ----------  --------------  -----------

       NOTES TO PRO FORMA UNAUDITED CONDENSED CONSOLIDATED FINANCIAL DATA

(1) Adjustment to eliminate cash and non-cash interest expense on the Old Notes and to record (i) interest expense associated with the Senior Notes (at an assumed rate of 11 1/2%) and Term Loan, (ii) fees under the New Credit Agreement, and (iii) amortization of debt issue costs resulting from the Recapitalization, net of pro forma capitalized interest. Each one half of one percent change in the assumed interest rates for both the Senior Notes and the Term Loan changes pro forma annual interest expense by $1.4 million.

(2) Adjustment to reflect the federal and state income tax impact related to the changes in interest expenses discussed above.

(3) Pro forma net income (loss) does not include the extraordinary loss that will result from the redemption of the Old Notes. This extraordinary loss is $24.2 million (net of income tax benefits) if the Recapitalization had occurred as of September 30, 1994. Such loss has been reflected in the pro forma stockholders' equity and will be reflected in the Company's historical income statement in the period during which the Old Notes are redeemed. The pro forma balance sheet adjustments also reflect the recognition of unamortized discount on the Old Notes and the reversal of non-cash interest accrued in accordance with EITF Issue No. 86-15, "Increasing Rate Debt" resulting from the redemption of the Old Notes and the recording of related income tax benefits.

(4) Adjustment giving effect to the issuance of 8 million shares of Common Stock at an assumed offering price per share of $14.50 (the closing price on the New York Stock Exchange on October 19, 1994), net of estimated issuance costs of $6.4 million.

(5)  Adjustment giving effect to the proceeds from the New Credit Agreement.

(6)  Adjustment giving effect to the issuance of the Senior Notes.

(7) Adjustment giving effect to the repayment of the Old Notes and related accrued interest and borrowings under the Old Credit Agreement.

(8) Adjustment to reflect the financing fees related to the New Credit Agreement and the Senior Notes.

(9) Adjustment to reflect the payment of net interest expense on the Old Notes during the redemption notice period of 30 days in compliance with the Old Indentures and payment of the termination fee related to the Old Credit
     Agreement. This non-recurring adjustment has not been reflected in pro forma net income and has been reflected in pro forma stockholders' equity.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

OVERVIEW

    The polyethylene, polypropylene and styrene markets in which Rexene competes are cyclical markets that are sensitive to relative changes in supply and demand, which are in turn affected by general economic conditions. Rexene's plastic film and APAO businesses are generally less sensitive to the economic cycles. Historically, the cyclical segments have experienced alternating periods of tight supply and rising prices and profit margins, followed by periods of large capacity additions resulting in oversupply and declining prices and profit margins. Following a significant improvement in domestic economic growth since the second half of 1993, these markets experienced increased levels of demand which have resulted in greater capacity utilization and higher domestic and export prices. According to CMAI, during the first six months of 1994, domestic demand for LDPE, polypropylene and styrene increased by approximately 9%, 14% and 5%, respectively, compared to the first six months of 1993. This increase in demand has enabled the Company and the petrochemical industry in general to increase selling prices significantly at a time when feedstock costs have either not increased or only increased modestly compared to end product prices. For example, from December 1993 to September 1994, the Company increased the average selling prices of its polyethylene, polypropylene and styrene by 28%, 18% and 66% per pound, respectively. During the same period, prices for the Company's major feedstocks, ethane and propane, were relatively stable, and the price for benzene increased 63%.

    Principal raw materials purchased by the Company consist of ethane, propane (extracted from natural gas liquids), propylene and benzene for the polymer and styrene businesses and polyethylene resins for the film business. The prices of feedstocks fluctuate widely based on the prices of natural gas and oil. During the past four years, feedstocks accounted for between approximately 24% and 32% of the Company's total cost of sales. As a result, the Company's ability to pass on increases in raw material costs to customers has a significant impact on operating results. Current market conditions for the Company's products indicate that increases in feedstock costs may be passed on to customers, but an adverse change in market conditions for such products could reduce pricing flexibility, including the ability to pass on any such increase.

RESULTS OF OPERATIONS

    In connection with the Reorganization, the Company adopted as of September 30, 1992, the American Institute of Certified Public Accountants' Statement of Position No. 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code" (the "Reorganization SOP"). The Company's basis of accounting for financial reporting purposes changed as a result of adopting the Reorganization SOP. Specifically, the Reorganization SOP required (i) the adjustment of the Company's assets and liabilities to reflect a reorganization value generally approximating the fair value of the Company as a going concern on an unleveraged basis, (ii) the elimination of its accumulated deficit, and
(iii) adjustments to its capital structure to reflect consummation of the Amended Plan. Accordingly, the results of operations (other than net sales) after September 30, 1992 are not comparable to results of operations prior to such date, and the results of operations for the nine months ended September 30, 1992 and the three months ended December 31, 1992 have not been aggregated.

    The Company will record an extraordinary non-cash loss from the redemption of the Old Notes. Such loss will be recognized in the period during which the Old Notes are redeemed. See Note 3 of the Notes to the Pro Forma Unaudited Condensed Consolidated Financial Data appearing elsewhere herein.

    NINE MONTHS ENDED SEPTEMBER 30, 1994 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1993

    Results of operations for the nine months ended September 30, 1993 and September 30, 1994 are as follows (in thousands):

                                                                          NINE MONTHS ENDED
                                                                            SEPTEMBER 30,
                                                                        ----------------------
                                                                           1993        1994
                                                                        ----------  ----------
Net sales.............................................................  $  326,460  $  386,153
Operating expenses:
  Cost of sales.......................................................     284,900     308,961
  Marketing, general and administrative...............................      24,494      25,971
  Research and development............................................       4,875       4,936
                                                                        ----------  ----------
                                                                           314,269     339,868
                                                                        ----------  ----------
Operating income......................................................      12,191      46,285
Interest expense......................................................     (36,942)    (37,971)
Interest income.......................................................       1,005       1,522
Other, net............................................................        (208)        646
                                                                        ----------  ----------
Income (loss) before income taxes.....................................     (23,954)     10,482
Income tax (expense) benefit..........................................       4,319      (4,329)
                                                                        ----------  ----------
Net income (loss).....................................................  $  (19,635) $    6,153
                                                                        ----------  ----------
                                                                        ----------  ----------

    Growth in the United States economy resulted in the strengthening of the petrochemical and polymer markets in which the Company participates during the nine months ended September 30, 1994. This resulted in increased volumes, prices and margins for the Company in most of its major product lines. Net sales increased $59.7 million (or 18%) from $326.5 million for the nine months ended September 30, 1993 to $386.2 million for the nine months ended September 30, 1994 due to a general increase in demand for all product lines. Plastic film sales increased $16.3 million (or 15%) in the first nine months of 1994 as compared to the first nine months of 1993 principally due to a volume increase of 20.0 million pounds (or 18%). Styrene sales increased $16.2 million (or 35%) in the first nine months of 1994 as compared to the first nine months of 1993 due to a volume increase of 37.6 million pounds (or 19%) and a price increase of 3 cents per pound (or 15%). Polyethylene sales increased $9.9 million (or 11%) in the first nine months of 1994 as compared to the first nine months of 1993, principally due to a volume increase of 24.4 million pounds (or 10%). Polypropylene sales increased $6.3 million (or 13%) in the first nine months of 1994 as compared to the first nine months of 1993 due to a volume increase of
7.9 million pounds (or 7%). APAO sales increased $2.4 million (or 19%) in the first nine months of 1994 as compared to the first nine months of 1993, principally due to a volume increase of 5.1 million pounds (or 22%). Excess feedstock sales increased $8.2 million (or 136%) in the first nine months of 1994 as compared to the first nine months of 1993.

    The Company's gross profit percentage increased from 13% for the nine months ended September 30, 1993 to 20% for the same period in 1994 principally due to the increase in selling prices and sales volumes discussed above.

    Marketing, general and administrative expenses increased $1.5 million (or 6%) for the first nine months of 1994 as compared to the same period in 1993 principally due to higher employee benefits that are related to the Company's improved operating performance, partially offset by lower marketing and bad debt expenses. Research and development expenses for the first nine months of 1994 remained relatively stable compared to the first nine months of 1993.

    Due primarily to the factors described above, operating income increased $34.1 million (or 280%) for the nine months ended September 30, 1994 as compared to the corresponding period in 1993.

    Cash interest expense increased $3.5 million (or 19%) and non-cash interest expense decreased $2.5 million (or 13%) principally due to the decision not to exercise the pay-in-kind feature on the Old Subordinated Notes for the interest payment that will be due on November 15, 1994.

    Other, net increased $.9 million for the nine months ended September 30, 1994 as compared to the nine months ended September 30, 1993, principally due to the receipt of approximately $1.0 million of insurance proceeds received in settlement of a claim related to a prior lawsuit.

    The income tax expense of $4.3 million for the first nine months of 1994 reflects current income taxes payable of $6.8 million, partially offset by deferred income tax benefits of $2.5 million. The income tax benefit for the same period in 1993 reflects the current income tax benefits from the carryback of 1993 pre-tax losses to prior years and the effect of deferred income taxes.

    Due primarily to the factors discussed above, for the first nine months of 1994, the Company earned net income of $6.2 million as compared to a net loss of $19.6 million for the first nine months of 1993.

    1993 COMPARED TO 1992 (PRO FORMA)

    As previously discussed, as a result of the Reorganization and the Company's adoption of "fresh start" accounting principles in connection therewith, the Company's results of operations (other than net sales) subsequent to September 30, 1992 are not comparable to those of prior periods. Therefore, the following analysis compares the results for the year ended December 31, 1993 to the pro forma results for the year ended December 31, 1992. The pro forma information gives effect to the Reorganization as though it had occurred on September 30, 1991. The adjustments relate primarily to (i) the recording of interest expense in accordance with the terms of the Old Notes, (ii) the recording of depreciation of property, plant and equipment in accordance with their restated values, (iii) the recording of amortization of reorganization value in excess of amounts allocable to identifiable assets, (iv) the elimination of goodwill amortization, reorganization items and the extraordinary gain, and (v) the income tax effects for adjustments (i) through (iv) above.

    Results of operations for the year ended December 31, 1993 and the year ended December 31, 1992 (pro forma) are as follows (in thousands):

                                                                  YEAR ENDED DECEMBER 31,
                                                                  ------------------------
                                                                     1992           1993
                                                                  -----------     --------
                                                                  (PRO FORMA)
Net sales.....................................................     $414,960       $429,353
Operating expenses:
  Cost of sales...............................................      360,257        375,609
  Marketing, general and administrative.......................       30,629         32,641
  Research and development....................................        6,374          6,599
                                                                  -----------     --------
                                                                    397,260        414,849
                                                                  -----------     --------
Operating income..............................................       17,700         14,504
Interest expense..............................................      (49,572)       (49,834)
Interest income...............................................        1,377          1,392
Other, net....................................................       (6,818)          (245)
                                                                  -----------     --------
Loss before income taxes......................................      (37,313)       (34,183)
                                                                  -----------     --------
Income tax benefit............................................        8,116          8,940
                                                                  -----------     --------
Net loss......................................................     $(29,197)      $(25,243)
                                                                  -----------     --------
                                                                  -----------     --------

    Net sales increased $14.4 million (or 3%) for the year ended December 31, 1993 as compared to 1992 principally due to an increase in plastic film sales. Plastic film sales increased $11.8 million (or 9%) primarily due to a volume increase of 11.2 million pounds (or 7%) principally due to higher sales to the disposable diaper market and the blown coextrusion film market. APAO and excess propane and ethylene sales also contributed to the increase in sales. APAO sales increased $3.3 million (or 20%) from 1992 to 1993 principally due to an increase in sales of product purchased from the Ube Rexene Corporation joint venture located in Japan. Excess ethylene and propane sales increased $5 million due to changes in the feedstock mix at the olefin plant. These increases were partially offset by a $3 million (or 2%) decrease in polyethylene sales and a $3.1 million (or 5%) decrease in styrene sales. Polyethylene and styrene sales declined in 1993 as compared to 1992 primarily as a result of continuous pricing pressure due to an overcapacity in the industry.

    The Company's gross profit percentage remained constant at 13% in 1993 as compared to 1992. Gross profit for 1993 decreased $1.0 million (or 2%) as compared to 1992 principally due to a decrease in polyethylene gross profits of $4.4 million as a result of lower margins, partially offset by lower environmental remediation charges in 1993. Gross profit for 1992 reflected a charge to increase the Company's environmental remediation accrual. Polyethylene margins for 1993 were lower than 1992 margins principally as a result of higher ethylene transfer prices and lower selling prices for polyethylene.

    Marketing, general and administrative expenses increased $2.0 million (or 7%) from $30.6 million in 1992 to $32.6 million in 1993 principally due to an increase in marketing and related expenditures incurred to address growth opportunities for plastic film and APAO. In addition, the increase in 1993 is due to unusually low expenses in 1992 as a result of changes in estimates of incentive and benefit plan expenses and lower legal fees for general litigation resulting from the automatic stay provision of the Bankruptcy Code.

    Due primarily to the factors described above, operating income decreased $3.2 million (or 18%) from $17.7 million in 1992 to $14.5 million in 1993.

    Other, net decreased $6.6 million (or 96%) from $6.8 million in 1992 to $.2 million in 1993 principally due to a $7.4 million accrual in 1992 relating to the adverse judgment (including estimated attorneys' fees) on the Izzarelli class action lawsuit, partially offset by $1.5 million of business interruption insurance proceeds received in 1992 for an electrical outage at the Odessa Facility in May 1991. See "Business -- Litigation."

    The 1993 results include an income tax benefit of $8.9 million as compared to a benefit of $8.1 million for 1992. As a result of adoption of Statement of Financial Accounting Standards 109, "Accounting for Income Taxes" on September 30, 1992, the income tax benefit for 1993 is not comparable to the income tax benefit for 1992.

    Due primarily to the factors described above, the net loss decreased $4.0 million (or 14%) from $29.2 million in 1992 to $25.2 million in 1993.

    1992 COMPARED TO 1991

    As previously discussed, as a result of the Reorganization and the Company's adoption of "fresh start" accounting principles in connection therewith, the Company's results of operations (other than net sales) subsequent to September 30, 1992 are not comparable to those of prior periods. Therefore, the following analysis compares the results for the three months ended December 31, 1992 to the results for the three months ended December 31, 1991 on a pro forma basis as described in the following sentence, and compares the results for the nine months ended September 30, 1992 to the nine months ended September 30, 1991. The pro forma information for the three months ended December 31, 1991 gives effect to the Reorganization as though it had occurred on September 30, 1991. The adjustments relate primarily to (i) the recording of interest expense in accordance with the terms of the Old Notes, (ii) the recording of depreciation of property, plant and equipment in accordance with their restated values, (iii) the recording of amortization of reorganization value in excess of amounts allocable to identifiable assets, and (iv) the income tax effects for adjustments (i) through (iii) above.

    Results of operations for the three months ended December 31, 1992 and the three months ended December 31, 1991 (pro forma), and the results of operations for the nine months ended September 30, 1992 and the nine months ended September 30, 1991 are as follows (in thousands):

                                               NINE MONTHS ENDED      THREE MONTHS ENDED
                                                 SEPTEMBER 30,           DECEMBER 31,
                                              --------------------  ----------------------
                                                1991       1992        1991        1992
                                              ---------  ---------  -----------  ---------
                                                                    (PRO FORMA)
Net sales...................................  $ 350,902  $ 316,106   $  98,826   $  98,854
Operating expenses:
  Cost of sales.............................    299,356    278,081      87,523      86,732
  Marketing, general and administrative.....     32,446     23,918      10,132       9,045
  Research and development..................      4,546      4,715       1,709       1,659
                                              ---------  ---------  -----------  ---------
                                                336,348    306,714      99,364      97,436
                                              ---------  ---------  -----------  ---------
Operating income (loss).....................     14,554      9,392        (538)      1,418
Interest expense............................    (49,397)    --         (12,660)    (12,660)
Other, net..................................      4,402        282        (651)        806
Debt restructuring costs....................     (9,786)    --          --          --
Reorganization items........................     --        (38,514)     --          --
                                              ---------  ---------  -----------  ---------
Loss before income taxes and extraordinary
 gain.......................................    (40,227)   (28,840)    (13,849)    (10,436)
                                              ---------  ---------  -----------  ---------
Income tax (expense) benefit................      8,567     (2,636)      3,352       3,908
                                              ---------  ---------  -----------  ---------
Loss before extraordinary gain..............    (31,660)   (31,476)    (10,497)     (6,528)
Extraordinary gain..........................     --        123,672      --          --
                                              ---------  ---------  -----------  ---------
Net income (loss)...........................  $ (31,660) $  92,196   $ (10,497)  $  (6,528)
                                              ---------  ---------  -----------  ---------
                                              ---------  ---------  -----------  ---------

    THREE MONTHS ENDED DECEMBER 31, 1992 COMPARED TO THREE MONTHS ENDED DECEMBER 31, 1991
     (PRO FORMA)

    Net sales remained constant for the three months ended December 31, 1992 as compared to the three months ended December 31, 1991. Polyethylene sales increased $2.7 million (or 9%) principally due to an increase in average selling prices of 4 cents per pound (or 12%). The increase in average selling prices was due to high capacity utilization in the HPLDPE resin industry. The polyethylene sales increase was offset by a decrease in polypropylene sales of $2.7 million (or 17%) for the three months ended December 31, 1992 compared to the same period in 1991 principally due to a decrease in sales volumes of 3.1 million pounds (or 9%) and a decrease in average selling prices of 4 cents per pound (or 9%). The decreased polypropylene sales volume was primarily due to lower demand resulting from overall economic conditions and oversupply in the global polypropylene markets.

    The Company's gross profit percentage increased from 11% in the three months ended December 31, 1991 to 12% in the 1992 period principally due to the 4 cents per pound polyethylene price increase.

    Marketing, general and administrative expenses decreased $1.1 million (or 11%) from $10.1 million for the three months ended December 31, 1991 to $9.0 million for the three months ended December 31, 1992 principally due to cost reduction and containment efforts.

    Due primarily to the factors described above, operating income was $1.4 million for the three months ended December 31, 1992 as compared, on a pro forma basis, to an operating loss of $.5 million for the corresponding period in 1991.

    Other, net increased $1.5 million for the three months ended December 31, 1992 as compared to the same period in 1991 principally because of a reimbursement from an escrow account established during a merger of the Company in 1988 of approximately $1.0 million for the net cost, plus interest thereon, of defending certain lawsuits.

    Due primarily to the factors described above, the net loss for the three months ended December 31, 1992 decreased by $4.0 million (or 38%) to $6.5 million, as compared, on a pro forma basis, to $10.5 million for the corresponding period in 1991.

    NINE MONTHS ENDED SEPTEMBER 30, 1992 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1991

    Net sales decreased $34.8 million (or 10%) from $350.9 million for the nine months ended September 30, 1991 to $316.1 million for the nine months ended September 30, 1992 principally due to lower styrene, polyethylene and polypropylene sales. Styrene sales decreased $16.1 million (or 25%) in the first nine months of 1992 as compared to the first nine months of 1991 due to a volume decrease of 20.3 million pounds (or 9%) and a price decrease of 4.9 cents per pound (or 17%). The decrease in styrene volumes was primarily due to lower plant utilization rates which were implemented to minimize operating losses and to focus on key customers. Polyethylene sales decreased $10.6 million (or 10%) in the first nine months of 1992 as compared to the first nine months of 1991 due to a volume decrease of 22.1 million pounds (or 8%) and a price decrease of 1.0 cent per pound (or 3%). The polyethylene volume decrease was primarily due to lower demand resulting from sluggish economic conditions during the early part of the year. Polypropylene sales decreased $5.5 million (or 10%) in the first nine months of 1992 as compared to the first nine months of 1991 due to a price decrease of 2.1 cents per pound (or 5%) and a volume decrease of 6.5 million pounds (or 5%). The decrease in polypropylene volumes was due to a variety of factors including lower plant utilization rates and overall economic conditions. Plastic film sales for the first nine months of 1992 remained relatively stable as compared to the comparable period in 1991.

    The Company's gross profit percentage decreased from 15% for the nine months ended September 30, 1991 to 12% for the same period in 1992 principally due to the lower average selling prices discussed above and due to an increase to the Company's environmental remediation accrual.

    Marketing, general and administrative expenses decreased $8.5 million (or 26%) from $32.4 million for the nine months ended September 30, 1991 to $23.9 million for the nine months ended September 30, 1992 principally due to cost containment efforts and lower legal fees for general litigation because of the automatic stay provision of the federal bankruptcy laws. (Also see professional fees associated with the Reorganization discussed below). Due primarily to the factors described above, operating income for the nine months ended September 30, 1992 decreased $5.2 million (or 35%) to $9.4 million, as compared to $14.6 million for the corresponding period in 1991.

    Interest expense on the senior and subordinated notes of Old Rexene was accrued through October 18, 1991. In addition, interest expense was accrued from October 18, 1991 to December 31, 1991 in accordance with an agreement in principle between the Company and the holders of senior and subordinated notes of Old Rexene prior to the approval of the Amended Plan. The Amended Plan eliminated postpetition interest requirements through June 30, 1992. Therefore, postpetition interest of $6.8 million accrued as of December 31, 1991 was reversed in the first quarter of 1992 and is included in other, net on the condensed consolidated statement of operations for the nine months ended September 30, 1992. Interest expense from July 1, 1992 through September 30, 1992 is included in reorganization items.

    Other, net for the nine months ended September 30, 1992, includes a $7.4 million accrual relating to the adverse judgment (including estimated attorneys' fees) on the Izzarelli class action lawsuit, partially offset by the reversal of postpetition interest of $6.8 million accrued as of December 31, 1991 discussed above, and $1.5 million of business interruption insurance proceeds received for an electrical outage at the Odessa Facility in May 1991. See "Business -- Litigation."

    The Reorganization items for the nine months ended September 30, 1992 are described in Note 3 to the Consolidated Financial Statements. In the first nine months of 1992, the Company incurred $12.6 million of professional fees associated with the Reorganization. In the first nine months of 1991, the Company incurred $9.8 million of debt restructuring costs.

    The Company recorded income tax expense of $2.6 million on a loss before income taxes of $28.8 million for the nine months ended September 30, 1992. There are permanent differences between the Company's income for financial reporting purposes and tax purposes resulting principally from the lower tax basis for assets purchased when the Company was sold in 1988. These permanent differences cause the effective income tax rate to be higher than the statutory income tax rate for federal and state income taxes with the effective rate being greater in periods of lower taxable income.

    In the third quarter of 1992, the Company recorded an extraordinary gain of $123.7 million as a result of exchanging the senior and subordinated notes of Old Rexene for the Old Notes and Common Stock under the Amended Plan.

    Due primarily to the factors described above, the Company had net income of $92.2 million for the nine months ended September 30, 1992 (or a net loss before extraordinary gain of $31.5 million) compared to a net loss of $31.7 million for the corresponding period in 1991.

LIQUIDITY AND CAPITAL RESOURCES

    During the nine months ended September 30, 1994, cash generated from operations increased $26.2 million as compared to the comparable period in 1993. This increase was principally due to higher operating income and receipt of $5.5 million of federal income tax refunds, partially offset by the effect of increased accounts receivable resulting principally from higher sales.

    The New Credit Agreement provides for up to $100 million of term loans and up to $80 million of revolving credit loans for working capital and for letters of credit. The Company will be required to repay a portion of its borrowings under the Term Loan each year, commencing in 1995, so as to retire such indebtedness in its entirety by December 31, 1999. Availability of borrowings under the Revolving Credit Facility will be based upon a formula related to inventory and accounts receivable and is contingent upon the receipt by the Company of gross proceeds from the Common Stock Offering of at least $85 million and of aggregate gross proceeds from the Offerings of at least $275 million. See "Certain Indebtedness of the Company -- New Credit Agreement."

    After the Recapitalization, the Company will have substantial principal repayment obligations. The Company will be required to make quarterly principal payments under the Term Loan commencing on March 31, 1995. The first four payments will each be in the amount of $2.5 million, the next four payments will each be in the amount of approximately $3.75 million and all payments thereafter will each be in the amount of $6.25 million, so as to retire such indebtedness in its entirety by December 31, 1999. In addition, under the New Credit Agreement, the Company has certain mandatory prepayment obligations that will not exceed $10.0 million in 1995, $20.0 million, less any prior mandatory repayments made from excess cash flow, in 1996 or $30.0 million, less any prior mandatory repayments made from excess cash flow, in 1997 in the event annual
cash  flow exceeds certain levels. The Senior Notes will mature on             ,
2004. The Company believes that following the consummation of the Offerings, based on current levels of operations and anticipated growth, its cash flow from operations, together with other available sources of liquidity, including borrowings under the Revolving Credit Facility, will be adequate for the foreseeable future to make scheduled payments of principal and interest under the New Credit Agreement and interest payments on the Senior Notes, to permit anticipated capital expenditures and to fund working capital requirements. However, the ability of the Company to satisfy these obligations depends on a number of significant assumptions regarding the demand for the Company's products, raw material costs and other factors. See "Investment Considerations
- -- High Leverage and Substantial Debt Service Requirements."

    The New Credit Agreement and the Indenture will contain covenants which, among other things, restrict the ability of the Company to incur additional indebtedness, create or permit liens, effect certain asset sales and engage in certain mergers or similar transactions. The New Credit Agreement will also contain certain financial covenants relating to the financial condition of the Company, including covenants relating to the ratio of its earnings to its interest expense, the ratio of its earnings to its fixed charges and a leverage ratio. These covenants could limit the Company's ability to obtain additional financing and engage in certain corporate activities. Continued compliance with such covenants will depend upon a variety of factors, including general economic conditions and other factors beyond the control of the Company. See "Investment Considerations" and "Certain Indebtedness of the Company."

    During 1992 and 1993, the Company expended approximately $15.1 and $17.0 million, respectively, for capital expenditures. For 1994, the Company has budgeted $31.0 million for capital expenditures, of which approximately $21.1 million had been spent through September 1994. For 1995, the Company has budgeted approximately $30.0 million for proposed capital expenditures. In addition, the Company is exploring a number of possible product development opportunities which would require additional capital expenditures. For example, the Company has announced the development of a new polyolefin polymer, REXFLEX-TM- FPO. The Company is currently producing experimental quantities of this product in a small-scale pilot plant at the Odessa Facility and is in the process of developing process technology for a commercial plant. At this time, however, no budgeting decision has been made regarding this or other similar projects.

    A number of potential environmental liabilities exist which relate to contaminated property. In addition, a number of potential environmental costs relate to pending or proposed environmental regulations. No assurance can be given that all of the potential liabilities arising out of the Company's present or past operations have been identified or that the amounts that might be required to remediate such sites or comply with pending or proposed environmental regulations can be accurately estimated. The Company has approximately $23.0 million accrued in the September 30, 1994 balance sheet as a preliminary estimate of its total potential environmental liability with respect to remediating known contamination. If, however, additional liabilities with respect to environmental contamination are identified, there is no assurance that additional amounts that might be required to remediate such potential sites would not have a material adverse effect on the financial condition of the Company. In addition, future regulatory developments could restrict or possibly prohibit existing methods of environmental compliance, such as the disposal of waste water in deep injection wells. At this time, the Company is unable to determine the potential consequences such possible future regulatory developments would have on its financial condition. Management continually reviews on an on-going basis its estimates of potential environmental liabilities. The Company does not currently carry environmental impairment liability insurance to protect it against such contingencies because such coverage is available only at great cost and with broad exclusions. As part of its financial assurance requirements under the RCRA and equivalent Texas law, the Company has deposited $10.6 million in trust to cover closure and post-closure costs and liability for bodily injury and certain types of property damage arising from sudden and non-sudden accidental occurrences at certain of the Odessa Facility's hazardous waste management units. This deposit is included in other noncurrent assets in the September 30, 1994 balance sheet. This amount deposited in trust does not cover the costs of addressing existing contamination at the Odessa Facility.

    The Company's operating expenditures for environmental remediation and waste disposal were approximately $6.4 million in 1993 and are expected to be approximately $6.0 million in 1994. In 1993 the Company also expended approximately $5.1 million relating to environmental capital expenditures. In 1994, the Company expects to spend approximately $3.2 million for environmentally-related capital expenditures, which is lower than historical levels due to timing of expenditures pertaining to several projects. Thereafter for the foreseeable future, the Company expects to incur approximately $4.0 to $5.0 million per year in capital spending to address the requirements of Environmental Laws. Annual amounts could vary depending on a variety of factors, such as the control measures or remedial technologies ultimately required and the time allowed to meet such requirements. See "Business -- Environmental and Related Regulation."

                                    BUSINESS

INDUSTRY

    The polyethylene, polypropylene and styrene markets in which Rexene competes are cyclical markets that are sensitive to relative changes in supply and demand, which are in turn affected by general economic conditions. Rexene's plastic film and APAO businesses are generally less sensitive to economic cycles. Historically, the cyclical segments have experienced alternating periods of tight supply and rising prices and profit margins, followed by periods of large capacity additions resulting in oversupply and declining prices and profit margins. In the early 1980's, overcapacity in the polyethylene and polypropylene markets and weakened demand for styrene due to general economic conditions led to poor operating results for the Company and the industry in general. In the mid 1980's, construction of new production facilities slowed and increases in production capacities due to technology improvements moderated. At the same time, domestic demand grew significantly as a result of a stronger U.S. economy and export sales strengthened due in part to a weaker U.S. dollar. As a result, during fiscal years 1987 to 1989, the industry experienced increased levels of demand for its products which resulted in near full capacity utilization rates, higher domestic and export prices and record earnings. Feedstock prices were also favorable during this period. In response to this rapid increase in demand and profits, the U.S. LDPE, polypropylene and styrene industries increased total rated annual production capacity by approximately 22%, 31% and 34%, respectively, from 1988 to 1993. During the period 1990 to 1993, the rate in U.S. demand slowed as a result of the general economic conditions, and significant production capacity was added in some of the traditional export markets in the Far East. As a consequence, the industry, including the Company, experienced during this period an overcapacity condition that resulted in a decline in utilization rates and substantially lower average selling prices and margins.

    Following a significant improvement in domestic economic growth since the second half of 1993, these markets experienced increased levels of demand which have resulted in greater capacity utilization and higher domestic and export prices. According to CMAI, during the first six months of 1994, domestic demand for LDPE, polypropylene and styrene increased by approximately 9%, 14% and 5%, respectively, compared to the first six months of 1993. This increase in demand has enabled the Company and the petrochemical industry in general to increase selling prices significantly at a time when feedstock costs have either not increased or only increased modestly compared to end product prices. For example, from December 1993 to September 1994, the Company increased the average selling prices on its polyethylene, polypropylene and styrene by 28%, 18% and 66% per pound, respectively. During the same period, prices for the Company's major feedstocks, ethane and propane, were relatively stable, and the price for benzene increased 63%.

POLYMERS

    POLYETHYLENE. The chart below details the average domestic selling prices (for liner grade HPLDPE) and capacity utilization rates for the U.S. LDPE industry during the period 1981 through September 30, 1994. Utilization rates are derived by dividing production by total rated annual production capacity. LDPE utilization rates are used because HPLDPE industry utilization rate data are unavailable. However, the Company believes that since 1988 historical HPLDPE utilization rates have equalled or exceeded historical LDPE utilization rates.

                                 [LOGO]
    Source: CMAI
    Industry utilization rates based on LDPE
    Price cents/pound based on HPLDPE
    1994 third quarter estimated by CMAI

    Polyethylene is the largest volume polymer in the world and is consumed in a wide variety of consumer and industrial applications. In 1993, according to CMAI, the total U.S. demand (including exports) for LDPE was approximately 13.2 billion pounds, consisting of 7.4 billion pounds of high pressure low density
polyethylene  ("HPLDPE")  and   5.8  billion  pounds   of  linear  low   density
polyethylene ("LLDPE"). LDPE can be extruded or molded alone or with other resins and additives into a wide variety of industrial and consumer products, including film products (e.g., food packaging and pallet stretch wrap, coatings, bags, grocery sacks, toys and bottles). Although both types of LDPE are used to make the foregoing types of products, LLDPE has some physical properties, including film strength, that make it more suitable for some uses (e.g., trash bags and stretch wrap) than HPLDPE. In contrast, HPLDPE is easier to extrude and has the advantage of higher clarity. Rexene currently only participates in the HPLDPE segment. According to the Society of the Plastics Industry, Inc. ("SPI"), an industry trade association, total U.S. consumption of LDPE grew at an average annual rate of approximately 4.3% from 1988 to 1993.

    According to CMAI, in 1993 the U.S. LDPE market was comprised of 14 producers, with a total rated annual production capacity for HPLDPE of approximately 8.1 billion pounds and an annual production capacity dedicated exclusively for the production of LLDPE of approximately 5.6 billion pounds.
According to CMAI, the LDPE industry operated at a utilization rate of approximately 88.1% in 1993. With LDPE demand projected to grow by approximately 6.5% in 1994 over the previous year, CMAI estimates the overall LDPE industry's utilization rate will increase to approximately 92.5% in 1994, with both the HPLDPE and LLDPE industries operating at a rate of approximately 93.6% and 91.1%, respectively. The LDPE industry is projected by CMAI to have a utilization rate of approximately 92% during 1995.

    POLYPROPYLENE. The chart below details the average selling prices (general purpose, injection molding homopolymer grade) and capacity utilization rates for the U.S. polypropylene industry during 1981 through September 30, 1994. Utilization rates are derived by dividing production by total rated annual production capacity.

                                 [LOGO]
    Source: CMAI
    1994 third quarter estimated by CMAI

    Polypropylene is by volume sales one of the fastest growing major polymers. According to CMAI, demand (including exports) for this polymer was approximately
8.9 billion pounds in 1993. Polypropylene is consumed in a variety of applications, including automotive, appliance, housing, packaging, consumer products, medical and electrical/electronic. According to SPI, domestic consumption of polypropylene grew at an average annual rate of approximately 6.7% from 1988 to 1993.

    According to CMAI, in 1993 the U.S. polypropylene market consisted of 17 producers with a total rated annual production capacity of approximately 9.8 billion pounds. CMAI estimated the industry operating rate to have been approximately 88% in 1993. With industry capacity expected to increase by
approximately  550  million  pounds  in  1994  and  total  demand  (net  of   an
approximately 13% decline in export sales) expected to grow by approximately 8.9%, CMAI estimates the industry's utilization rate will be approximately 92% during 1994. Since no material change in annual production capacity has been announced for 1995, CMAI estimates that a 4.9% growth in total demand should result in an increase in the industry's utilization rate to 95% in 1995. In addition, approximately one billion pounds of additional capacity increases have been announced for 1996.

    AMORPHOUS POLYALPHAOLEFINS (APAO). APAO is used in a variety of applications including adhesives, sealants, roofing materials, paper lamination and wire and cable applications. While no definitive volume figures are available for this industry, Rexene's management estimates the total U.S. market (including exports and imports) demand for APAO and atactic polypropylene ("APP") was approximately 150 million pounds in 1993. In addition to the APAO supplied by Rexene and one other producer in the U.S., customers also obtain a portion of their needs from the supply of APP. APP is produced as a by-product material in polypropylene processes that use a standard catalyst. The supply of the by-product APP is declining as the remaining U.S. and global polypropylene producers shift their production to more economical high activity catalyst systems that produce no by-product APP.

STYRENE

    The chart below details the average selling prices and capacity utilization rates for the U.S. styrene industry during the period 1981 through September 30, 1994. Utilization rates are derived by dividing production by total rated annual production capacity.

                                 [LOGO]
    Source: CMAI
    1994 third quarter estimated by CMAI

    Styrene is a basic petrochemical used in a variety of applications, including packaging, housing, automotive and appliances. In 1993, U.S. demand (including exports) totaled approximately 10.9 billion pounds. According to CMAI, domestic consumption of styrene grew at an average annual rate of 1.3% from 1988 to 1993. Following the record results in 1988, demand for styrene in the U.S. declined each year through 1991 due primarily to sluggish economic growth and environmental concerns related to the use of polystyrene, its largest volume derivative. According to CMAI, growth in domestic demand has improved since 1992 with increases of approximately 8.7% and 5.4% in 1992 and 1993, respectively. CMAI estimates that domestic demand will increase by approximately 4.2% in 1994.

    In 1993, the U.S. styrene market consisted of 10 producers with total annual rated production capacity of approximately 11.6 billion pounds. According to CMAI, the industry operated at a utilization rate of approximately 87.4% in 1993. The U.S. supply is currently supplemented by approximately 600 million pounds of imports, primarily from Canada. Based on the estimated growth in styrene demand, CMAI estimates that domestic operating rates for the industry will be approximately 95% in 1994.

PLASTIC FILM

    The U.S. polyethylene film industry is highly fragmented, with over 450 producers ranging from a few large national producers such as CT Film to many small, regional producers. Polyethylene films are used for a variety of packaging and non-packaging applications for consumer and industrial uses, including trash bags, carry-out/retail bags, food and non-food packaging, personal care, medical uses, agricultural and horticultural uses, greenhouse, construction uses, stretch films for industrial uses and shrink films for consumer and industrial packaging.

    According to SPI, on the basis of polyethylene resins sold into the film market, the size of the U.S. market was estimated to be approximately 8 billion pounds in 1993. According to SPI, domestic demand for polyethylene films has grown at an average annual rate of approximately 5.6% from 1988 to 1993.

BUSINESS STRATEGY

    The Company's operating strategy to market value added specialty products and to improve its operating costs is designed to allow it to compete effectively against larger competitors in both periods of rising and declining prices. The Company believes that its operating strategy will enable it to take advantage of improved market conditions in a strong economy and to lessen the impact of depressed pricing and demand in market downturns. However, there can be no assurance that the Company will be able to succeed in implementing its business strategy. See "Investment Considerations."

    The following factors are central to the Company's operating strategy:

    - MAINTAIN CUSTOMER DRIVEN FOCUS TO PROVIDE VALUE ADDED SPECIALTY PRODUCTS AND QUALITY SERVICE: The Company seeks to be the premier provider of specialty polymers, tailored with tight performance specifications and high quality standards to the customer's specific applications. The Company believes that this focus distinguishes it from larger competitors, many of which focus primarily on customers that require large quantity, commodity grade products where competition is based primarily on price. The Company believes that its focus on the production of higher-margin, specialty polymers will enable the Company to maintain premium pricing relative to commodity grades of these products and preserve market share during periods of oversupply in the industry.

    - FOCUS ON NICHE MARKETS WHICH OPTIMIZE USE OF THE ODESSA FACILITY: The Odessa Facility has smaller polymer reactors than many of its competitors. For example, each of the polyethylene reactors at the Odessa Facility has a total rated annual production capacity of 75 million pounds or less, as compared to some of the Company's competitors which have polyethylene reactors with total rated annual production capacity ranging from 200 million to 500 million pounds. The Company believes, therefore, that it is in a better position than such competitors to respond efficiently and with greater flexibility to customer requirements for specially tailored, high quality products in small lot sizes. The Company currently produces over 300 different grades of polymers, and is one of only two domestic producers of a super clean grade of polypropylene utilized for medical applications and one of only two domestic on-purpose producers of APAO. Because of their added value, the Company's specialty polymers are generally priced as performance resins, thus yielding profit margins for Rexene generally higher than those that it otherwise would realize from the sale of commodity grade products.

    - CONTINUE TO DEVELOP PLASTIC FILM BUSINESS: CT Film sales increased from approximately $109 million in 1989 to approximately $147 million in 1993, an increase of approximately 35%. During the same period, the Company increased its total rated annual film production capacity from approximately 160 million pounds to approximately 225 million pounds. In September 1994, the Company commenced operation of a new film production plant with an annual rated production capacity of 20 million pounds in Scunthorpe, England. The Company intends to continue to grow its plastic film business through increased capacity utilization and, when appropriate, capacity expansions and selected acquisitions. The Company believes that such growth may reduce its sensitivity to the commodity chemical cycle, because demand and profit margins in the plastic film markets in which Rexene competes tend to be relatively stable.

    - DEVELOP  NEW PRODUCTS  AND APPLICATIONS  THROUGH TECHNOLOGICAL INNOVATION:
      The Company continually seeks to enhance and expand its portfolio of specialty polymers through sustained in-house research and development and licensing arrangements. For example, APAO, a special purpose polymer used primarily in roofing materials and adhesives, was developed by the Company in 1986. This polymer was developed principally to replace APP, a by-product of polypropylene manufacturing, with an on-purpose higher quality polymer. The Company's latest product development is a new polyolefin polymer, REXFLEX-TM- FPO. The Company believes that FPO has the potential for use in a wide variety of applications, including in automotive components, containers for personal care products and medical devices. Although the Company has made no budgeting decision with respect to the development of any specific new product, the Company is currently producing experimental quantities of FPO in a pilot plant at the Odessa Facility and is currently developing the process technology for a commercial plant. See "New Product Development."

    - CONTINUE TO IMPROVE OPERATING EFFICIENCIES: The Company's operating strategy includes making selective capital expenditures designed to modernize and upgrade its facilities, reduce its production costs and enable it to continue to produce technologically advanced products. For example, the Company has recently approved capital expenditures of approximately $4 million to upgrade portions of the olefins plant at the Odessa Facility, which should lower unit costs for olefin production. In addition, the Company has begun a program to selectively modernize and upgrade both cast and blown equipment at its plastic film production facilities to improve capacity. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

    - CONTINUE TO REINVEST IN CORE BUSINESSES AND REDUCE BALANCE SHEET LEVERAGE:
      The polyethylene, polypropylene and styrene markets in which Rexene competes are highly cyclical. The market is currently experiencing a period of price escalation; industry capacity utilization rates are increasing and firming while demand continues to grow. Recent price increases announced by major domestic polymer and styrene producers, including the Company, have made it likely that average prices will continue at or above current levels during 1994 and 1995. The Company's strategy is to take advantage of periods of market upturns by using cash flow generated during these periods to make capital expenditures and other reinvestments in its businesses and to continue to reduce the balance sheet leverage of the Company. Although no assurance can be given, based upon announced expansions to date, the Company does not believe that additional capacity from competitors will materially affect the Company's operating strategy through 1996. In addition, the Company intends to grow its polymer and plastic film businesses, internally and through selected strategic acquisitions and joint ventures.

PRINCIPAL PRODUCTS

    Plastic film, polyethylene, polypropylene, APAO and styrene are used by the Company's customers in different industrial processes to manufacture many diverse finished goods. Examples of these processes and principal end market products are set forth below:

PRODUCT                    INDUSTRIAL PROCESS                         PRINCIPAL END MARKET PRODUCTS
- ----------------  ------------------------------------  ---------------------------------------------------------
Plastic film      Lamination and other processes        Disposable diapers, feminine hygiene products, medical
                                                        products, tapes, packaging, lamination and unsupported
                                                        overwraps and greenhouse and agricultural applications
Polyethylene      Extrusion, injection or blow molding  CT Film division, food packaging, industrial packaging, medical bottles, produce films, laminated structures and
                                                        paper coatings
Polypropylene     Extrusion, injection, thermoforming   Capacitor film, electronic packaging, sterile medical
                  or blow molding                       products, automotive durables, eye care products, rigid
                                                        food containers, housewares and furniture
APAO              Extrusion or blending                 Adhesives, sealants, roofing materials, paper lamination
                                                        and wire and cable applications
Styrene           Through various intermediate          Disposable cups and trays, luggage, housewares, toys and
                  products                              building products

    The following chart presents the net sales, excluding intercompany sales, contributed by the Company's products during the periods indicated:

                                                                                         NINE MONTHS
                                                              YEAR ENDED                    ENDED
                                                             DECEMBER 31,     % OF      SEPTEMBER 30,     % OF
                                                                 1993       NET SALES       1994        NET SALES
                                                             ------------  -----------  -------------  -----------
Plastic film...............................................   $  147,468         34.3    $   124,792         32.3
Polyethylene...............................................      120,060         28.0        104,094         27.0
Polypropylene..............................................       64,459         15.0         56,107         14.5
APAO.......................................................       15,084          3.5         14,649          3.8
Styrene....................................................       61,372         14.3         63,295         16.4
Other......................................................       20,910          4.9         23,216          6.0
                                                             ------------     -----     -------------     -----
Total......................................................   $  429,353        100.0    $   386,153        100.0
                                                             ------------     -----     -------------     -----
                                                             ------------     -----     -------------     -----

    Except for one customer that accounted for approximately 9% and 10% of net sales for the year ended December 31, 1993 and the nine months ended September 30, 1994, respectively, no customer accounted for more than 4% of the Company's consolidated net sales for the year ended December 31, 1993 or the nine months ended September 30, 1994.

PLASTIC FILM

    THE PRODUCT

    The Company, through CT Film, is a major participant in the specialty market for polyethylene films. Product applications for these films include disposable diapers, feminine hygiene products, tapes, packaging, lamination and unsupported overwraps and greenhouse and agricultural applications. CT Film's products are manufactured principally with its own proprietary processes.

    CT Film develops specialty formulations of films to meet customer specifications for various highly specific and value added applications. Examples include a recycle film containing a minimum of 25% recycled materials, low gel film developed for photo-resistant applications, MAXILENE-R- lamination film and thin gauge barrier film for feminine hygiene products and medical applications. CT Film produces films for coextruded forming webs, linear tear films, and elastomeric films for surgical products. The Company currently manufactures over 1,500 different plastic film products.

    MARKETING

    Domestically, CT Film ships film from its plants in Chippewa Falls, Wisconsin; Clearfield, Utah; Dalton, Georgia; and Harrington, Delaware. The Company sold plastic film to over 450 customers in 1993, of which approximately 180 have been customers of CT Film for more than the past five years. The Company's customers include a number of Fortune 500 companies. Products are sold primarily through the Company's plastic film sales staff, which, as of September 14, 1994, consisted of 29 persons, supported by 50 technical service personnel (including research and development personnel) dedicated to plastic film.

    COMPETITION

    CT Film's domestic plants have a total rated annual production capacity of approximately 225 million pounds. From January 1, 1992 through September 30, 1994, the weighted average utilization rate for these facilities was 77%. CT Film's principal competitors include Tredegar Industries, Exxon Chemical
Americas, Clopay Corporation, Blessings Company, Deerfield Plastics Company, Inc., DuPont of Canada, and James River Corporation. The plastic film business is based on custom formulations to meet customer needs. Competition is based on the quality and properties of the film as well as price. CT Film seeks to develop innovative products to meet customer needs and seeks to compete by segmenting market niches and being responsive to customers' specific requirements.

    EUROPEAN OPERATIONS

    In 1993, the Company formed a wholly-owned subsidiary in England, Rexene Corporation Limited ("RCL"), to produce plastic film principally for European customers. In 1993, Kimberly-Clark Limited ("KCL") executed a contract providing for a firm commitment to purchase plastic film backsheet from RCL through December 2001. Film backsheet is used in the production of disposable diapers and training pants.

    RCL recently completed construction of a manufacturing facility in Scunthorpe, England at a cost of $12.2 million. The plant, which will supply KCL and other potential customers in Europe, commenced operations in September 1994 and has a total rated annual production capacity of 20 million pounds.

POLYETHYLENE

    THE PRODUCT

    The majority of polyethylene produced in the United States is LDPE resin. In 1993, approximately 59% of LDPE capacity in the United States was used to make HPLDPE and the balance to make LLDPE. The Company currently only participates in the HPLDPE market.

    The Company currently produces over 200 different grades of HPLDPE. Many of these grades are combined with other polymers to meet specific customer requirements. Examples of the Company's differentiated resins are ethylene-vinyl acetate (EVA) resins used in film applications that require high clarity, toughness and sealability, and specialty low-gel resins used in computer circuit board production. The Company focuses on producing high performance, specially tailored resins designed to meet the customer's specific requirements.

    MARKETING

    The Company participates in every principal market for HPLDPE, selling its HPLDPE resins under the REXENE-R- name. Prime grade products are sold domestically directly to customers primarily through the Company's sales and technical service staffs. Most wide specification products are sold to dealers for resale. Export sales are made through international trading companies or agents. Approximately 60% of the Company's polyethylene sales during the nine months ended September 30, 1994 were made to customers (other than CT Film) who have been customers of the Company for more than the past five years. Approximately 14% of the Company's polyethylene production in 1993 was shipped to CT Film. As of September 14, 1994, the Company's sales staff for its polyethylene, polypropylene and APAO products consisted of 37 persons, supported by 90 technical service personnel (including research and development personnel) dedicated to such products.

    COMPETITION

    There are currently 15 domestic producers of LDPE, some of which produce both HPLDPE and LLDPE. The largest manufacturer of LDPE is Quantum Chemical Corporation. The other five largest domestic producers of LDPE include Dow Chemical U.S.A., Union Carbide Corporation, Chevron Chemical Company, Exxon Chemical Company and Mobil Chemical Company. In 1993, Rexene accounted for approximately 3% of the U.S. capacity for LDPE and approximately 5% of the U.S. capacity for HPLDPE. The Odessa Facility has a total rated annual production capacity for polyethylene of approximately 405 million pounds. From January 1, 1992 through September 30, 1994, the weighted average utilization rate for the Company's polyethylene facilities was 97%. Competition for sales is generally based on price for less specialized products and on price, product performance and customer service for more specialized products. The Company seeks to compete with larger polyethylene producers by providing a high level of customer service and developing resins which are responsive to customers' specific requirements.

POLYPROPYLENE

    THE PRODUCT

    The Company currently produces over 100 different grades of polypropylene resins, including several types of general purpose polypropylene for industrial use and a variety of more differentiated types of polypropylene which have properties or characteristics specifically tailored for special uses. The Company emphasizes the manufacturing of polypropylene resins for specialty segments of the polypropylene market such as medical, electrical and food packaging applications. The Company is one of only two domestic producers of a super clean grade of polypropylene utilized for medical applications, and is a key supplier of this grade for electrical capacitor film uses. The Company's line of impact copolymer polypropylene products is used primarily for automotive components and rigid packaging. Other products include radiation resistant resins for medical applications requiring radiation sterilization, capacitor resins for premium electrical grade film, and premium copolymer blow-molding resins for medical and food applications. The Company has been active in making technology improvements in process and catalyst technology and works closely with customers in developing new products to meet their specific needs.

    MARKETING

    The Company sells its polypropylene products under the REXENE-R- name. Domestic and Canadian sales of products are sold primarily through the Company's sales and technical service staffs. Most wide-specification products are sold to brokers for resale. Export sales are made directly and through trading companies. Approximately 65% of the Company's polypropylene sales during the nine months ended September 30, 1994 were made to customers who have been customers of the Company for more than the past five years. As of September 14, 1994, the Company's sales staff and technical services staff for its polyethylene, polypropylene and APAO products consisted of 37 and 90 persons, respectively.

    COMPETITION

    In 1993, there were 17 domestic producers of polypropylene, with an estimated combined rated annual production capacity of approximately 9.8 billion pounds. In 1993, the four largest domestic producers of polypropylene were Himont Incorporated, Amoco Chemicals Corporation, Fina, Inc. and Exxon Chemical Company. Competition for sales is dependent upon a variety of factors, including product price, technical support and customer service, the degree of specialization of various grades of polypropylene and the extent to which substitute materials such as wood, glass, metals and other plastics are available on a cost-effective basis. General purpose polypropylene ordinarily competes principally on the basis of price, while more differentiated polypropylene competes principally on the basis of product quality, performance specifications and price. In 1993, Rexene accounted for approximately 2% of U.S. production capacity for polypropylene. The Odessa Facility has a total rated annual production capacity for polypropylene of approximately 180 million pounds. From January 1, 1992 through September 30, 1994, the weighted average utilization rate for the Company's polypropylene facilities was 88%. The Company seeks to compete effectively with larger competitors by focusing on specialty products responsive to customers' specific requirements.

APAO

    THE PRODUCT

    The Company is one of only two U.S. on-purpose producers of APAO. APAO is used primarily in the production of adhesives, sealants, roofing materials, paper lamination and wire and cable applications.

    MARKETING

    The Company sells APAO under the REXTAC-R- name. APAO is sold domestically through the Company's sales and technical service staffs. The Company supplements its sales of APAO with purchases from Ube Rexene Corporation ("URC"), a joint venture company located in Japan in which the Company holds a 50% equity interest. In 1993, purchases from URC were approximately 4.3 million pounds. The Company expects to purchase similar quantities from URC in 1994.

    COMPETITION

    The Company and Eastman Chemical Company are currently the only domestic on-purpose producers of APAO. In addition, a few producers of polypropylene also produce APP, which competes with APAO for some less performance driven uses. Based on management estimates, in 1993 Rexene accounted for approximately 30% of the United States capacity for APAO and APP. The Company has a total rated annual production capacity of approximately 45 million pounds per year. From January 1, 1992 through September 30, 1994, the weighted average utilization rate for the Company's APAO facilities was 85%. The Company seeks to compete by providing a high level of customer service and developing products which are responsive to customers' specific requirements.

STYRENE

    THE PRODUCT

    Styrene is a petrochemical commodity with a variety of applications. Styrene is made from ethylene and benzene and is principally used in the manufacture of intermediate products such as polystyrene, latex, acrylonitrile butadiene styrene (ABS) resins, synthetic rubbers and unsaturated polyester resins. Through these products, styrene can be found in consumer products, including disposable cups and trays, luggage, housewares, toys and building products such as roof insulation, pipes and fittings.

    MARKETING

    The Company sells the vast majority of its styrene directly to a small number of domestic customers under year to year contracts, and handles export sales through international trading companies.

    COMPETITION

    The total rated annual production capacity of the Odessa Facility for styrene is approximately 320 million pounds, which, in 1993, represented approximately 3% of the total rated domestic production capacity for styrene during such period. From January 1, 1992 through September 30, 1994, the weighted average utilization rate for the Company's styrene facilities was 88%. The six largest domestic producers of styrene are Arco Chemical Company, Huntsman Chemicals Corporation, Amoco Chemicals Corporation, Sterling Chemicals, Inc., Dow Chemical U.S.A. and Chevron Chemical Company. Competition for sales of styrene is generally based on price.

EXPORT SALES

    The Company had total export sales in 1993 of approximately $30.5 million, or 7.1% of the Company's total sales. During the first nine months of 1994, the Company had total export sales of approximately $32.6 million, or 8.5% of the Company's total sales. The export sales percentage increased during the nine months ended September 30, 1994 principally due to exports of plastic film to KCL, pending start-up of the Company's plant in Scunthorpe, England. The Company is decreasing its emphasis on this market to reduce the effect of wide price fluctuations in periods of tight demand and industry overcapacity. See Note 15 of the Notes to the Consolidated Financial Statements included elsewhere herein.

NEW PRODUCT DEVELOPMENT

    The Company continually seeks to enhance and expand its portfolio of specialty polymers through sustained in-house research and development and licensing arrangements. For example, in 1993 the Company developed a new polyolefin polymer, REXFLEX-TM- FPO. The Company believes that FPO has the potential for use in a wide variety of applications, including in automotive components, containers for personal care products and medical devices. Although the Company has made no budgeting decision with respect to the development of any specific new product, the Company is currently producing experimental quantities of FPO in a small-scale pilot plant at the Odessa Facility and is developing the process technology for a commercial plant. Commercial production of FPO is subject to the successful development of such technology, the completion of a commercial plant and necessary governmental approvals.

RAW MATERIALS FOR PRINCIPAL PRODUCTS

    Principal raw materials purchased by the Company consist of ethane, propane (extracted from natural gas liquids), propylene and benzene for the polymer and styrene businesses and polyethylene resins for the film business. The prices of feedstocks fluctuate widely based upon the prices of natural gas and oil. During the past four years, feedstocks accounted for between approximately 24% and 32% of the Company's total cost of sales. As a result, the Company's ability to pass on increases in raw material costs to customers has a significant impact on operating results. Current market conditions for the Company's products indicate that increases in feedstock costs may be passed on to customers, but an adverse change in market conditions for such products could reduce pricing flexibility, including the ability to pass on any such increase.

    The Odessa Facility obtains a combination of pure and mixed streams of natural gas liquids from NGL pipelines and NGL extraction plants located in West Texas and uses such streams to obtain ethane and propane feedstocks for the Company's olefins plant. In 1993, the Company consumed approximately 526 million pounds of ethane and 422 million pounds of propane, and during the first three quarters of 1994, the Odessa Facility consumed ethane and propane at an annual rate of 562 million and 472 million pounds, respectively. In 1993 and the first three quarters of 1994, the Company produced all of its ethylene and 53% of its propylene requirements for the Odessa Facility. The Company's feedstock supplies are currently adequate for its requirements. The Company has storage capacity for an approximately ten-day supply of feedstocks.

    The Odessa Facility uses benzene and ethylene to produce styrene. In 1993, approximately 62% of the Company's benzene purchases were under contracts from Gulf Coast producers and approximately 16% was purchased from Midwest producers at prevailing contract prices, with the balance of its needs being filled with purchases on the spot market. The Odessa Facility has historically served as its own source of ethylene.

    The principal feedstocks for the Company's captive ethylene and propylene production of the Odessa facility are ethane and propane. Ethane and propane prices are established in Mont Belvieu, Texas (Gulf Coast) according to prevailing market conditions, but the Company is able to purchase natural gas liquids containing ethane and propane in West Texas at prices discounted from the prevailing reported average Mont Belvieu, Texas prices. These discounts reflect a significant portion of the cost for the producers to transport natural gas liquids containing ethane and propane to Mont Belvieu, Texas and to fractionate them into pure ethane and propane. In 1993, the Company acquired all of the Odessa Facility's requirements for ethane and propane under such arrangements.

    CT Film raw materials consist principally of polyethylene resins and additives. CT Film obtains its raw materials from a variety of sources (including the Odessa Facility) and has been able to order these materials in advance as its needs dictate. CT Film has adequate storage capabilities for its raw materials.

EMPLOYEES AND LABOR RELATIONS

    As of September 14, 1994, the Company employed domestically approximately 1,280 persons and utilized approximately 120 contract workers. Approximately 520 (in addition to the contract workers) are employed at the Odessa Facility in the development and production of olefins, polyethylene, polypropylene, APAO and styrene. In addition, approximately 90 employees at the Odessa Facility are involved in various technical support activities to the manufacturing operations. Also, approximately 40 employees located in

Odessa, Dallas and field sales locations are involved in sales, marketing and distribution of the Company's products. Approximately 580 people are employed by CT Film, including 520 who are directly involved in the manufacture of plastic film products at various manufacturing locations in the U.S. Approximately 80 people are employed by CT Film in sales, marketing, engineering and technical support positions. Also, approximately 80 people are employed in various corporate staff positions in Dallas, which support all business activities of the Company. In addition, the Company employs approximately 30 people at its Scunthorpe, England facility. None of the Company's employees are unionized, except for approximately 120 employees at the CT Film facility in Chippewa Falls, Wisconsin. The Company and the union are parties to a collective bargaining agreement through February 28, 1997. The Company believes its relationship with its employees is satisfactory.

TRADEMARKS AND PATENTS

    The Company is the owner of many United States and foreign patents and uses trade secrets, including substantial know-how, which relate to its polyethylene, polypropylene, APAO and plastic film products. The Company has spent over $6 million for research and development during each of the last three fiscal years and anticipates spending a similar amount in 1994. Although patents and trade secrets are important to the Company, permitting it to retain ownership and use of its technological advances, the Company does not believe that the loss of any patent would have a material adverse effect on its financial condition. The Company also uses the technology of others under license agreements in certain of its manufacturing operations.

    REXENE-R- and REXTAC-R- are important trademarks for the Company's resins and are widely known among purchasers of these products. The Company is the owner of other trademarks used on or in connection with its products.

    The Company has been sued by Phillips Petroleum Company in two separate proceedings for alleged infringement of its crystalline and block copolymer polypropylene patents. The Company believes that, based upon its current knowledge of the facts of each case, the Company has meritorious defenses to the claims made and intends to defend each lawsuit vigorously. See "-- Litigation."

PROPERTIES

    The Company manufactures its polymers and petrochemicals at the Odessa Facility. The Odessa Facility is located on an approximately 875-acre site in West Texas which contains plants producing polyethylene, polypropylene, APAO and styrene, as well as ethylene and propylene primarily for captive use. The Odessa Facility is located near four NGL pipelines from which it derives its supply. CT Film has five manufacturing facilities for the production of blown and cast plastic film, located in Chippewa Falls, Wisconsin; Clearfield, Utah; Dalton, Georgia; Harrington, Delaware and Scunthorpe, England.

    The polyethylene plant in Odessa, Texas has been in operation since 1961 and has a total rated annual production capacity of approximately 405 million pounds. The plant is capable of producing a wide range of products including film, injection molding, extrusion coating and blow molding resins, such as ethylene homopolymers and ethylene vinyl acetate copolymers.

    The polypropylene plant in Odessa, Texas has been in operation since 1964 and has a total rated annual production capacity of approximately 180 million pounds. APAO is produced in a former polypropylene plant that was converted in 1986 and has a total rated annual production capacity, including expansions in 1994, of approximately 45 million pounds.

    The styrene plant in Odessa, Texas has been in operation since 1958 and has a total rated annual production capacity of approximately 320 million pounds.

    The olefins plant at the Odessa Facility has been in operation since 1961 and has a total rated annual production capacity for ethylene of approximately 540 million pounds and for propylene of approximately 210 million pounds.

    CT Film's Chippewa Falls plant began operations in 1948 and contains 24 production lines. The total rated annual production capacity is approximately 76 million pounds.

    The Clearfield plant began operations in 1991 and contains seven production lines. The total rated annual production capacity is approximately 44 million pounds.

    The Dalton plant began operations in 1966 and contains eleven production lines. In addition there are three printing presses, five slitter rewinders and six bag machines in the converting area. The total rated annual production capacity is approximately 38 million pounds.

    The Harrington plant began operations in 1972 and contains 12 production lines. The total rated annual production capacity is approximately 67 million pounds.

    In September 1994, CT Film commenced operations at a 62,000 square foot film production plant in Scunthorpe, England. The plant includes one production line with a total rated annual production capacity of approximately 20 million pounds.

    The Company's executive offices are located in Dallas, Texas in leased office space aggregating approximately 45,500 square feet. Additionally, the Company owns an off-site warehouse in Odessa, Texas and parcels of land held for sale in the La Porte and Pasadena industrial districts near Houston, Texas.

ENVIRONMENTAL AND RELATED REGULATION

    GENERAL

    The Company (and the industry in which it competes) is subject to extensive environmental laws and regulations and is also subject to other federal, state and local laws and regulations regarding health and safety matters. The Company believes that its business, operations and facilities generally have been and are being operated in compliance in all material respects with applicable environmental and health and safety laws and regulations, many of which provide for substantial fines, criminal sanctions, and in certain extreme circumstances, temporary or permanent plant closures for violations. Nevertheless, from time to time the Company has received notices of alleged violations of certain environmental laws, and has endeavored promptly to remedy such alleged violations. The ongoing operations of chemical manufacturing plants entail risks in these areas and there can be no assurance that material costs or liabilities will not be incurred in the future. Further, existing groundwater and/or soil contamination at the Odessa Facility may require remediation that could involve significant expenditures.

    In addition, future developments, such as increasingly strict requirements of environmental and health and safety laws and regulations and enforcement policies thereunder could bring into question the handling, manufacture, use, emission or disposal of substances or pollutants at the Company's facilities. Changes to or reinterpretations of existing laws could materially and adversely affect the Company's business and results of operations.

    The Company's operating expenditures for environmental remediation and waste disposal were approximately $6.4 million in 1993 and are expected to be approximately $6.0 million in 1994. In 1993 the Company also expended approximately $5.1 million relating to environmental capital expenditures. In 1994, the Company expects to spend approximately $3.2 million for environmental related capital expenditures, which is lower than historical levels due to timing of expenditures pertaining to several projects. Thereafter for the foreseeable future, the Company expects to incur approximately $4.0 to $5.0 million per year in capital spending to address the requirements of environmental laws. Annual amounts could vary depending on a variety of factors, such as the control measures or remedial technologies ultimately required and the time allowed to meet such requirements.

    The Company believes that, in light of its historical expenditures and expected future results of operations, it will have adequate resources to conduct its operations in compliance with currently applicable environmental and health and safety laws and regulations. However, in order to comply with changing licensing and regulatory standards, the Company may be required to make additional significant site or operational modifications that are not currently contemplated. Further, the Company has incurred and may in the future incur liability to clean up waste or contamination at its current or former facilities, or which it may have disposed of at facilities operated by third parties. The Company has approximately $23.0 million accrued in the September 30, 1994 balance sheet as a preliminary estimate of its total potential environmental liability with respect to remediating known site contamination. In addition, as part of its financial assurance requirements under RCRA and equivalent Texas law, the Company has deposited $10.6 million in trust to cover closure and post-closure costs and liability for bodily injury and certain types of property damage arising from sudden and non-sudden accidental occurrences at certain of the Odessa Facility's hazardous waste management units. However no assurance can be given that all potential liabilities arising out of the Company's present or past operations have been identified or that the amounts that might be required to remediate such conditions will not be significant to the Company. The Company continually reviews its estimates of potential environmental liabilities. The Company does not currently carry environmental impairment liability insurance to protect it against such contingencies because the Company has found such coverage available only at great cost and with broad exclusions.

    WASTEWATER

    The Company currently disposes of wastewater from the Odessa Facility through injection wells operated under permits from the Texas Natural Resource Conservation Commission ("TNRCC"). These permits expired in 1990, but the Company has been working with TNRCC since before their expiration to develop renewal permits. TNRCC has indicated that it intends to renew the Company's current injection well permits for an additional three years, but it has stated that it does not intend to renew the permits again after the expiration of the proposed three-year renewal period. Further, TNRCC may order the Company to cease using one or more of the wells if certain periodic testing results indicate that continued injection cannot be conducted safely. TNRCC has also granted the Company a permit to drill and operate a new deeper well to provide for wastewater disposal. Company consultants have estimated the cost of installing a new deep well injection system at approximately $6 million, but the Company has not elected to drill such a well unless and until its other alternatives become unavailable. The Company, with neighboring industrial facilities, has begun investigating the possibility of entering into an agreement with a quasi-governmental authority to acquire, modify and operate a publicly-owned wastewater treatment plant (the "South Dixie Plant") to dispose of industrial waste water. Although no assurances can be given, the Company believes that it will be able to use its existing wells until it develops a satisfactory alternative waste water disposal system. If the Company is forced to cease using such injection wells before an alternative system is developed or the anticipated renewal permits do not provide for sufficient wastewater disposal capacity, there could be a material adverse effect on the Company's financial condition and results of operations.

    SOLID WASTES

    In March 1994, TNRCC granted the Company a permit to operate three of its hazardous waste management units at the Odessa Facility as treatment/storage/disposal facilities under RCRA. This permit includes a compliance plan requiring the Company to take corrective action with regard to existing contamination at the Odessa Facility. Pursuant to this compliance plan, the Company must complete an investigation into the extent of onsite contamination, conduct a risk assessment to determine the level of risk it presents to human health and the environment, develop a corrective measures study on the ways to remediate the contamination, and implement a remediation plan approved by TNRCC. During the investigations of contamination at the Odessa Facility, the Company discovered, and reported to TNRCC, the presence of low levels of contaminants in an intermittently-flowing stream adjacent to the Odessa Facility. The Company is continuing its investigations as to the source, extent and effect of contaminants in this stream.

    Based upon the results of its investigations of onsite contamination, the Company does not believe that implementation of a corrective action plan will have a material adverse effect on its financial condition. However, no assurance can be given that all conditions any corrective action plan may be required to address have been identified, or that the amounts that might be required to implement that plan will not be significant to the Company.

    AIR EMISSIONS

    In 1990, Congress amended the federal Clean Air Act, as amended (the "Clean Air Act"), to require control of certain emissions not previously regulated, some of which are emitted by the Company's facilities. This legislation will require the Company (and others in the industry with such emissions) to implement certain pollution control measures in addition to those currently used. The Company cannot determine the full impact of such legislation on its operations until all the implementing regulations are adopted, and can give no assurance at this time that the costs it may incur to comply with those regulations will not be significant.

    The Company operates its styrene plant under an air permit that was first issued in 1979. The permit has been amended several times, and it currently covers both the styrene plant and the styrene loading facilities. During the current renewal process, two parties requested a public hearing on the permit. One of the requesting parties is the law firm representing the plaintiffs in the Odessa Residents Tort Litigation. See "Litigation -- Odessa Residents' Tort Litigation." If a public hearing is allowed by TNRCC, the process would probably take from six to thirteen months to complete. During the pendency of the public hearing process, the Company would continue to operate under its existing permit. While there can be no assurance, the Company expects TNRCC to renew its styrene air permit, although the renewal permit may contain additional modeling or monitoring requirements.

    ADDITIONAL ENVIRONMENTAL ISSUES

    The Federal Comprehensive Environmental Response Compensation and Liability Act, as amended ("CERCLA"), and similar laws in many states, impose liability for the clean-up of certain waste sites and for related natural resource damages, without regard to fault or the legality of the waste disposal. Liable persons generally include the site owner or operator, former site owners, and persons that disposed or arranged for the disposal of hazardous substances found at those sites. The Company has sent wastes from its operations to various third-party waste disposal sites. From time to time the Company receives notices from representatives of governmental agencies and private parties contending that the Company is potentially liable for a portion of the remediation at such third-party and formerly-owned sites. Although there can be no assurance, the Company does not believe that its liabilities for remediation of such sites, either individually or in the aggregate, will have a material adverse effect on the Company.

    The Odessa Facility is located near the South Dixie Plant owned by the City of Odessa ("Odessa"). Odessa is implementing a plan to expand a second water treatment plant and abandon the South Dixie Plant. Odessa has alleged that the Company has contributed to groundwater contamination at the South Dixie Plant. If Odessa's allegations are correct, then the Company could be liable for some or all of the remediation at the site. Although there can be no assurance, the Company does not believe that any such costs will have a material adverse effect on the Company.

LITIGATION

    BANKRUPTCY

    On October 18, 1991, and pursuant to an agreement in principle detailing the terms for Old Rexene's recapitalization, Old Rexene and its wholly-owned subsidiaries, Rexene Products Company ("Products") and Poly-Pac, Inc., filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"), case numbers 91-1058, 91-1057 and 91-1059, respectively. Pursuant to an Order Providing for Joint Administration entered by the Bankruptcy Court on October 21, 1991, the Old Rexene and Poly-Pac, Inc. cases were consolidated with the Products case for administrative purposes only. On July 7, 1992, the Bankruptcy Court entered an order confirming the Amended Plan, which, among other things, provided for the merger of Old Rexene with and into Products to form the Company (the "1992 Merger"). Thereafter, all conditions to the effectiveness of the 1992 Merger and the Amended Plan were either satisfied or waived. The 1992 Merger and the Amended Plan were then consummated on September 11, 1992 and September 18, 1992 (the "Effective Date"), respectively. Substantially all distributions contemplated by the Amended Plan have been made. Certain matters, including the Izzarelli Class (as defined below) claims, remain pending before the Bankruptcy Court.

    STOCKHOLDER CLASS ACTION LITIGATION

    In January 1990, a purported class action was filed in the United States District Court, Northern District of Texas, by an alleged stockholder of Old Rexene on behalf of purchasers of Old Rexene common stock between October 23, 1989 and December 27, 1989. The defendants in this action presently include Rexene, one of its current directors and certain of its former directors. The class has been certified with an intervenor as the class representative. The intervenor's complaint asserts claims under Rule 10b-5 under the Securities Exchange Act of 1934, and state common law grounds. The plaintiff alleges that public statements made by certain directors of Old Rexene created a misleading impression of Old Rexene's financial condition thereby artificially inflating the price of the common stock of Old Rexene. The plaintiff seeks compensatory damages, prejudgment interest, a recovery of costs and attorneys' fees, and such other relief as may be deemed just and proper. Discovery is ongoing.

    In Old Rexene's Chapter 11 bankruptcy proceeding, the intervening plaintiff filed a proof of claim on behalf of herself and the purported class seeking in excess of $10 million based upon the allegations in the litigation. The Company objected to the claim and elected to leave the legal, equitable and contractual rights of the plaintiff unaltered, thereby allowing this litigation to proceed as of the Effective Date without regard to the bankruptcy proceeding.

    IZZARELLI STOCK BONUS PLAN CLASS ACTION LITIGATION

    In February 1991, a class action lawsuit was filed in the United States District Court for the Western District of Texas-Midland Division against the Company, the El Paso Products Company Stock Bonus Plan (the "Stock Bonus Plan") and Texas Commerce Bank -- Odessa (the former trustee for the Stock Bonus Plan) by two former participants in the Stock Bonus Plan on behalf of the 1986 participants in the Stock Bonus Plan (the "Izzarelli Class"). The complaint alleged that the Company amended the Stock Bonus Plan in 1987 and 1988 to deprive the Izzarelli Class of benefits to which they would have been entitled had the Stock Bonus Plan not been amended. The Izzarelli Class asserts claims under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), for alleged breach of fiduciary duties to the participants and for alleged violation of ERISA's provision prohibiting amendments to the Stock Bonus Plan after benefits had accrued to participants. The plaintiffs seek actual damages, attorneys' fees, costs and expenses, prejudgment interest and such further relief as may be deemed appropriate. After a trial, the trial court in July 1992 entered a judgment against the Company in the amount of $6.6 million (as subsequently amended) plus court costs. In November 1992, the trial court awarded the Izzarelli Class $595,000 for attorneys' fees and out-of-pocket expenses. The Company has recorded an accrual of $7.4 million to reflect this judgment.

    The Company appealed the judgment to the United States Court of Appeals for the Fifth Circuit. The Izzarelli Class has also filed an appeal with respect to the amount of damages awarded and the judgment in favor of Texas Commerce Bank
- -- Odessa. On June 22, 1994, the appeals court reversed the trial court and held that Rexene did not violate ERISA or any fiduciary duty in amending the Stock Bonus Plan. It also affirmed the trial court's judgment that the trustee was not liable to the plaintiffs. On August 11, 1994, the appeals court refused the plaintiffs' request that it reconsider its decision.

    In Old Rexene's bankruptcy proceeding, the Izzarelli Class filed proofs of claim for $27.7 million. The Izzarelli Class has pending before the Bankruptcy Court a motion to alter or amend the Confirmation Order and a motion to allow their claim based upon the judgment entered by the trial court. The Bankruptcy Court has deferred ruling on these motions until resolution of all appeals arising from the trial court's judgment.

    Pursuant to an agreement in December 1992 regarding the distribution of the remaining balance in an escrow account established in connection with a 1988 merger involving the Company, $2 million is being retained in the escrow account which will be available to the Company to pay up to 50% of any portion of a final judgment or settlement in the Izzarelli litigation which is not paid by insurance, should the judgment be reinstated. The Company intends to pursue claims for recovery of the amount of any final judgment or settlement against its insurance carrier subject to policy limits of $10 million. Although the insurance carrier has been paying the Company's attorneys' fees in the Izzarelli litigation, it has otherwise denied coverage and reserved all rights.

    PHILLIPS BLOCK COPOLYMER LITIGATION

    In March 1984, Phillips Petroleum Company ("Phillips") filed a lawsuit against the Company in the United States District Court for the Northern District of Illinois, Eastern Division, seeking injunctive relief, an unspecified amount of compensatory damages and treble damages. The complaint alleges that the Company's copolymer process for polypropylene infringes Phillips' two "block" copolymer patents. This action has been transferred to the United States District Court for the Southern District of Texas, Houston Division. Discovery in this case has been completed. The Company has filed a motion for summary judgment. Phillips has filed a motion for partial summary judgment. Pursuant to an agreement among the parties, the court appointed a special master who conducted a hearing on these motions and thereafter recommended to the court that the Company's motion be granted and Phillips' motion be denied. Thereafter, Phillips filed motions to disqualify the special master, to reject the recommendation of the special master and to enter partial summary judgment for Phillips. The court has entered an order denying Phillips' motion to disqualify the special master. The summary judgment motions are still pending. In Old Rexene's Chapter 11 bankruptcy proceeding, Phillips filed a proof of claim seeking in excess of $108 million based upon the allegations in this litigation. The Company objected to the claim and elected to leave the legal, equitable and contractual rights of Phillips unaltered, thereby allowing this litigation to proceed as of the Effective Date without regard to the bankruptcy proceeding.

    PHILLIPS CRYSTALLINE LICENSE LITIGATION

    In May 1990, Phillips filed a lawsuit against the Company in the United States District Court for the District of Delaware seeking injunctive relief, an unspecified amount of compensatory damages, treble damages and attorneys' fees, costs and expenses. The complaint alleges that the Company is infringing
Phillips' Patent No. 4,376,851 (the "'851 Patent") for crystalline polypropylene. Pursuant to a License Agreement dated as of May 15, 1983, as amended, (the "License Agreement"), Phillips granted the Company a non-exclusive license to make, use and sell crystalline polypropylene covered by the '851 Patent. The complaint alleges that effective April 21, 1990, Phillips terminated the License Agreement because it believed that, by the terms of the License Agreement, all conditions precedent to such termination had occurred. The complaint further alleges that, without an effective License Agreement, the Company's continuing use of the '851 Patent constitutes an infringing use. An amended complaint filed in May 1990 further alleges that the Company made a material misrepresentation that induced Phillips to enter into the License Agreement and that Phillips entered into the License Agreement as a consequence of a mutual mistake of the parties. The amended complaint therefore alleges that the License Agreement is void AB INITIO. The Company filed a motion to dismiss Phillips' amended complaint for failure to state a claim. On December 30, 1993, the court entered an order dismissing Phillips' claim that the License Agreement was void AB INITIO, and ordered that the 1990 license termination issue be resolved at trial. Trial is scheduled for October 19, 1994. In Old Rexene's Chapter 11 bankruptcy proceeding, Phillips filed a proof of claim seeking in excess of $147 million based upon the allegations in this litigation. The Company objected to the claim and elected to leave the legal, equitable and contractual rights of Phillips unaltered thereby allowing this litigation to proceed as of the Effective Date without regard to the bankruptcy proceeding.

    ODESSA RESIDENTS' TORT LITIGATION

    On April 15, 1994, the national and state chapters of the NAACP and approximately 770 residents of a neighborhood approximately one mile northwest of the Shell Oil Company ("Shell"), Rexene and Dynagen, Inc. ("Dynagen") plants in Odessa, Texas petitioned the State District Court in Odessa, Texas to intervene in a previously existing lawsuit against Dynagen to (a) add as additional defendants Rexene, Shell and General Tire Corporation (the parent of Dynagen) and (b) have the litigation certified as a class action. The plaintiffs' petition seeks an unspecified amount of money damages for past, present and future injuries to plaintiffs' health, wrongful death, loss of consortium and reduction in property values; the conduct and payment of property clean up, remediation and relocation costs; payment of expenses for medical testing and monitoring; funding of pollution and health studies; attorney's fees; punitive damages and injunctive relief. Plaintiffs' petition specified alleged pollution from air emissions from the three plants as a basis for their claims. The trial court has allowed intervention and severed the action from the original lawsuit against Dynagen. Plaintiffs have withdrawn their motion to have the litigation certified as a class claim. This litigation is in the early stages of pretrial discovery. Plaintiff's attorneys have also requested a public hearing in connection with the renewal of the Company's air permit for its styrene plant. See
"-- Environmental and Related Regulation -- Air Emissions."

    Although there can be no assurance of the final resolution of any of these matters, the Company believes that, based upon its current knowledge of the facts of each case, it has meritorious defenses to the various claims made and intends to defend each suit vigorously. Although there can be no assurance of the final resolution of any of these litigation matters, the Company does not believe that the outcome of any of these lawsuits will have a material adverse effect on the Company's financial position or results of operations.

    With respect to certain pending or threatened proceedings involving the discharge of materials into or protection of the environment, see "-- Environmental and Related Regulation". The Company is also a party to various lawsuits arising in the ordinary course of business and does not believe that the outcome of any of these lawsuits will have a material adverse effect on the Company's financial position or results of operations.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

    The table set forth below provides certain information with respect to those persons who are currently serving as directors and executive officers of the Company.

          NAME              AGE                      POSITION
- ------------------------    ---    ---------------------------------------------
Arthur L. Goeschel          72     Chairman of the Board
Andrew J. Smith             54     Director, Chief Executive Officer
Lavon N. Anderson           59     Director, President and Chief Operating
                                    Officer
Kevin N. Clowe              43     Director
William B. Hewitt           56     Director
Ilan Kaufthal               47     Director
Fred P. Rullo, Jr.          54     Director
Phillip Siegel              52     Director
Heinn F. Tomfohrde, III     60     Director
Kevin W. McAleer            44     Executive Vice President and Chief Financial
                                    Officer
Jack E. Knott               40     Executive Vice President -- Sales and Market
                                    Development
James M. Ruberto            47     Executive Vice President and President -- CT
                                    Film
Jonathan R. Wheeler         43     Senior Vice President -- Administration
Bernard J. McNamee          59     Vice President, Secretary and General Counsel
Geff Perera                 41     Vice President and Controller

    Mr. Goeschel has been Chairman of the Board of the Company since March 1992. He also was a director of Old Rexene from April 1988 to May 1989. Mr. Goeschel is presently retired. He was Chairman of the Board of Tetra Technologies, Inc., a company which recycles and treats environmentally sensitive by-product and wastewater streams, and then markets end-use chemicals extracted from such streams, from November 1992 to October 1993. He is a director of Calgon Carbon Corporation, a manufacturer of activated carbon, and National Picture Frame Company, a manufacturer of picture frames. He is also a member of the board of trustees of the Laurel Mutual Funds.

    Mr. Smith has been Chief Executive Officer and a director of the Company since March 1992. From December 1991 to March 1992, he was a private consultant. From June 1991 to December 1991, he was President and Chief Operating Officer of Itex Enterprises, Inc., an environmental remediation company. Mr. Smith also served as a consultant to Old Rexene from January 1991 to June 1991. Immediately prior thereto, he had been a director of Old Rexene since May 1988 and the President and Chief Executive Officer of Old Rexene since June 1988. Prior thereto he had held various positions with Old Rexene since 1976.

    Dr. Anderson has been President and Chief Operating Officer of the Company since January 1991 and a director since February 1990. From May 1988 to January 1991 Dr. Anderson was Executive Vice President -- Manufacturing and Technical of Old Rexene. Prior thereto he had held various engineering, manufacturing and research and development positions with Old Rexene since 1972.

    Mr. Clowe has served as a director of the Company since September 1992. He has served as Assistant Treasurer and Corporate Officer of American International Group, Inc., an international insurance and financial services company, since January 1988, as Vice President and Corporate Officer of American International Group Capital Corporation since 1987, and as President and Director of American International Fund Distributors, Inc. since 1988. Mr. Clowe is also a director of Concurrent Computer Corporation.

    Mr. Hewitt has served as a director of the Company since February 1990. He has been Chairman of the Board and Chief Executive Officer of Capital Credit Corporation, a receivables management company, since

September 1991 and Executive Vice President of Union Corporation since March 1994. Mr. Hewitt was Executive Vice President of First Manhattan Consulting Group, a management consulting firm, from 1980 to September 1991. He is also a director of the Union Corporation.

    Mr. Kaufthal has served as a director of the Company since September 1992. He has been a managing director of Wertheim Schroder & Co. Incorporated, an investment banking firm, since 1987. He is also a director of Formica Corporation, United Retail Group, Inc. and Cambrex Corporation.

    Mr. Rullo has served as a director of the Company since September 1992. He has been President and Chief Executive Officer of Freedom Chemical Company, a specialty chemical company, since October 1991. He was President of ABB Combustion Engineering Systems and Service Inc., a manufacturer of power plants for utilities and industrial concerns, from September 1989 through September 1991.

    Mr. Siegel has served as a director of the Company since September 1992. He is an independent business consultant. From December 1989 to February 1993, Mr. Siegel served as Senior Vice President of Presidential Life Insurance Company, a company involved in the sale of life and annuity products. During 1989, Mr. Siegel was an independent consultant with respect to mergers and acquisitions. Mr. Siegel is a director of West Point Stevens, Inc. and Bally's Grand, Inc.

    Mr. Tomfohrde has served as a director of the Company since September 1992. He is currently retired. From January 1987 to his retirement in December 1991, Mr. Tomfohrde served as President and Chief Operating Officer and a director of GAF Chemicals Corp. and its successor company, International Specialty Products, Inc., a specialty chemicals company. He is also a director of Sybron Chemicals Corp., Creative Technologies Group, Inc., OSI Specialties, Inc. and McWhorter Technologies, Inc.

    Mr. McAleer has been Executive Vice President and Chief Financial Officer of the Company since July 1990. From 1985 to 1990, Mr. McAleer was Chief Financial Officer of Varo, Inc., a manufacturer of specialty electronics equipment.

    Mr. Knott has been Executive Vice President -- Sales and Market Development of the Company since March 1992. Prior thereto, Mr. Knott was an Executive Vice President of Old Rexene since January 1991 and President of CT Film since February 1989. Mr. Knott held various positions with CT Film from 1985 to February 1989.

    Mr. Ruberto has been Executive Vice President of the Company and President of CT Film since March 1992. Prior thereto, Mr. Ruberto had been Executive Vice President -- Sales and Market Development of Rexene since January 1991. From April 1989 to January 1991, Mr. Ruberto was Executive Vice President -- Marketing and Business Planning of Old Rexene. From October 1987 through March 1989, Mr. Ruberto was Vice President -- Strategic Planning of Plicon Corp., a manufacturer of flexible packaging materials.

    Mr. Wheeler has been Senior Vice President -- Administration of the Company since December 1990. Prior thereto, Mr. Wheeler had been Vice President -- Human Resources and Administration of Old Rexene since September 1988.

    Mr. McNamee has been Vice President, Secretary and General Counsel of the Company since May 1993. From September 1989 to November 1992, Mr. McNamee was Vice President and General Counsel of Ferro Corporation, a multinational manufacturer of specialty materials. From July 1985 to August 1989, Mr. McNamee was Associate General Counsel of Chevron Chemical Company, a manufacturer of petrochemicals, polyolefins and other chemical products.

    Mr. Perera has been Vice President of the Company since January 1991 and Controller since February 1989. From October 1988 to February 1989, Mr. Perera was Director of External Reporting of Old Rexene.

    In October 1991, Old Rexene filed a petition for reorganization under the federal bankruptcy laws from which the Company emerged on September 18, 1992, pursuant to the Reorganization. At the time Old Rexene filed its petition for reorganization, Dr. Anderson and Mr. Hewitt served as directors. In addition, in connection with the Reorganization, Messrs. Clowe, Kaufthal, Rullo, Siegel and Tomfohrde were appointed to serve on the Company's board at the request of the committee of creditors participating in the Reorganization. Messrs. Goeschel and Smith, who served as directors of Old Rexene prior to the filing of its petition for reorganization, returned to Old Rexene's board after the petition was filed. Dr. Anderson and Messrs. Smith, McAleer, Knott, Ruberto, Wheeler and Perera each served as executive officers of Old Rexene at some time within two years before the filing by Old Rexene of its petition for reorganization.

    Ilan Kaufthal, a director of the Company, is a managing director of Wertheim Schroder & Co. Incorporated, a managing underwriter of the Offerings. See "Underwriting."

RECENT ADOPTION OF MANAGEMENT INCENTIVE PLANS

    In October 1994, the Management Development and Compensation Committee of the Board of Directors of the Company (the "Committee") adopted the Rexene Corporation 1994 Long-Term Incentive Plan (the "Incentive Plan"). The Incentive Plan is intended to replace the Company's 1988 Stock Incentive Plan and 1993 Non-Qualified Stock Option Plan. The effectiveness of the Incentive Plan is subject to and conditioned upon the approval thereof by the stockholders of the Company at the 1995 annual meeting of stockholders. The Company has reserved for issuance under the Incentive Plan 882,000 shares of Common Stock, plus up to an additional 103,920 shares of Common Stock if the Underwriters' over-allotment option is exercised in full.

    The purpose of the Incentive Plan is to encourage and enable key salaried employees of the Company and its subsidiaries to acquire a proprietary interest in the Company through the ownership of Common Stock and other rights with respect to Common Stock and to more closely align management incentives with appreciation in the value of the Common Stock. The Incentive Plan will be administered by the Committee, which has full power in its discretion to grant awards under the Incentive Plan, to determine the terms of such awards (which may be in any one or a combination of the following forms: (a) non-qualified stock options; (b) stock appreciation rights; (c) restricted shares; (d) performance shares; and (e) performance units), to interpret the provisions of the Incentive Plan and to take such other action as it deems necessary or advisable for the administration of the Incentive Plan.

    In October 1994, the Committee adopted the Rexene Corporation Supplemental Executive Retirement Plan (the "SERP"). The purpose of the SERP is to provide supplemental retirement and survivor benefits for a certain select group of management or highly compensated employees who complete a specified period of service and otherwise become eligible under the SERP. The Company intends to fund the SERP from time to time at the discretion of the Committee or the Board of Directors.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

    The following tabulation sets forth as of October 1, 1994, information with respect to each person who was known by Rexene to be the beneficial owner of more than five percent of the Common Stock.

                                                                                       COMMON STOCK
                                                                                    BENEFICIALLY OWNED
                                                                                ---------------------------
                                                                                  NUMBER OF     PERCENT OF
                     NAME AND ADDRESS OF BENEFICIAL OWNER                         SHARES (1)       CLASS
- ------------------------------------------------------------------------------  --------------  -----------
Executive Life Insurance Company of New York .................................    1,047,144(2)         9.9%
 390 North Broadway
 Jericho, New York 11753-2167
Energy Management Corporation ................................................      921,174(3)         8.8
 1733 Woodstead Court
 The Woodlands, Texas 77380
M.D. Sass Investors Services, Inc. ...........................................      633,293(4)         6.0
 1133 Avenue of the Americas
 New York, New York 10036
The Prudential Insurance Company of America ..................................      567,455(5)         5.4
 Prudential Plaza
 Newark, New Jersey 07102-3777
Household Commercial of California, Inc. .....................................      539,682(6)         5.1
 2700 Sanders Road
 Prospect Heights, Illinois 60070

- ------------------------
(1) All shares listed are directly held with sole voting and investment power unless otherwise indicated.
(2) Based upon information reported in a Schedule 13G filed with the Securities and Exchange Commission (the "Commission") by Kevin E. Foley, Deputy Superintendent of Insurance of the State of New York, as Rehabilitator of Executive Life Insurance Company of New York, on November 25, 1992, as amended by an amendment filed with the Commission on October 11, 1994.
(3) Based upon information reported in a Schedule 13D filed with the Commission by Energy Management Corporation ("EMC") and John W. Adams on June 14, 1994. EMC is a Colorado corporation whose principal business is the purchase and sale of publicly and privately traded securities, accounts receivable and other claims against distressed and troubled debtors. Does not include 4,656 shares of Common Stock beneficially owned by John W. Adams, a director of EMC whose business address is 767 Third Avenue, New York, New York 10017.
(4) Based upon information reported in a Schedule 13G filed with the Commission by M. D. Sass Investors Services, Inc. ("Sass") dated February 10, 1994. Sass has sole investment power with respect to 124,700 of such shares and shared investment power with respect to 508,593 of such shares.
(5) Based upon information reported in a Schedule 13G filed with the Commission by The Prudential Insurance Company of America ("Prudential") on or about February 11, 1993, as amended by an amendment thereto dated January 31, 1994. Includes 1,709 shares as to which Prudential has sole voting and investment power, and 565,746 shares as to which Prudential has shared voting and investment power, which are held for the benefit of its clients.
(6) Based upon information reported in a Schedule 13D filed with the Commission by Household Commercial of California, Inc. on October 13, 1992, as amended by an amendment thereto filed on October 22, 1992.

SECURITY OWNERSHIP OF MANAGEMENT

    The following tabulation sets forth information with respect to the beneficial ownership of the Common Stock as of October 17, 1994 by each director and executive officer of the Company and by all directors and executive officers of the Company as a group.

                                                                                    COMMON STOCK
                                                                                 BENEFICIALLY OWNED
                                                                              -------------------------
                                                                               NUMBER OF    PERCENT OF
NAME                                                                           SHARES (1)      CLASS
- ----------------------------------------------------------------------------  ------------  -----------
DIRECTORS
Lavon N. Anderson...........................................................      7,916              *
Kevin N. Clowe..............................................................      6,250              *
Arthur L. Goeschel..........................................................     37,333(2)         0.4%
William B. Hewitt...........................................................      6,250              *
Ilan Kaufthal...............................................................      6,250              *
Fred P. Rullo, Jr...........................................................      6,250              *
Phillip Siegel..............................................................      9,250              *
Andrew J. Smith.............................................................     14,845            0.1%
Heinn F. Tomfohrde, III.....................................................      6,250              *
EXECUTIVE OFFICERS (EXCLUDING ANY DIRECTOR NAMED ABOVE)
Kevin W. McAleer............................................................      5,000              *
Jack E. Knott...............................................................      7,000(3)           *
James M. Ruberto............................................................      4,000              *
Jonathan R. Wheeler.........................................................      4,000              *
Bernard J. McNamee..........................................................      4,000              *
Geff Perera.................................................................      2,333              *
ALL DIRECTORS AND EXECUTIVE OFFICERS AS A GROUP (15 PERSONS)................    126,927(4)         1.2%

- ------------------------
*    Less than .1%
(1) All shares listed are directly held with sole voting and investment power unless otherwise indicated.
(2)  Includes 1,000 shares held by Mr. Goeschel's spouse.
(3) Includes 3,000 shares held by Mr. Knott's spouse in a custodial capacity under the Uniform Gift to Minors Act.
(4) Includes 69,832 shares subject to stock options which are exercisable within 60 days.

                          DESCRIPTION OF CAPITAL STOCK

AUTHORIZED AND OUTSTANDING CAPITAL STOCK

    The authorized capital stock of the Company consists of 1,000,000 shares of preferred stock, par value $0.01 per share ("Preferred Stock"), and 100,000,000 shares of Common Stock, par value $0.01 per share. Upon the consummation of the Common Stock Offering, 18,624,306 shares of Common Stock and no shares of Preferred Stock will be outstanding. The following summary description of the capital stock of the Company is qualified in its entirety by reference to the Company's Restated Certificate of Incorporation, a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part.

    COMMON STOCK

    The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to the stockholders, including the election of directors. There is no cumulative voting with respect to the election of directors. As a result, in an election of directors the holders of record of more than 50% of the outstanding shares of Common Stock can elect all of the directors then standing for election if such holders choose to do so. Subject to preferences that may be applicable to any Preferred Stock that may from time to time be outstanding, the holders of Common Stock are entitled to receive dividends when and if declared by the Board of Directors out of legally available funds. In the event of a liquidation, dissolution or winding up of the affairs of the Company, the holders of the Common Stock are entitled to share ratably in all assets which are available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the Common Stock. Holders of shares of Common Stock, as such, have no conversion, pre-emptive or other subscription rights and there are no redemption provisions applicable to the Common Stock. All of the outstanding shares of Common Stock are, and the shares of Common Stock offered hereby will be, when issued for consideration as set forth in this Prospectus, validly issued, fully paid and nonassessable.

    The Common Stock is traded on the New York Stock Exchange under the symbol "RXN." The Transfer Agent and Registrar for the Common Stock is American Stock Transfer & Trust Company.

    PREFERRED STOCK

    The Company's Restated Certificate of Incorporation authorizes the Board of Directors to establish one or more series of Preferred Stock and to determine, with respect to any series of Preferred Stock, the terms, rights and preferences of such series, including voting, dividend, liquidation, conversion and other rights. The authorized shares of Preferred Stock will be available for issuance without further action by the Company's stockholders, unless such action is required by applicable law or any stock exchange or automated quotation system on which the Company's securities may be listed or traded. The issuance of Preferred Stock could adversely affect the voting power of holders of Common Stock and the likelihood that such holders will receive dividend payments and payments upon liquidation and could have the effect of delaying, deferring or preventing a change in control of the Company. The Company has no present plans to issue any shares of Preferred Stock.

CERTAIN CORPORATE GOVERNANCE PROVISIONS

    STOCKHOLDER ACTION BY WRITTEN CONSENT

    The Restated Certificate of Incorporation provides that no action required or permitted to be taken at any annual or special meeting of the stockholders of the Company may be taken without a meeting unless a consent or consents in writing, setting forth the action to be taken is signed by at least 66 2/3% of the stockholders entitled to vote with respect to the subject matter thereof. This provision may make it difficult for stockholders to effect actions requiring a vote of stockholders.

    SPECIAL MEETINGS OF STOCKHOLDERS

    The Amended and Restated Bylaws provide that a special meeting of stockholders of the Company may be called only by a majority of the Board of Directors, a committee of the Board of Directors that has been duly designated by the Board of Directors to have the power to call such meetings, or any holder or holders of at least 50% of the then outstanding Common Stock of the Company. This provision may make it difficult for stockholders to take action opposed by the Board of Directors.

    COMMON STOCK PURCHASE RIGHTS

    In January 1993, the Company declared a dividend distribution of one Right for each outstanding share of Common Stock of the Company. The Rights are exercisable only if a person or group acquires 15% or more of Common Stock or announces a tender offer, the consummation of which would result in ownership by a person or group of 15% or more of the Common Stock. Each Right entitles stockholders to purchase such number of shares of Common Stock at an exercise price of $60.00 (as amended by the Board of Directors on August 29, 1994) as determined under formulas set out in the agreement providing for the Rights. The existence of the Rights may, under certain circumstances, render more difficult or discourage attempts to acquire the Company.

    SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

    The Company is covered by Section 203 of the Delaware General Corporation Law. Generally, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless (i) prior to such date the board of directors of the corporation approved the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock or (iii) on or after such date the business combination is approved by the board and by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. A "business combination" includes a merger, asset sale or certain other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock. For purposes of determining whether an interested stockholder owns at least 85% of the outstanding voting stock, shares held by persons who are both directors and officers and shares held by employee stock ownership plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender offer or exchange offer are excluded.

    LIMITATION OF LIABILITY AND INDEMNIFICATION

    The Company's Amended and Restated Bylaws provide that the Company shall indemnify all directors and officers of the Company to the fullest extent now or hereafter permitted by the Delaware General Corporation Law. Under such provisions, any director or officer who, in his capacity as such, is made or threatened to be made a party to any suit or proceeding, shall be indemnified if such director or officer acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. The Amended and Restated Bylaws and the Delaware General Corporation Law further provide that such indemnification is not exclusive of any other rights to which such individuals may be entitled under any bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

    In addition, the Company's Restated Certificate of Incorporation provides that to the fullest extent now or hereafter permitted by Delaware law, the Company's directors will not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. This provision in the Restated Certificate of Incorporation does not eliminate the directors' fiduciary duty of care, and in appropriate circumstances, equitable remedies such as an injunction or other forms of non-monetary relief would remain available under Delaware law. Furthermore, each director will continue to be subject to liability for (i) breach of the director's duty of loyalty to the Company and its stockholders, (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, (iii) liability arising under Section 174 of the Delaware General Corporation Law (relating to unlawful payment of dividends and unlawful purchases or redemptions of the Company's stock) or (iv) any transaction from which the director derived an improper personal benefit. This provision does not affect a director's responsibilities under any other laws, including the federal securities laws and state or federal environmental laws.

                      CERTAIN INDEBTEDNESS OF THE COMPANY

    The following is a summary of the terms of the Senior Notes and the New Credit Agreement. For more complete information regarding such indebtedness, reference is made to the Indenture and the New Credit Agreement, copies of which have been filed as exhibits to the Registration Statement of which this Prospectus is a part and which are incorporated by reference herein.

SENIOR NOTES

    The terms of the Senior Notes will be determined by market conditions and other factors at the time the Senior Notes are offered for sale by the Company.

    The Senior Notes will be senior unsecured obligations of the Company expected to total approximately $175 million in aggregate principal amount. The Senior Notes will mature in 2004 and will bear interest payable semiannually at
a fixed rate of    % per annum.

    The Senior Notes are expected to be redeemable at the Company's election at any time on or after the fifth anniversary date of the issuance at the redemption price set forth in the Indenture. Except as set forth in the Indenture, in the event of a Change in Control (as defined in the Indenture) or an Asset Sale (as defined in the Indenture), the Senior Notes will not be subject to any mandatory redemption or sinking fund requirements.

    The Senior Notes will rank senior in right of payment to all subordinated indebtedness of the Company. The Senior Notes will rank PARI PASSU in right of payment with all senior borrowings, including borrowings under the New Credit Agreement. However, borrowings under the New Credit Agreement will be secured by substantially all of the assets of the Company. The Company has no outstanding indebtedness which would be subordinate to the Senior Notes and has no current plans to incur any such subordinated indebtedness.

    The Indenture will contain certain covenants that, among other things, will limit the ability of the Company and its subsidiaries to incur additional indebtedness (other than under the New Credit Agreement), pay dividends, issue preferred stock, engage in transactions with affiliates, create liens, engage in mergers and consolidations, make Asset Sales and make investments. The Indenture will also provide for the repurchase of the Senior Notes in the event of a Change of Control and Asset Sales and contain various customary events of default.

NEW CREDIT AGREEMENT

    The Company has received the Commitment Letter from the Bank with respect to the New Credit Agreement, which provides for up to $100 million of term loans and $80 million of revolving borrowings, which include letters of credit not to exceed $15 million, for working capital and general corporate purposes. Revolving borrowings under the Revolving Credit Facility will be limited to 65% of eligible inventory consisting of liquid commodity products, 50% of all other eligible inventory and 85% of eligible accounts receivable. The Company will be required to make quarterly principal payments under the Term Loan commencing on March 31, 1995. The first four payments will each be in the amount of $2.5 million, the next four payments will each be in the amount of approximately $3.75 million and all payments thereafter will each be in the amount of $6.25 million, so as to retire such indebtedness in its entirety by December 31, 1999. In addition, under the New Credit Agreement, the Company has certain mandatory repayment obligations that will not exceed $10.0 million in 1995, $20.0 million, less any prior mandatory repayments made from excess cash flow, in 1996 or $30.0 million, less any prior mandatory repayments made from excess cash flow, in 1997 in the event annual cash flow exceeds certain levels. Availability of borrowings under the New Credit Agreement is initially contingent upon the receipt by the Company of gross proceeds from the Common Stock Offering of at least $85 million and of aggregate gross proceeds from the Offerings of at least $275 million. The Company estimates it will be necessary for it to make initial borrowings of approximately $100 million under the Term Loan in connection with the Recapitalization. See "The Recapitalization." Borrowings under the New Credit Agreement will bear interest at a floating rate based on the Bank's prime rate or, at the Company's option, on the agent's reserve-adjusted LIBO rate plus, in each case, a margin which will be adjusted quarterly after the first anniversary of the closing date of the New Credit Agreement based on the ratio of the Company's consolidated Indebtedness to Adjusted EBITDA (as defined therein) and will be secured by the pledge of substantially all of the assets of the Company, including inventory and accounts receivable and the proceeds thereof. The New Credit Agreement will require the Company to pay a commitment fee on the daily average unadvanced portion of the Revolving Credit Facility and the aggregate unadvanced portion of the Term Loan at a rate of one-half of one percent or three-eighth of one percent depending upon the ratio of the Company's consolidated Indebtedness to Adjusted EBITDA. The New Credit Agreement will also require the Company to pay with respect to each Letter of Credit a fee on the daily average outstanding amount of such Letter of Credit at a rate per annum equal to one-eighth of one percent plus a margin which will depend on the ratio of the Company's consolidated Indebtedness to Adjusted EBITDA.

    The New Credit Agreement will contain covenants which restrict, among other things, the incurrence of additional indebtedness by the Company, the payment of dividends and other distributions in respect of the capital stock of the Company, the creation of liens on the assets of the Company, the making of investments by the Company, certain mergers, sales of assets and similar transfers and the prepayment of the Senior Notes. The New Credit Agreement will also contain certain financial covenants relating to the financial condition of the Company, including covenants relating to the ratio of its earnings to its interest expense, the ratio of its earnings to its fixed charges and a leverage ratio.

    The New Credit Agreement will specify a number of events of default including, among others, the failure to make timely payments of principal, fees, and interest, the failure to perform the covenants contained therein, the failure of representations and warranties to be true, the occurrence of a "change of control" (as defined in the New Credit Agreement, to include, among other things, the ownership by any person or group of more than 50% of the total voting securities of the Company), and certain impairments of the security for the New Credit Agreement. The New Credit Agreement also contains a cross-default to other indebtedness of the Company aggregating more than $5,000,000 and certain customary bankruptcy, insolvency and similar defaults. Upon the occurrence of an event of default under the New Credit Agreement, the lenders holding at least 51% in amount of the principal indebtedness outstanding under the New Credit Agreement may declare all amounts thereunder immediately due and payable, except that such amounts automatically become immediately due and payable in the event of certain bankruptcy, insolvency or similar defaults.

    The New Credit Agreement generally prohibits the Company from prepaying the Senior Notes, whether the prepayment would result from the redemption of the Senior Notes, an offer by the Company to purchase the Senior Notes following a change of control or a sale or other disposition of assets, or the acceleration of the due date for payment of the Senior Notes.

             CERTAIN U.S. TAX CONSEQUENCES TO NON-U.S. STOCKHOLDERS

    The following is a general discussion of certain U.S. federal tax consequences of the ownership and disposition of a share of Common Stock by a person that is not a U.S. person for U.S. tax purposes (a "non-U.S. holder"). For purposes of this discussion, a "U.S. person" means a citizen or resident of the United States (with "resident" having somewhat different definitions for U.S. federal income and estate tax purposes), a corporation or partnership created or organized in the United States or under the law of the United States or of any state, or an estate or trust whose income is includible in gross income for United States federal income tax purposes regardless of its source. This discussion does not consider any specific facts or circumstances that may apply to a particular non-U.S. holder and does not address state, local or non-U.S. tax considerations. Furthermore, the following discussion is based on current provisions of the Code, the regulations promulgated thereunder and public administrative and judicial interpretations of the Code and regulations as of the date hereof, all of which are subject to change, which changes could be applied retroactively. A non-U.S. holder owning more than 5% of the equity of the Company may have consequences (including consequences under the rules relating to United States real property holding corporation) not discussed below and should consult its own tax advisors.

    Each prospective investor is urged to consult its own tax adviser with respect to the U.S. federal, state and local tax consequences of owning and disposing of a share of Common Stock, as well as any tax consequences arising under the laws of any other taxing jurisdiction.

U.S. INCOME AND ESTATE TAX CONSEQUENCES

    It is not currently contemplated that the Company will pay dividends on the Common Stock in the foreseeable future. A dividend that is not effectively connected with the conduct of a trade or business in the United States by a non-U.S. holder of the share of Common Stock (or, if a tax treaty applies; not attributable to a United States permanent establishment maintained by such non-U.S. holder) will be subject to U.S. withholding tax at a 30% or, if an income tax treaty applies, lower treaty rate. A dividend that is effectively connected with the conduct of a trade or business in the United States by the non-U.S. holder of the share of Common Stock (or, if a tax treaty applies, a dividend that is attributable to a United States permanent establishment maintained by such holder) will be exempt from the withholding tax described above (if certain certification and disclosure requirements are met) and subject instead (i) to the U.S. federal income tax on net income that applies to U.S. persons and (ii) with respect to corporate holders under certain circumstances, to a 30% (or lower treaty rate) branch profits tax that in general is imposed on the dividend equivalent amount of its earnings and profits effectively connected with its U.S. trade or business, adjusted for certain items.

    Under current law, non-U.S. holders generally will not be subject to U.S. federal income tax on any gain recognized on a disposition of a share of Common Stock unless (i) the share disposed of constituted a United States real property interest ("USRPI") in the hands of the non-U.S. holder because (a) the Company is or has been a "United States real property holding corporation" for U.S. federal income tax purposes (a "USRPHC") and (b) the non-U.S. holder making the disposition was an owner of more than 5% of the Company's Common Stock within the five years preceding the disposition, (ii) the gain is effectively connected with the conduct of a trade or business within the United States of the non-U.S. holder or, if a tax treaty applies, attributable to a permanent establishment maintained by the non-U.S. holder, (iii) the non-U.S. holder is an individual who holds the share as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and either (a) such individual has a "tax home" (as defined for U.S. federal income tax purposes) in the United States or (b) the gain is attributable to an office or other fixed place of business maintained in the United States by such individual or (iv) the non-U.S. holder is subject to tax pursuant to the Code provisions applicable to certain U.S. expatriates. If an individual non-U.S. holder falls under clause
(ii) above, he or she will be taxed on his or her net gain derived from the sale under regular graduated U.S. federal income tax rates. If the individual non-U.S. holder falls under clause (iii) above, he or she will be subject to a flat 30% tax on the gain derived from the sale which may be offset by U.S. capital losses (notwithstanding the fact that he or she is not considered a resident of the United States). Thus, individual non-U.S. holders who have spent 183 days or more in the United States in the taxable year in which they contemplate a sale of the Common Stock are urged to consult their tax advisers as to the tax consequences of such sale. If a non-U.S. holder that is a foreign corporation falls under clause (ii) above, it will be taxed on its gain under regular graduated U.S. federal income tax rates and, in addition, may also be subject to the branch profits tax described above.

    A corporation is generally a USRPHC if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Shares in a USRPHC constitute USRPIs except that in the case of shares of a class of stock that is regularly traded on an established securities market, shares of such class shall be treated as USRPIs only in the case of a person who at some time during the preceding five-year period held more than 5% of the shares of such class. The Company has not determined whether it would constitute a USRPHC; however, only those non-U.S. holders of more than 900,000 Shares would be affected if the Company were to be a USRPHC.

    Shares of Common Stock owned or treated as owned by an individual non-U.S. holder at the time of his death will be includible in his estate for U.S. estate tax purposes unless an applicable estate tax treaty provides otherwise.

BACKUP WITHHOLDING AND INFORMATION REPORTING

    DIVIDENDS. The Company must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to and the tax withheld with respect to such holder. These information reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of these information returns may also be available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides. Dividends that are subject to U.S. withholding tax at the 30% statutory rate or at a reduced tax treaty rate are exempt from backup withholding of U.S. federal income tax. In general, backup withholding at a rate of 31% and information reporting will apply to other dividends paid on shares of Common Stock to holders that are not "exempt recipients" and that fail to provide in the manner required certain identifying information (such as the holder's name, address and taxpayer identification number). Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients.

    BROKER SALES. If a non-U.S. holder sells shares of Common Stock through a U.S. broker or a U.S. office of a foreign broker, the broker is required to file an information return and is required to withhold 31% of the sale proceeds unless the non-U.S. holder is an exempt recipient or has provided the broker with the information and statements, under penalties of perjury, necessary to establish an exemption from backup withholding. If payment of the proceeds of the sale of a share by a non-U.S. holder is made to or through the foreign office of a foreign broker, that broker will not be required to backup withhold or, except as provided in the next sentence, to file information returns. In the case of proceeds from a sale of a share by a non-U.S. holder paid to or through the foreign office of a United States broker or a foreign office of a foreign broker that is (i) a controlled foreign corporation for U.S. tax purposes or
(ii) a person 50% or more of whose gross income for the three-year period ending with the close of the taxable year preceding the year of payment (or for the part of that period that the broker has been in existence) is effectively connected with the conduct of a trade of business within the United States (a "U.S.-Connected Foreign Broker"), information reporting is required unless the broker has documentary evidence in its files that the payee is not a U.S. person and certain other conditions are met, or the payee otherwise establishes an exemption. In addition, the Treasury Department has indicated that it is studying the possible application of backup withholding in the case of such foreign offices of United States and U.S.-Connected Foreign Brokers. Proposed regulations, not currently in effect, state that backup withholding will not apply in such cases (absent actual knowledge that the payee is a U.S. person).

    REFUNDS. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder or a beneficial owner (in excess of such payee's U.S. federal income tax liability) may be refunded or credited against the payee's U.S. federal income tax liability, provided that the required information is furnished to the Internal Revenue Service.

    The backup withholding rules are currently under review by the U.S. Treasury Department, and their application to shares of Common Stock is subject to change.

                                  UNDERWRITING

    Under the terms and subject to the conditions in the U.S. Underwriting Agreement dated the date hereof, each of the underwriters of the U.S. Offering of Common Stock named below (the "U.S. Underwriters"), for whom Smith Barney Inc. and Wertheim Schroder & Co. Incorporated are acting as the representatives (the "Representatives"), has severally agreed to purchase, and the Company has agreed to sell to each U.S. Underwriter, shares of Common Stock which equal the number of shares set forth opposite the name of such U.S. Underwriter below:

                                                                                             NUMBER OF
U.S. UNDERWRITER                                                                               SHARES
- -------------------------------------------------------------------------------------------  ----------
Smith Barney Inc. .........................................................................
Wertheim Schroder & Co. Incorporated.......................................................

                                                                                             ----------
  Total....................................................................................   6,400,000
                                                                                             ----------
                                                                                             ----------

    Under the terms and subject to the conditions contained in the International Underwriting Agreement dated the date hereof (together with the U.S. Underwriting Agreement, the "Underwriting Agreements"), each of the managers of the concurrent International Offering of Common Stock named below (the "Managers," and together with the U.S. Underwriters, the "Underwriters"), for whom Smith Barney Inc. and J. Henry Schroder Wagg & Co. Limited are acting as lead managers (the "Lead Managers"), has severally agreed to purchase, and the Company has agreed to sell to each Manager, shares of Common Stock which equal the number of shares set forth opposite the name of such Manager below:

                                                                                             NUMBER OF
MANAGER                                                                                        SHARES
- -------------------------------------------------------------------------------------------  ----------
Smith Barney Inc. .........................................................................
J. Henry Schroder Wagg & Co. Limited.......................................................

                                                                                             ----------
  Total....................................................................................   1,600,000
                                                                                             ----------
                                                                                             ----------

    The Underwriting Agreements provide that the obligations of the several Underwriters to pay for and accept delivery of the shares are subject to approval of certain legal matters by counsel and to certain other conditions. The Underwriters are obligated to take and pay for all the shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are taken.

    The Underwriters initially propose to offer part of the shares directly to the public at the public offering price set forth on the cover page of this Prospectus and part of the shares to certain dealers at a price which represents a concession not in excess of $ per share under the public offering price. The U.S. Underwriters and the Managers may allow, and such dealers may reallow, a concession not in excess of $ per share to the other U.S. Underwriters or Managers, respectively, or to certain other dealers. After the initial public offering, the public offering price and such concessions may be changed by the Underwriters.

    The Company has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to 1,200,000 additional shares of Common Stock at the price to the public set forth on the cover page of this Prospectus minus the underwriting discounts and commissions. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with the offering of the shares offered hereby. To the extent such option is exercised, each of the Underwriters will be obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number of shares set forth opposite each of the Underwriters' name in the preceding tables bears to the total number of shares listed in such table.

    The Company and its executive officers and directors have agreed not, directly or indirectly, to sell, offer to sell, solicit any offer to buy, contract to sell, grant any option to purchase or otherwise transfer or dispose of any shares of Common Stock, or any securities that are convertible into, or exercisable or exchangeable for, Common Stock for a period of 90 days after the date of this Prospectus without the prior written consent of Smith Barney.

    The Company and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act of 1933.

    The U.S. Underwriters and the Managers have entered into an Agreement Between U.S. Underwriters and Managers pursuant to which each U.S. Underwriter has agreed that, as part of the distribution of the 6,400,000 shares offered in the U.S. Offering (i) it is not purchasing any such shares for the account of anyone other than a U.S. or Canadian Person and (ii) it has not offered or sold, and will not, offer, sell, resell or deliver, directly or indirectly, any of such shares or distribute any prospectus relating to the U.S. Offering outside the United States or Canada or to anyone other than a U.S. or Canadian Person. In addition, each Manager has agreed that as part of the distribution of the 1,600,000 shares offered in the International Offering: (i) it is not purchasing any such shares for the account of any U.S. or Canadian Person and (ii) it has not offered or sold, and will not offer, sell, resell or deliver, directly or indirectly, any of such shares or distribute any prospectus relating to the International Offering in the United States or Canada or to any U.S. or Canadian Person. Each Manager has also agreed that it will offer to sell shares only in compliance with all relevant requirements of any applicable law.

    The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the U.S. Underwriting Agreement, the International Underwriting Agreement and the Agreement Between U.S. Underwriters and Managers, including: (i) certain purchases and sales between the U.S. Underwriters and the Managers, (ii) certain offers, sales, resales, deliveries or distributions to or through investment advisors or other persons exercising investment discretion, (iii) purchases, offers or sales by a U.S. Underwriter who is also acting as Manager or by a Manager who is also acting as a U.S. Underwriter and (iv) other transactions specifically approved by the Representatives and the Lead Managers. As used herein, "U.S. or Canadian Person" means any resident or national of the United States or Canada, any corporation, partnership or other entity created or organized in or under the laws of the United States or Canada or any estate or trust the income of which is subject to United States or Canadian income taxation regardless of the source of its income (other than the foreign branch of any U.S. or Canadian Person), and includes any United States branch of a person other than a U.S. or Canadian Person.

    Any offer of shares in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the relevant province of Canada in which such offer is made.

    Each Manager has represented and agreed (i) that it has not offered or sold and will not offer or sell in the United Kingdom, by means of any document, any shares other than to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent or in circumstances which do not constitute an offer to the public within the meaning of the Companies Act 1985,
(ii) that it has complied and will comply with all applicable provisions of the Financial Services Act of 1986 with respect to anything done by it in relation to the shares in, from, or otherwise involving, the United Kingdom and (iii) that it has only issued or passed on and will only issue or pass on to any person in the United Kingdom any document received by it in connection with the issue of the shares if that person is of a kind described in Article 9(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1988.

    No action has been or will be taken in any jurisdiction by the Company or the Managers that would permit an offering to the general public of the shares offered hereby in any jurisdiction other than the United States.

    Purchasers of the shares offered hereby may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price set forth on the cover page hereof.

    Pursuant to the Agreement Between U.S. Underwriters and Managers, sales may be made between the U.S. Underwriters and the Managers of such number of shares as may be mutually agreed. The price of any shares so sold shall be the public offering price as then in effect for shares being sold by the U.S. Underwriters and the Managers, less all or any part of the selling concession, unless otherwise determined by mutual agreement. To the extent that there are sales between the U.S. Underwriters and the Managers pursuant to the Agreement Between U.S. Underwriters and Managers, the number of shares initially available for sale by the U.S. Underwriters and by the Managers may be more or less than the number of shares appearing on the front cover of this Prospectus.

    The Common Stock is traded on the New York Stock Exchange under the symbol "RXN."

    The Representatives are also acting as managing underwriters in connection with the Notes Offering and will receive customary underwriting discounts and commissions in connection therewith. The consummation of the Common Stock Offering is conditioned upon the consummation of the Notes Offering and the other transactions contemplated by the Recapitalization.

                                 LEGAL OPINIONS

    The validity of Common Stock offered hereby will be passed upon for the Company by Thompson & Knight, A Professional Corporation, Dallas, Texas. Certain legal matters in connection with this offering will be passed upon for the Underwriters by Latham & Watkins, New York, New York.

                                    EXPERTS

    The consolidated financial statements of the Company as of December 31, 1992 and 1993, and for the year ended December 31, 1991, the nine months ended September 30, 1992, the three months ended December 31, 1992 and the year ended December 31, 1993 included in this Prospectus and the financial statement schedules included in the Registration Statement have been so included in reliance on the reports of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy and information statements, and other information with the Securities and Exchange Commission (the "Commission"). These reports, proxy and information statements, and other information concerning the Company, may be inspected, without charge, at the offices of the Commission at 450 Fifth Street, N.W, Washington, D.C. 20549 and at its regional offices at 7 World Trade Center, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661-2551. Copies of such materials may also be obtained by mail at prescribed rates from the Public Reference Section of the Commission at its principal office at 450 Fifth Street, N.W, Washington, D.C. 20549. In addition, the Company's Common Stock is listed on the New York Stock Exchange, 20 Broad Street, New York, New York 10005, where reports, proxy statements and other information concerning the Company can be inspected.

    The Company has filed with the Commission a registration statement on Form S-3 (as amended and together with all exhibits and schedules thereto, the "Registration Statement") under the Securities Act of 1933 with respect to the shares of Common Stock offered hereby. As permitted by the rules and regulations of the Commission, this Prospectus does not contain all of the information set forth in the Registration

Statement. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement.
Statements contained in this Prospectus concerning the provisions of any contract, agreement or other document may not be complete. With respect to each contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for the complete contents of the exhibit, and each statement concerning its provisions is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents which have been filed by the Company with the Commission (File No. 1-9988) pursuant to the Exchange Act, are incorporated herein by reference and made a part of this Prospectus: (i) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1993; and (ii) the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1994, June 30, 1994 and September 30, 1994.

    All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the Common Stock Offering shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document or information incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document that also is, or is deemed to be, incorporated herein by reference, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    THE COMPANY UNDERTAKES TO PROVIDE, WITHOUT CHARGE, TO EACH PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM A COPY OF THIS PROSPECTUS IS DELIVERED, UPON THE WRITTEN OR ORAL REQUEST OF SUCH PERSON, A COPY OF ANY AND ALL OF THE DOCUMENTS OR INFORMATION REFERRED TO ABOVE THAT HAS BEEN OR MAY BE INCORPORATED BY REFERENCE IN THIS PROSPECTUS (EXCLUDING EXHIBITS TO SUCH DOCUMENTS UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE). REQUESTS SHOULD BE DIRECTED TO NEIL DEVROY, DIRECTOR COMMUNICATIONS AND PUBLIC AFFAIRS, REXENE CORPORATION, 5005 LBJ FREEWAY, OCCIDENTAL TOWER, SUITE 500, DALLAS, TEXAS 75244 (THE PRINCIPAL EXECUTIVE OFFICES OF THE COMPANY), TELEPHONE (214) 450-9000.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                           PAGE
                                                                                                        ----------
Report of Independent Accountants:
  Post-emergence Consolidated Financial Statements....................................................         F-2
  Pre-emergence Consolidated Financial Statements.....................................................         F-3
Audited Consolidated Financial Statements:
  Consolidated Statements of Operations for the year ended December 31, 1991, the nine months ended
   September 30, 1992, the three months ended December 31, 1992 and the year ended December 31,
   1993...............................................................................................         F-4
  Consolidated Balance Sheets as of December 31, 1992 and 1993........................................         F-5
  Consolidated Statements of Changes in Stockholders' Equity (Deficit) for the year ended December 31,
   1991, the nine months ended September 30, 1992, the three months ended December 31, 1992 and the
   year ended December 31, 1993.......................................................................         F-6
  Consolidated Statements of Cash Flows for the year ended December 31, 1991, the nine months ended
   September 30, 1992, the three months ended December 31, 1992 and the year ended December 31,
   1993...............................................................................................         F-7
  Notes to Consolidated Financial Statements..........................................................         F-9
Condensed Consolidated Financial Statements (Unaudited):
  Condensed Consolidated Statements of Operations for the Nine Months Ended September 30, 1993 and
   1994...............................................................................................        F-27
  Condensed Consolidated Balance Sheet as of September 30, 1994.......................................        F-28
  Condensed Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 1993 and
   1994...............................................................................................        F-29
  Notes to Condensed Consolidated Financial Statements................................................        F-30

              REPORT OF INDEPENDENT ACCOUNTANTS -- POST-EMERGENCE
                       CONSOLIDATED FINANCIAL STATEMENTS

To the Board of Directors and Stockholders of Rexene Corporation

    In our opinion, the accompanying consolidated financial statements as listed on the Index on page F-1, present fairly, in all material respects, the financial position of Rexene Corporation and its subsidiaries (the Company) at December 31, 1992 and 1993, and the results of their operations and their cash flows for the three months ended December 31, 1992 and the year ended December 31, 1993 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

    As discussed in notes 2 and 3 to the consolidated financial statements, on September 18, 1992 the Company's Plan of Reorganization was consummated.
Effective September 30, 1992, the Company accounted for the Chapter 11 reorganization using "fresh-start" reporting as set forth in the American
Institute of Certified Public Accountants' Statement of Position 90-7, "Financial Reporting by Entities in Reorganization under the Bankruptcy Code." Accordingly, the financial statements subsequent to the emergence from Chapter 11 have been prepared using a different basis of accounting and are therefore not comparable to the pre-emergence consolidated financial statements.

PRICE WATERHOUSE LLP

Dallas, Texas
February 10, 1994

               REPORT OF INDEPENDENT ACCOUNTANTS -- PRE-EMERGENCE
                       CONSOLIDATED FINANCIAL STATEMENTS

To the Board of Directors and Stockholders of Rexene Corporation

    In our opinion, the accompanying consolidated financial statements as listed on the Index on page F-1, present fairly, in all material respects, the results of Rexene Corporation and its subsidiaries' (the Company) operations and their cash flows for the year ended December 31, 1991 and the nine months ended September 30, 1992, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

    As discussed in notes 2 and 3 to the consolidated financial statements, on October 18, 1991 the Company filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code. The Company's Plan of
Reorganization was consummated on September 18, 1992 and, effective September 30, 1992, the Company accounted for the reorganization using "fresh-start" reporting as set forth in the American Institute of Certified Public Accountants' Statement of Position 90-7, "Financial Reporting by Entities in Reorganization under the Bankruptcy Code."

PRICE WATERHOUSE LLP

Dallas, Texas
April 12, 1993

                      REXENE CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                               PRE-EMERGENCE               POST-EMERGENCE
                                                        ---------------------------  ---------------------------
                                                                       NINE MONTHS   THREE MONTHS
                                                         YEAR ENDED       ENDED          ENDED       YEAR ENDED
                                                        DECEMBER 31,  SEPTEMBER 30,  DECEMBER 31,   DECEMBER 31,
                                                            1991          1992           1992           1993
                                                        ------------  -------------  -------------  ------------
Net sales.............................................   $  449,728    $   316,106    $    98,854    $  429,353
                                                        ------------  -------------  -------------  ------------
Operating expenses:
  Cost of sales.......................................      388,057        278,081         86,732       375,609
  Marketing, general and administrative...............       43,388         23,918          9,045        32,641
  Research and development............................        6,255          4,715          1,659         6,599
                                                        ------------  -------------  -------------  ------------
                                                            437,700        306,714         97,436       414,849
                                                        ------------  -------------  -------------  ------------
Operating income......................................       12,028          9,392          1,418        14,504
Interest expense:
  Cash................................................      (55,029)       --              (6,215)      (24,446)
  Non-cash............................................       (3,345)       --              (6,445)      (25,388)
Interest income.......................................        2,750            740            637         1,392
Debt restructuring costs..............................       (7,866)       --             --             --
Other, net............................................        1,001           (458)           169          (245)
                                                        ------------  -------------  -------------  ------------
Income (loss) before reorganization items, income
 taxes and extraordinary gain.........................      (50,461)         9,674        (10,436)      (34,183)
Reorganization items..................................       (5,730)       (38,514)       --             --
                                                        ------------  -------------  -------------  ------------
Loss before income taxes and extraordinary gain.......      (56,191)       (28,840)       (10,436)      (34,183)
Income tax (expense) benefit..........................       13,444         (2,636)         3,908         8,940
                                                        ------------  -------------  -------------  ------------
Loss before extraordinary gain........................      (42,747)       (31,476)        (6,528)      (25,243)
Extraordinary gain....................................       --            123,672        --             --
                                                        ------------  -------------  -------------  ------------
Net income (loss).....................................   $  (42,747)   $    92,196    $    (6,528)   $  (25,243)
                                                        ------------  -------------  -------------  ------------
                                                        ------------  -------------  -------------  ------------
Weighted average shares outstanding...................                                     10,501        10,501
                                                                                     -------------  ------------
                                                                                     -------------  ------------
Net loss per share....................................                                $      (.62)  $     (2.40 )
                                                                                     -------------  ------------
                                                                                     -------------  ------------

                See notes to consolidated financial statements.

                      REXENE CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                     ASSETS

                                                                                                 DECEMBER 31,
                                                                                            ----------------------
                                                                                               1992        1993
                                                                                            ----------  ----------
Cash and cash equivalents:
  Unrestricted............................................................................  $   30,444  $   28,288
  Restricted..............................................................................       3,758       2,247
Accounts receivable, net..................................................................      51,771      57,820
Inventories...............................................................................      53,692      52,621
Income taxes receivable...................................................................          71       4,965
Prepaid expenses and other................................................................       1,246       1,522
                                                                                            ----------  ----------
    Total current assets..................................................................     140,982     147,463
                                                                                            ----------  ----------
Property, plant and equipment, net........................................................     243,621     244,346
Reorganization value in excess of amounts allocable to identifiable assets, net...........       3,928       3,660
Intangible assets, net....................................................................       5,317       4,198
Other noncurrent assets...................................................................      29,743      30,369
                                                                                            ----------  ----------
                                                                                            $  423,591  $  430,036
                                                                                            ----------  ----------
                                                                                            ----------  ----------

                                  LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Accounts payable..........................................................................  $   20,387  $   27,386
Accrued liabilities.......................................................................       9,719       8,116
Accrued interest..........................................................................       3,145       3,097
Employee benefits payable.................................................................       2,907       3,754
                                                                                            ----------  ----------
    Total current liabilities.............................................................      36,158      42,353
                                                                                            ----------  ----------
Long-term debt............................................................................     261,726     281,764
Other noncurrent liabilities..............................................................      56,225      65,840
Deferred income taxes.....................................................................      49,376      45,216
Commitments and contingencies.............................................................      --          --
Stockholders' equity (deficit):
  Common stock, par value $.01 per share; 100 million shares authorized; 10.5 million
   shares issued and outstanding..........................................................         105         105
  Paid-in capital.........................................................................      26,529      26,529
  Accumulated deficit.....................................................................      (6,528)    (31,771)
                                                                                            ----------  ----------
  Total stockholders' equity (deficit)....................................................      20,106      (5,137)
                                                                                            ----------  ----------
                                                                                            $  423,591  $  430,036
                                                                                            ----------  ----------
                                                                                            ----------  ----------

                See notes to consolidated financial statements.

                      REXENE CORPORATION AND SUBSIDIARIES

      CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
                                 (IN THOUSANDS)

                                           COMMON STOCK
                                          ---------------    PAID-IN   ACCUMULATED
                                          SHARES   AMOUNT    CAPITAL     DEFICIT       TOTAL
                                          -------  ------   ---------  -----------   ---------
Balance, December 31, 1990..............   31,239  $ 312    $ 147,543   $(203,791)   $ (55,936)
Issuance of common stock................      180      2        3,868      --            3,870
Net loss................................    --      --         --         (42,747)     (42,747)
                                          -------  ------   ---------  -----------   ---------
Balance, December 31, 1991..............   31,419    314      151,411    (246,538)     (94,813)
Net loss -- pre-emergence...............    --      --         --          (5,602)      (5,602)
                                          -------  ------   ---------  -----------   ---------
Balance, September 30, 1992 --
 pre-emergence..........................   31,419    314      151,411    (252,140)    (100,415)
Adjustments for reorganization:
  Extraordinary gain on debt exchange...    --      --         --         123,672      123,672
  Fresh start reporting adjustments.....  (31,419)  (314)    (151,411)    128,468      (23,257)
  Issuance of common stock..............   10,501    105       26,529      --           26,634
                                          -------  ------   ---------  -----------   ---------
Balance, September 30, 1992 -- post-
 emergence..............................   10,501  $ 105    $  26,529   $  --        $  26,634
                                          -------  ------   ---------  -----------   ---------
                                          -------  ------   ---------  -----------   ---------
Balance, September 30, 1992.............   10,501  $ 105    $  26,529   $  --        $  26,634
Net loss................................    --      --         --          (6,528)      (6,528)
                                          -------  ------   ---------  -----------   ---------
Balance, December 31, 1992..............   10,501    105       26,529      (6,528)      20,106
Net loss................................    --      --         --         (25,243)     (25,243)
                                          -------  ------   ---------  -----------   ---------
Balance, December 31, 1993..............   10,501  $ 105    $  26,529   $ (31,771)   $  (5,137)
                                          -------  ------   ---------  -----------   ---------
                                          -------  ------   ---------  -----------   ---------

                See notes to consolidated financial statements.

                      REXENE CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                               PRE-EMERGENCE               POST-EMERGENCE
                                                        ---------------------------  ---------------------------
                                                            YEAR       NINE MONTHS   THREE MONTHS       YEAR
                                                           ENDED          ENDED          ENDED         ENDED
                                                        DECEMBER 31,  SEPTEMBER 30,  DECEMBER 31,   DECEMBER 31,
                                                            1991          1992           1992           1993
                                                        ------------  -------------  -------------  ------------
Cash flows from operating activities:
  Net income (loss)...................................   $  (42,747)   $    92,196     $  (6,528)    $  (25,243)
  Adjustments to reconcile net income (loss) to net
   cash provided by operating activities:
    Depreciation and amortization.....................       23,852         20,062         4,315         17,446
    Reorganization items..............................        5,730         38,514        --             --
    Reversal of accrued interest......................       --             (6,831)       --             --
    Debt restructuring costs..........................        7,866        --             --             --
    Extraordinary gain................................       --           (123,672)       --             --
    Non-cash interest expense.........................       --            --              6,445         25,388
    Deferred income taxes.............................        2,262            525        (3,690)        (4,160)
    Change in:
      Accounts receivable.............................       11,080         (9,343)        5,756         (6,049)
      Inventories.....................................       20,983            182        (3,030)         1,071
      Prepaid expenses and other......................         (446)           727          (940)          (276)
      Income taxes....................................      (12,856)        17,441          (408)        (4,894)
      Accounts payable................................        5,549          1,139         2,517          6,999
      Accrued interest................................       11,312        --             (2,914)           (48)
      Employee benefits payable and accrued
       liabilities....................................       --             (1,552)          612           (756)
    Prepetition liabilities paid:
      Accounts payable................................       --            (15,834)       (1,093)        --
      Accrued interest................................       --            (14,737)       --             --
    Increase in other noncurrent liabilities..........        2,259         12,518           985          1,006
    Other.............................................          844           (456)          782            857
                                                        ------------  -------------  -------------  ------------
        Total adjustments.............................       78,435        (81,317)        9,337         36,584
                                                        ------------  -------------  -------------  ------------
Net cash provided by operating activities before
 reorganization items paid............................       35,688         10,879         2,809         11,341
  Reorganization items paid...........................       (3,396)       (10,180)       (2,053)        --
                                                        ------------  -------------  -------------  ------------
Net cash provided by operating activities.............       32,292            699           756         11,341
                                                        ------------  -------------  -------------  ------------

(continued on page F-8)

                See notes to consolidated financial statements.

                      REXENE CORPORATION AND SUBSIDIARIES

                                 (IN THOUSANDS)

                                                               PRE-EMERGENCE               POST-EMERGENCE
                                                        ---------------------------  ---------------------------
                                                            YEAR       NINE MONTHS   THREE MONTHS       YEAR
                                                           ENDED          ENDED          ENDED         ENDED
                                                        DECEMBER 31,  SEPTEMBER 30,  DECEMBER 31,   DECEMBER 31,
                                                            1991          1992           1992           1993
                                                        ------------  -------------  -------------  ------------
Cash flows from investing activities:
  Capital expenditures................................      (33,464)       (11,136)       (3,961)       (17,008)
  Investment in joint venture.........................         (733)       --               (325)        --
  Proceeds from sale of property, plant and
   equipment..........................................        2,491        --             --             --
  Deposits held in trust for the Texas Water
   Commission.........................................      (10,255)       --             --             --
                                                        ------------  -------------  -------------  ------------
Net cash used for investing activities................      (41,961)       (11,136)       (4,286)       (17,008)
                                                        ------------  -------------  -------------  ------------
Cash flows from financing activities:
  Bank borrowings.....................................       --            --             --              2,000
  Debt restructuring costs............................       (6,501)       --             --             --
  Proceeds from issuance of common stock, net.........           45        --             --             --
                                                        ------------  -------------  -------------  ------------
Net cash provided by (used for) financing
 activities...........................................       (6,456)       --             --              2,000
                                                        ------------  -------------  -------------  ------------
Net decrease in cash and cash equivalents.............      (16,125)       (10,437)       (3,530)        (3,667)
  Cash and cash equivalents at beginning of period....       64,294         48,169        37,732         34,202
                                                        ------------  -------------  -------------  ------------
  Cash and cash equivalents at end of period..........   $   48,169    $    37,732     $  34,202     $   30,535
                                                        ------------  -------------  -------------  ------------
                                                        ------------  -------------  -------------  ------------
Supplemental cash flow information:
  Cash paid for interest..............................   $   50,745    $    14,737     $   9,002     $   24,039
  Cash paid for income taxes..........................   $   --        $     1,703     $  --         $      114

                See notes to consolidated financial statements.

                      REXENE CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    IDENTITY OF REGISTRANT

    Rexene Corporation ("Old Rexene") was merged into its wholly-owned operating subsidiary, Rexene Products Company, on September 11, 1992 pursuant to a First Amended Plan of Reorganization (the "Amended Plan") under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code") (see note 2). Upon completion of the merger, Rexene Products Company changed its name to Rexene Corporation ("New Rexene"). Old Rexene, Rexene Products Company and New Rexene are hereinafter sometimes collectively or separately referred to as the "Company".

    PRINCIPLES OF CONSOLIDATION

    The   consolidated  financial   statements  of   the  Company   include  its
wholly-owned direct and indirect subsidiaries.

    CASH AND CASH EQUIVALENTS

    Cash equivalents represent short-term investments with original maturities of three months or less. Restricted cash is held in a reserve account under the Amended Plan for payment of disputed claims and administrative expenses.

    INVENTORIES

    Inventories are stated at the lower of cost or market using the first-in, first-out method.

    PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment is stated at cost. Depreciation is provided utilizing the straight-line method over the estimated useful lives of the assets, ranging from 3 to 20 years. Improvements are capitalized, while repair and maintenance costs are charged to operations as incurred. Certain interest costs are capitalized as part of major construction projects. Upon disposal of assets, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is included in income.

    REORGANIZATION VALUE IN EXCESS OF AMOUNTS ALLOCABLE TO IDENTIFIABLE ASSETS

    Reorganization value in excess of amounts allocable to identifiable assets is amortized on a straight-line basis over fifteen years.

    INTANGIBLE ASSETS

    Intangible assets are stated at cost and consist primarily of licensing agreements and patents which are amortized on a straight-line basis over five years.

    DEFERRED PRE-OPERATING COSTS

    The incremental costs of establishing a plant in the United Kingdom have been deferred. This plant is scheduled to begin production in late 1994. These deferred pre-operating costs will be amortized on a straight-line basis over five years, after commencement of production.

    INCOME TAXES

    Concurrent with fresh start reporting (see note 3), on September 30, 1992 the Company adopted Statement of Financial Accounting Standard ("SFAS") 109, "Accounting for Income Taxes", which requires an asset and liability approach to financial accounting and reporting of income taxes. Prior to September 30, 1992, the Company accounted for income taxes under the deferred method, as prescribed under Accounting Principles Board ("APB") Opinion No. 11, "Accounting for Income Taxes".

    FOREIGN CURRENCY TRANSLATION

    Operations of the foreign subsidiary use the local currency of the country of operation as the functional currency. The resulting translation adjustments are not significant in 1993.

                      REXENE CORPORATION AND SUBSIDIARIES

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    NET LOSS PER SHARE

    Net loss per share is based on the weighted average number of common stock shares outstanding. The per share amount for the pre-emergence periods is not presented since such information is not comparable with the post-emergence periods.

    RECLASSIFICATIONS

    Certain amounts in the 1992 and 1991 consolidated financial statements have been reclassified to conform with the 1993 presentation.

2.  CHAPTER 11 REORGANIZATION
    As a result of its reorganization under Chapter 11 of the Bankruptcy Code and the confirmation of the Amended Plan by the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"), the Company, among other things, (i) reduced the principal amount of its long-term debt by replacing $403 million of outstanding senior and subordinated notes of Old Rexene, which was scheduled to mature in July 1992, with $337 million of debt that becomes due in 1999 and 2002, (ii) reduced its annual cash interest requirements from approximately $74 million to a minimum amount of approximately $24 million through 1994, and (iii) issued 92.5% of the common stock of New Rexene to the holders of such debt. The Amended Plan was consummated on September 18, 1992 (the "Effective Date"). Under the Amended Plan, the holders of outstanding senior notes of Old Rexene received, pro rata as a class, (i) an equal principal amount of Increasing Rate First Priority Notes due 1999 of New Rexene at an initial interest rate of 9% per year (the "Old Senior Notes"), (ii) 26% of the common stock of New Rexene to be outstanding after giving effect to the Amended Plan, and (iii) $11.7 million in cash representing the prepetition interest accrued on the outstanding senior notes of Old Rexene plus interest on the prepetition interest during the reorganization under Chapter 11 of the Bankruptcy Code proceedings. The holders of outstanding subordinated notes of Old Rexene received, pro rata as a class, (i) $84.375 million aggregate principal amount of Increasing Rate Second Priority Notes due 2002 (with certain sinking fund requirements in 2001) at an initial interest rate of 10% per year (the "Old Subordinated Notes", and together with the Old Senior Notes, the "Old Notes"), (ii) 66.5% of the common stock in New Rexene to be outstanding after giving effect to the Amended Plan, and (iii) $3.1 million in cash for settlement of prepetition interest. Holders of the common stock of Old Rexene became entitled to receive 7.5% of the common stock of New Rexene to be outstanding after giving effect to the Amended Plan. The Company recorded an extraordinary gain of $123.7 million as a result of exchanging the outstanding senior and subordinated debt of Old Rexene for the Old Notes and the common stock of New Rexene under the Amended Plan.

3.  FRESH START REPORTING
    In connection with the reorganization under Chapter 11 of the Bankruptcy Code described in note 2, the Company adopted as of September 30, 1992, the American Institute of Certified Public Accountants' Statement of Position No. 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code" (the "Reorganization SOP"). The Company's basis of accounting for financial reporting purposes changed as a result of adopting the Reorganization SOP. Specifically, the Reorganization SOP required (i) the adjustment of the Company's assets and liabilities to reflect a reorganization value (the "Reorganization Value") generally approximating the fair value of the Company as a going concern on an unleveraged basis, (ii) the elimination of its accumulated deficit, and (iii) adjustments to its capital structure to reflect consummation of the Amended Plan. Accordingly, the results of operations after September 30, 1992 are not comparable to results of operations prior to such date, and the results of operations for the nine months ended September 30, 1992 and the three months ended December 31, 1992 have not been aggregated.

                      REXENE CORPORATION AND SUBSIDIARIES

3.  FRESH START REPORTING (CONTINUED)
    The Reorganization Value was determined by independent financial advisors. At September 30, 1992, the Reorganization Value of $291 million was allocated to assets and liabilities as follows (in thousands):

Working capital (excluding accrued interest)..............  $ 112,860
Property, plant and equipment.............................    243,498
Reorganization value in excess of amounts allocable to
 identifiable assets......................................      4,298
Intangible assets.........................................      5,598
Other noncurrent assets...................................     30,031
Deferred income taxes.....................................    (53,066)
Other noncurrent liabilities..............................    (52,219)
                                                            ---------
                                                            $ 291,000
                                                            ---------
                                                            ---------

    Current assets and liabilities were recorded at their book value, which approximated fair value. Property, plant and equipment was recorded at reorganization value, which approximated fair value in continued use, based on an independent appraisal. Intangible assets and other noncurrent assets were recorded at their net book value, which approximated fair value. Long-term debt was recorded at present values as determined by independent financial advisors.

    Based on the allocation of the Reorganization Value in conformity with the procedures specified by the Reorganization SOP, the portion of the Reorganization Value which was not attributed to specific tangible or identifiable intangible assets of the reorganized Company was reported as "reorganization value in excess of amounts allocable to identifiable assets".

    The Company recorded the following reorganization expenses and adjustments to assets and liabilities to reflect fresh start reporting in its statement of operations for the nine months ended September 30, 1992 (in thousands):

Professional fees.........................................  $ (12,600)
Interest expense -- cash..................................     (6,059)
Interest expense -- non-cash..............................     (1,941)
Revaluation of assets and liabilities to fair values:
  Property, plant and equipment...........................     50,535
  Goodwill................................................    (16,604)
  Reorganization value in excess of amounts allocable to
   identifiable assets....................................      4,298
  Other noncurrent assets.................................    (11,904)
  Deferred income taxes...................................    (50,346)
  Pension liability.......................................      7,067
Other.....................................................       (960)
                                                            ---------
                                                            $ (38,514)
                                                            ---------
                                                            ---------

                      REXENE CORPORATION AND SUBSIDIARIES

4.  ACCOUNTS RECEIVABLE
    Accounts receivable consist of the following (in thousands):

                                                                              DECEMBER 31,
                                                                          --------------------
                                                                            1992       1993
                                                                          ---------  ---------
Trade...................................................................  $  52,137  $  57,697
Other...................................................................      4,143      3,930
                                                                          ---------  ---------
                                                                             56,280     61,627
Less allowances.........................................................     (4,509)    (3,807)
                                                                          ---------  ---------
                                                                          $  51,771  $  57,820
                                                                          ---------  ---------
                                                                          ---------  ---------

    Bad debt expense for the year ended December 31, 1991, the nine months ended September 30, 1992, the three months ended December 31, 1992 and the year ended December 31, 1993 is $1,175,000, $327,000, $300,000 and $223,000, respectively.

5.  INVENTORIES
    Inventories consist of the following (in thousands):

                                                                              DECEMBER 31,
                                                                          --------------------
                                                                            1992       1993
                                                                          ---------  ---------
Raw materials...........................................................  $  14,971  $  11,313
Work in progress........................................................      7,481      6,694
Finished goods..........................................................     31,240     34,614
                                                                          ---------  ---------
                                                                          $  53,692  $  52,621
                                                                          ---------  ---------
                                                                          ---------  ---------

6.  PROPERTY, PLANT AND EQUIPMENT
    Property, plant and equipment consists of the following (in thousands):

                                                                             DECEMBER 31,
                                                                        ----------------------
                                                                           1992        1993
                                                                        ----------  ----------
Land..................................................................  $    5,276  $    5,738
Buildings.............................................................      13,841      17,758
Plant and equipment...................................................     216,440     230,026
Construction in progress..............................................      11,728      10,530
                                                                        ----------  ----------
                                                                           247,285     264,052
Less accumulated depreciation.........................................      (3,664)    (19,706)
                                                                        ----------  ----------
                                                                        $  243,621  $  244,346
                                                                        ----------  ----------
                                                                        ----------  ----------

    Depreciation expense for the year ended December 31, 1991, the nine months ended September 30, 1992, the three months ended December 31, 1992 and the year ended December 31, 1993 is $20,656,000, $17,689,000, $3,664,000 and $16,059,000,
respectively. During the year ended December 31, 1991, the three months ended December 31, 1992 and the year ended December 31, 1993, $4,685,000, $312,000 and $1,259,000, respectively, of interest was capitalized in connection with construction projects. No interest was capitalized during the nine months ended September 30, 1992.

                      REXENE CORPORATION AND SUBSIDIARIES

7. REORGANIZATION VALUE IN EXCESS OF AMOUNTS ALLOCABLE TO IDENTIFIABLE ASSETS AND INTANGIBLE ASSETS
    Reorganization value in excess of amounts allocable to identifiable assets and intangible assets, net of accumulated amortization are (in thousands):

                                                                                DECEMBER 31,
                                                                            --------------------
                                                                              1992       1993
                                                                            ---------  ---------
Reorganization value in excess of amounts allocable to identifiable
 assets...................................................................  $   4,298  $   4,298
Less accumulated amortization.............................................       (370)      (638)
                                                                            ---------  ---------
                                                                            $   3,928  $   3,660
                                                                            ---------  ---------
                                                                            ---------  ---------
Intangible assets.........................................................  $   5,598  $   5,598
Less accumulated amortization.............................................       (281)    (1,400)
                                                                            ---------  ---------
                                                                            $   5,317  $   4,198
                                                                            ---------  ---------
                                                                            ---------  ---------

8.  OTHER NONCURRENT ASSETS
    Other noncurrent assets consist of the following (in thousands):

                                                                              DECEMBER 31,
                                                                          --------------------
                                                                            1992       1993
                                                                          ---------  ---------
Spare parts inventories.................................................  $  18,107  $  16,654
Deposits held in trusts.................................................     10,428     10,523
Deferred pre-operating costs............................................     --          1,322
Other...................................................................      1,208      1,870
                                                                          ---------  ---------
                                                                          $  29,743  $  30,369
                                                                          ---------  ---------
                                                                          ---------  ---------

    The deposits held in trusts for the benefit of the Texas Water Commission were established and funded to comply with the financial assurance requirements of the Resource Conservation and Recovery Act.

9.  ACCRUED LIABILITIES
    Accrued liabilities consist of the following (in thousands):

                                                                                DECEMBER 31,
                                                                            --------------------
                                                                              1992       1993
                                                                            ---------  ---------
Accrued taxes, other than income..........................................  $   3,122  $   2,555
Accrued reorganization costs and disputed claims..........................      2,422        435
Other accrued expenses....................................................      4,175      5,126
                                                                            ---------  ---------
                                                                            $   9,719  $   8,116
                                                                            ---------  ---------
                                                                            ---------  ---------

10. LONG-TERM DEBT
    Long-term debt consists of the following (in thousands):

                                                                             DECEMBER 31,
                                                                        ----------------------
                                                                           1992        1993
                                                                        ----------  ----------
Old Senior Notes......................................................  $  253,000  $  253,000
Old Subordinated Notes................................................      87,249      95,342
Less: unamortized discount............................................     (78,523)    (68,578)
                                                                        ----------  ----------
                                                                           261,726     279,764
Bank borrowings under the Old Credit Agreement........................      --           2,000
                                                                        ----------  ----------
                                                                        $  261,726  $  281,764
                                                                        ----------  ----------
                                                                        ----------  ----------

                      REXENE CORPORATION AND SUBSIDIARIES

10. LONG-TERM DEBT (CONTINUED)
    The long-term debt was recorded at its fair market value at the Effective Date. The resulting discount from the face amount is accreted to interest expense over the term of the Notes. The Company believes, based on its understanding of the bid and ask prices at December 31, 1993, that the aggregate fair market value of the long-term debt is approximately $36 million greater than its net book value.

    The Old Senior Notes are secured by a first lien on all of the assets of the Company and its subsidiaries, other than (i) accounts receivable, other than intercompany receivables, (ii) inventory, (iii) cash and cash equivalents, and
(iv) certain nonmaterial excluded assets (the "Collateral").

    Interest is payable on the Old Notes semiannually on May 15 and November 15. In addition, the interest rates on the Old Senior and Old Subordinated Notes increase beginning in 1995 and 1996, respectively. The annual interest rate on the Old Senior Notes is 9% through November 14, 1995, 12% from November 15, 1995 through November 14, 1996 and 14% thereafter. The Old Subordinated Notes are secured by a second lien on the Collateral. The annual interest rate on the Old Subordinated Notes is 10% through November 14, 1996, 12% from November 15, 1996 through November 14, 1997 and 14% thereafter.

    For each interest period ending on or prior to November 15, 1994, the Company may pay up to 90% of the interest due on the Old Subordinated Notes by delivering additional Old Subordinated Notes in lieu of cash ("Pay-in-Kind"), if certain financial tests are met. In 1993 and 1992, the Board of Directors exercised the Pay-in-Kind feature and issued $8.1 million and $2.9 million, respectively, of Old Subordinated Notes.

    The Pay-in-Kind feature expires on November 15, 1994, and the Company's annual cash interest requirements will increase approximately $10.0 million, commencing with the semi-annual interest payment due on May 15, 1995.

    The Old Senior Notes, and after all Old Senior Notes are redeemed, the Old Subordinated Notes, are redeemable at the option of the Company, at any time in whole or from time to time in part, at a price equal to 100% of the principal amount to be redeemed plus accrued interest to the redemption date. In addition the Company may at any time purchase Old Senior Notes in the open market. In the event the Company generates "excess cash flow" from operations (as defined in the indenture governing the Old Senior Notes) in any fiscal year, the Company is required to make an offer to purchase Old Senior Notes at par in an amount equal to such excess cash flow. However, the cash purchase price of Old Senior Notes acquired in the open market (not previously applied as a credit) may be credited towards the excess cash flow offer requirement. In addition, in the event of asset sales exceeding $8 million in the aggregate during any four consecutive fiscal quarters, the Company is required to make an offer to purchase Old Senior Notes and thereafter, if applicable, Old Subordinated Notes at par in an amount equal to the net proceeds (as defined in the indentures governing the Notes (the "Indentures")) of such asset sales. Open market purchases cannot be credited towards the asset sale redemption requirement. The Indentures contain covenants which, among other things (i) limit the Company's ability to incur additional indebtedness, (ii) limit restricted payments (e.g. dividends, purchases or redemption of subordinated indebtedness, purchases or redemption of capital stock and certain investments), (iii) limit the incurrence of liens other than certain permitted liens, (iv) restrict transactions with stockholders and affiliates, (v) require the maintenance of a minimum stockholders' equity, and
(vi) limit certain investments.

    The Company entered into a loan agreement dated September 18, 1992 (the "Old Credit Agreement") as subsequently amended, with Transamerica Business Credit Corporation providing for a credit facility for general corporate purposes of up to $35 million, $15 million of which may be used for financing the operations of a subsidiary in the United Kingdom. The Old Credit Agreement includes a sub-facility of $15 million for stand-by letters of credit. The Old Credit Agreement terminates December 31, 1996. The Company pays interest on borrowed funds at 1.5% above the prime rate. At December 31, 1993, the Company had borrowed $2.0 million under the Old Credit Agreement at an annual interest rate of 7%.

                      REXENE CORPORATION AND SUBSIDIARIES

10. LONG-TERM DEBT (CONTINUED)
There were no borrowings under the Old Credit Agreement in 1992. At December 31, 1993 and 1992 approximately $2.9 million and $1.1 million, respectively, of stand-by letters of credit were outstanding under the Old Credit Agreement. Funds advanced under the Old Credit Agreement are secured by a first lien on the Company's (i) inventory, (ii) accounts receivable, other than intercompany receivables, (iii) letters of credit and (iv) the proceeds of the above. The Old Credit Agreement also contains certain continuing obligations, such as the maintenance of a minimum cash flow coverage ratio, as well as restrictions or prohibitions covering, among other things, the incurrence of other indebtedness, asset sales, investments, dividend payments, mergers and acquisitions.

11. OTHER NONCURRENT LIABILITIES
    Other noncurrent liabilities consist of the following (in thousands):

                                                                              DECEMBER 31,
                                                                          --------------------
                                                                            1992       1993
                                                                          ---------  ---------
Accrued environmental remediation costs.................................  $  24,298  $  23,357
Accumulated postretirement benefit obligation (note 16).................     13,152     14,729
Noncurrent interest payable.............................................      3,021     11,630
Lawsuit accrual (note 19)...............................................      7,400      7,400
Other...................................................................      8,354      8,724
                                                                          ---------  ---------
                                                                          $  56,225  $  65,840
                                                                          ---------  ---------
                                                                          ---------  ---------

    Noncurrent interest payable represents non-cash interest accrued in accordance with Emerging Issues Task Force ("EITF") Issue No. 86-15, "Increasing Rate Debt". Under EITF Issue No. 86-15, aggregate interest expense is charged in equal amounts over the estimated term of the Old Notes (see note 14).

12. COMMITMENTS
    The future payments of rentals on buildings, computers, office equipment and transportation equipment under the terms of noncancellable operating lease agreements are as follows (in thousands):

For the years ending December 31,
1994...............................................................  $   7,721
1995...............................................................      6,255
1996...............................................................      3,786
1997...............................................................      1,581
1998...............................................................        512
1999 and thereafter................................................      4,517
                                                                     ---------
Total minimum lease payments.......................................  $  24,372
                                                                     ---------
                                                                     ---------

    Rental expense under operating leases for the year ended December 31, 1991, the nine months ended September 30, 1992, the three months ended December 31, 1992 and the year ended December 31, 1993, approximated $7,810,000, $6,451,000, $2,024,000 and $7,630,000, respectively.

13. INCOME TAXES
    At September 30, 1992, the Company adopted SFAS 109, "Accounting for Income Taxes", concurrent with its adoption of fresh start reporting. For periods prior to the three months ended December 31, 1992, the Company accounted for income taxes under principles provided in APB 11. Therefore, the income tax benefit for the three months ended December 31, 1992 and the year ended December 31, 1993 is not comparable with the income tax expense (benefit) for the year ended December 31, 1991 and the nine months ended September 30, 1992.

                      REXENE CORPORATION AND SUBSIDIARIES

13. INCOME TAXES (CONTINUED)
    The current income tax benefit for the year ended December 31, 1993 includes a federal income tax benefit of $4.0 million, relating primarily to the carryback of the Company's 1993 net operating loss to the year ended December 31, 1990. The income tax benefit for the nine months ended September 30, 1992 is principally for alternative minimum taxes. During the bankruptcy proceedings in 1992, all federal income tax matters through the 1991 tax year were resolved which resulted in, among other things, a refund of $17.2 million from the Internal Revenue Service.

    The Company has unused net operating loss carryforwards of $1.2 million at December 31, 1993 that expire in the year 2004 and an alternative minimum tax credit carryforward of approximately $1.6 million. The utilization of the net operating loss carryforwards and tax credit carryforwards is shown as a charge equivalent to federal income taxes in 1991.

    Income tax (expense) benefit consists of the following (in thousands):

                         YEAR        NINE MONTHS    THREE MONTHS
                        ENDED           ENDED          ENDED        YEAR ENDED
                     DECEMBER 31,   SEPTEMBER 30,   DECEMBER 31,   DECEMBER 31,
                         1991           1992            1992           1993
                     ------------   -------------   ------------   ------------
Current:
  State............    $   220         $   683         $  177         $ (610)
  Federal..........     16,399          (2,794)            41          5,390
Deferred income
 taxes.............     (2,262)           (525)         3,690          4,160
Charge equivalent
 to federal income
 taxes.............       (913)         --             --             --
                     ------------   -------------      ------         ------
                       $13,444         $(2,636)        $3,908         $8,940
                     ------------   -------------      ------         ------
                     ------------   -------------      ------         ------

    Deferred income tax provisions under SFAS 109 result from temporary differences between the basis of assets and liabilities for financial reporting purposes. Under APB 11 the deferred income tax provisions result from timing differences in the recognition of revenues and expenses for tax and financial reporting purposes. The deferred income tax benefit for the year ended December 31, 1993 is net of a charge of $1.3 million to record the effect of the Omnibus Budget Reconciliation Act of 1993, which increased the corporate federal tax rate from 34% to 35%, retroactive from January 1, 1993. The nature of the temporary differences under SFAS 109 and timing differences under APB 11 and the tax effects are as follows (in thousands):

                         YEAR        NINE MONTHS    THREE MONTHS
                        ENDED           ENDED          ENDED        YEAR ENDED
                     DECEMBER 31,   SEPTEMBER 30,   DECEMBER 31,   DECEMBER 31,
                         1991           1992            1992           1993
                     ------------   -------------   ------------   ------------
Depreciation and
 amortization......    $(2,708)        $(3,010)        $1,571        $(5,119)
Non-cash
 interest..........     --              --              2,096         10,700
Non-qualified
 executive stock
 option plan.......       (970)         --             --             --
Effect of change in
 federal statutory
 income tax
 rates.............     --              --             --             (1,333)
Accrual for
 lawsuit...........     --               2,504         --             --
Capitalized
 inventory costs...        312          --             --             --
Other, net.........      1,104             (19)            23            (88)
                     ------------   -------------      ------      ------------
                       $(2,262)        $  (525)        $3,690        $ 4,160
                     ------------   -------------      ------      ------------
                     ------------   -------------      ------      ------------

                      REXENE CORPORATION AND SUBSIDIARIES

13. INCOME TAXES (CONTINUED)
    Deferred income taxes consist of the following (in thousands):

                                                                                       DECEMBER 31,
                                                                                  ----------------------
                                                                                     1992        1993
                                                                                  ----------  ----------
Excess financial over tax basis of property, plant and equipment................  $   63,962  $   69,533
Excess tax over financial basis of the Notes....................................      16,396       9,168
                                                                                  ----------  ----------
    Gross deferred tax liabilities..............................................      80,358      78,701
Accounts receivable.............................................................      (2,188)     (1,639)
Inventories.....................................................................      (2,485)       (666)
Intangible assets...............................................................      (2,780)     (1,140)
Other noncurrent assets.........................................................      (3,180)     (4,474)
Other noncurrent liabilities....................................................     (19,982)    (23,600)
Other...........................................................................        (367)     (1,966)
                                                                                  ----------  ----------
                                                                                  $   49,376  $   45,216
                                                                                  ----------  ----------
                                                                                  ----------  ----------

    The effective income tax rate differs from the amount computed by applying the federal income tax rate to income before income taxes. The federal income tax rate was 34% for the year ended December 31, 1991, the nine months ended September 30, 1992 and the three months ended December 31, 1992 and 35% for the year ended December 31, 1993. The reasons for these differences are as follows (in thousands):

                                     NINE MONTHS    THREE MONTHS
                      YEAR ENDED        ENDED          ENDED        YEAR ENDED
                     DECEMBER 31,   SEPTEMBER 30,   DECEMBER 31,   DECEMBER 31,
                         1991           1992            1992           1993
                     ------------   -------------   ------------   ------------
Tax computed at
 federal statutory
 tax rate..........    $19,104         $ 9,806         $3,549        $11,964
State income
 taxes.............        168             461            116           (397)
Differences in
 financial and tax
 bases of assets
 and liabilities...     (4,496)         (3,893)        --             --
Non-deductible
 amortization......     --              --             --               (493)
Non-cash
 interest..........     --              --             --               (728)
Effect of change in
 federal statutory
 income tax rate...     --              --             --             (1,333)
Reorganization
 items.............     --              (8,133)           325         --
Non-qualified
 executive stock
 option plan.......     (1,180)         --             --             --
Other, net.........       (152)           (877)           (82)           (73)
                     ------------   -------------      ------      ------------

Income tax
 (expense)
 benefit...........    $13,444         $(2,636)        $3,908        $ 8,940
                     ------------   -------------      ------      ------------
                     ------------   -------------      ------      ------------

14. INTEREST EXPENSE
    Cash interest for the three months ended December 31, 1992 and the year ended December 31, 1993 consists of interest on the Old Senior Notes and 10% of the interest on the Old Subordinated Notes. The remaining 90% of the interest on the Old Subordinated Notes is included as non-cash interest in accordance with the Pay-in-Kind feature (see note 10). In addition, non-cash interest includes
(i) accretion on the Old Notes (see note 10), (ii) an adjustment for EITF Issue No. 86-15 (see note 11), and (iii) an adjustment for interest capitalized in connection with construction projects (see note 6).

15. OTHER STATEMENT OF OPERATIONS INFORMATION
    During 1991 the Company incurred $7.9 million of debt restructuring costs. Included in other income for the year ended December 31, 1991 is approximately $1 million in license fees from a joint venture with Ube Industries, Ltd.

                      REXENE CORPORATION AND SUBSIDIARIES

15. OTHER STATEMENT OF OPERATIONS INFORMATION (CONTINUED)
    Other, net for the nine months ended September 30, 1992 includes an accrual of $7.4 million relating to the adverse judgment in the class action lawsuit discussed in note 19 which was partially offset by a reversal of postpetition interest of $6.8 million accrued as of December 31, 1991 and $1.5 million of business interruption insurance proceeds received in 1992 for an electrical outage at the Odessa, Texas facility in May 1991.

    Export  sales of the  Company were $71,570,000,  $33,806,000, $9,295,000 and
$30,495,000 for the year ended December 31, 1991, the nine months ended September 30, 1992, the three months ended December 31, 1992 and the year ended December 31, 1993, respectively. The majority of export sales were to foreign companies through agents and domestic offices of foreign companies, which are responsible for the actual export of the product to a variety of locations. Accordingly, amounts of export sales to specific geographic locations are not available.

    Maintenance and repair  expenses were  $26,665,000, $18,244,000,  $6,221,000 and $27,017,000 for the year ended December 31, 1991, the nine months ended September 30, 1992, the three months ended December 31, 1992 and the year ended December 31, 1993, respectively.

16. EMPLOYEE BENEFITS

    SAVINGS PLAN

    The Company sponsors an employee savings plan (the "Savings Plan") that is intended to provide participating employees with additional income upon retirement. Employees may contribute between 1% and 10% of their base salary up to a maximum of $8,994 annually to the Savings Plan. The Company matches a minimum of 25% of the employee's aggregate contributions up to 6% of the employee's base salary. Employee contributions are fully vested. Employer contributions are fully vested upon retirement or after five years of service. For 1991, 1992 and 1993, the Company matched 25% of the employee contributions up to the 6% limit. The Company contributed approximately $351,000, $275,000, $96,000 and $351,000 to the Savings Plan during the year ended December 31, 1991, the nine months ended September 30, 1992, the three months ended December 31, 1992 and the year ended December 31, 1993, respectively.

    PENSION PLANS

    The Company has two noncontributory defined benefit plans (the "Pension Plans") covering substantially all full time employees. Benefits provided under the Pension Plans are primarily based on years of service and the employee's final average earnings. The Company's funding policy is to contribute annually an amount based upon actuarial and economic assumptions designed to achieve adequate funding of projected benefit obligations.

    Net pension expense consists of the following (in thousands):

                                     NINE MONTHS    THREE MONTHS
                      YEAR ENDED        ENDED          ENDED        YEAR ENDED
                     DECEMBER 31,   SEPTEMBER 30,   DECEMBER 31,   DECEMBER 31,
                         1991           1992            1992           1993
                     ------------   -------------   ------------   ------------
Service cost.......    $ 1,601         $1,108          $ 369         $ 1,279
Interest accrued on
 pension
 obligations.......      1,064            717            239             976
Actual cash return
 on plan assets....     (1,565)          (446)          (137)         (1,278)
Net amortization
 and deferral......        726           (540)         --                162
                     ------------      ------          -----       ------------

Net pension
 expense...........    $ 1,826         $  839          $ 471         $ 1,139
                     ------------      ------          -----       ------------
                     ------------      ------          -----       ------------

                      REXENE CORPORATION AND SUBSIDIARIES

16. EMPLOYEE BENEFITS (CONTINUED)
    The following table sets forth the funded status of the Pension Plan (in thousands):

                                                                                     1992        1993
                                                                                  ----------  ----------
Actuarial present value of benefit obligations:
  Vested benefits...............................................................  $    9,476  $   11,924
                                                                                  ----------  ----------
                                                                                  ----------  ----------
  Accumulated benefit obligation................................................  $   10,820  $   13,822
                                                                                  ----------  ----------
                                                                                  ----------  ----------
Projected benefit obligation....................................................  $   13,161  $   16,518
Plan assets at fair value.......................................................     (12,109)    (14,238)
                                                                                  ----------  ----------
Excess of projected benefit obligations over plan assets........................       1,052       2,280
Unrecognized net loss...........................................................      --          (1,392)
Prior service cost..............................................................      --             125
Other...........................................................................      --             100
                                                                                  ----------  ----------
Pension liability included in other noncurrent liabilities......................  $    1,052  $    1,113
                                                                                  ----------  ----------
                                                                                  ----------  ----------

    At December 31, 1992 and 1993, in determining the present value of benefit obligations, a discount rate of 7.5% and 7.0% was used, respectively. The assumption for the increase in future compensation levels was 4.5% at December 31, 1992 and 1993. At December 31, 1992 and 1993, the expected long-term rate of return on assets used in determining future service costs was 9.0%.

    POSTEMPLOYMENT BENEFITS

    Concurrent with fresh start reporting (see note 3), on September 30, 1992 the Company adopted SFAS No. 112, "Employers' Accounting for Postemployment Benefits", which generally requires an employer to recognize the obligation to provide postemployment benefits. The obligation for postemployment benefits at December 31, 1992 and 1993 approximated $1.2 million and is included in other noncurrent liabilities.

    POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

    The Company sponsors life and health welfare benefits plans for its current and future retirees. Concurrent with fresh start reporting (see note 3), on September 30, 1992 the Company adopted SFAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", which requires an accrual method of accounting for certain postretirement benefits. Adoption of SFAS 106 did not have a material effect on the September 30, 1992 financial statements since the Company had recorded an estimated liability for these benefits as part of purchase accounting entries recorded in 1988. Prior to September 30, 1992, the cost of net postretirement benefits other than pensions were recognized using the pay-as-you-go basis.

    Net postretirement benefit cost consists of the following (in thousands):

                                                    THREE MONTHS
                                                       ENDED        YEAR ENDED
                                                    DECEMBER 31,   DECEMBER 31,
                                                        1992           1993
                                                    ------------   ------------
Service cost......................................      $175          $  760
Interest cost.....................................       234           1,070
                                                       -----          ------
                                                        $409          $1,830
                                                       -----          ------
                                                       -----          ------

                      REXENE CORPORATION AND SUBSIDIARIES

16. EMPLOYEE BENEFITS (CONTINUED)
    The actuarial value of postretirement benefit obligations consists of (in thousands):

                                                                                        DECEMBER 31,
                                                                                    --------------------
                                                                                      1992       1993
                                                                                    ---------  ---------
Active participants eligible for retirement.......................................  $   3,025  $   3,016
Active participants not yet eligible for retirement...............................      5,655      3,736
Retired participants..............................................................      4,472      3,154
Prior service cost................................................................     --            914
Net unrecognized gain.............................................................     --          3,909
                                                                                    ---------  ---------
Accumulated postretirement benefit obligation.....................................  $  13,152  $  14,729
                                                                                    ---------  ---------
                                                                                    ---------  ---------

    In 1992 and 1993, in determining the value of postretirement benefit obligations, a discount rate of 8.25% and 7.0%, respectively, was used, and in 1993 the health care trend rate used to measure the expected increase in cost of benefits was assumed to be 15% in 1994, and descending to 6.5% in 2006 and thereafter. A one percentage-point increase in the assumed health care cost trend rate for each year would increase the accumulated postretirement benefit obligation as of December 31, 1993 by approximately $800,000 and would increase the net postretirement benefit cost for the year ended December 31, 1993 by approximately $90,000.

    STOCK OPTION PLANS FOR EMPLOYEES

    In  July  1988,  the Company  adopted  a  stock incentive  plan  (the "Stock
Incentive Plan") providing for the granting of stock options for, stock appreciation rights in, and the sale of restricted shares of, common stock. The number of shares of common stock issuable under the Stock Incentive Plan is limited to 87,500 shares in the aggregate.

    In 1993, the Company adopted a non-qualified stock option plan (the "Employee Plan") providing for the granting of 700,000 stock options for common stock to key salaried employees of the Company.

    Changes in stock options during the year ended December 31, 1991, the nine months ended September 30, 1992, the three months ended December 31, 1992 and the year ended December 31, 1993, are summarized as follows:

                                                                            OPTIONS      PRICE RANGE
                                                                          OUTSTANDING     PER SHARE
                                                                          -----------  ----------------
Balance at December 31, 1990............................................      21,975     $10.00-$304.00
Granted.................................................................      20,125              93.60
Exercised...............................................................      (4,500)             10.00
Cancelled...............................................................      (2,350)     93.60- 304.00
                                                                          -----------
Balance at December 31, 1991............................................      35,250      10.00- 304.00
Cancelled...............................................................      (3,250)     65.20- 304.00
                                                                          -----------
Balance at December 31, 1992............................................      32,000      10.00- 304.00
Granted.................................................................     207,000               3.43
Cancelled...............................................................     (18,700)     93.60- 304.00
                                                                          -----------
Balance at December 31, 1993............................................     220,300     $ 3.43-$304.00
                                                                          -----------
                                                                          -----------

    All of the data above has been adjusted to reflect a 40-for-1 reverse stock split effected in connection with the merger of Old Rexene into Rexene Products Company as described in note 1. Of the employee options outstanding at December 31, 1993, 12,500 are exercisable.

                      REXENE CORPORATION AND SUBSIDIARIES

16. EMPLOYEE BENEFITS (CONTINUED)
    NON-QUALIFIED STOCK OPTION PLAN FOR OUTSIDE DIRECTORS

    In 1993, the Company adopted a non-qualified stock option plan for outside directors (the "Directors Plan") providing for the granting of 225,000 stock options for common stock. The Directors Plan provided for the automatic grant as of January 1, 1993 and January 1, 1994 to each non-employee director of options to purchase 12,500 shares of common stock, other than the Chairman of the Board for whom an award on each grant date of options to purchase 16,667 shares of common stock was provided. The exercise price of the options to purchase 104,167 shares of common stock granted in each year under the Directors Plan as of January 1, 1993 and 1994 was $0.63 and $0.43 per share, respectively.

    STOCK OPTION FOR FORMER OFFICER

    In 1992, the Company granted a stock option to purchase at an aggregate exercise price of $901,120, for a five-year period, an amount equal to one percent of the common stock outstanding from the Effective Date, giving effect to the Amended Plan and other adjustments.

    STOCK BONUS PLAN

    During 1985, the Company established an employee stock bonus plan (the "Stock Bonus Plan") for the benefit of its employees. Contributions were made at the discretion of the Company. Effective January 1, 1992, all participants (as defined) became 100% vested and participation in the Stock Bonus Plan was frozen. The Company does not intend to make further contributions to the Stock Bonus Plan (see note 19).

17. SHARE PURCHASE RIGHTS PLAN
    In January 1993, the Company adopted a share purchase rights plan ("Share Rights Plan") by declaring a dividend distribution on February 8, 1993 of one Common Stock Purchase Right ("Right") on each outstanding share of common stock. The Rights are exercisable only if a person or group acquires 15% or more of common stock or announces a tender offer, the consummation of which would result in ownership by a person or group of 15% or more of the common stock. Each Right entitles stockholders to purchase such number of shares of common stock at an exercise price of $25.00 as determined under formulas set out in the Share Rights Plan.

    If the Company is acquired in a merger or other business combination, each Right will entitle its holder to purchase, at the Rights' then-current exercise price, a number of shares of the acquiring Company's common stock having a market value of twice such price. In addition, if a person or group acquires 15% or more of the Company's common stock, each Right will entitle its holder (other than the acquiring person or group) to purchase, at the Right's then-current exercise price, a number of shares of common stock having a market value of twice such price.

    Following the acquisition by a person of beneficial ownership of 15% or more of the Company's common stock and prior to an acquisition of 50% or more of the common stock, the Board of Directors may exchange the Rights (other than Rights owned by the acquiring person or group), in whole or in part, at an exchange ratio of one share of common stock per Right.

    The Company can terminate the Rights at no cost any time prior to the acquisition of a 15% position. The termination period can be extended by the Board of Directors. The rights expire February 8, 2003.

18. RELATED PARTY TRANSACTIONS
    Pursuant to a letter agreement dated March 16, 1992 between the Company and its Chairman of the Board, Arthur L. Goeschel, the Company agreed to pay Mr. Goeschel, in addition to his normal director fees, a sum of $2,750 per day plus expenses for each day over five days per quarter that he spends on Company matters. Under this letter agreement, the Company paid Mr. Goeschel $137,500, $60,500 and $107,250 in additional fees for the nine months ended September 30, 1992, the three months ended December 31, 1992 and the year ended December 31, 1993 respectively. Mr. Goeschel is also a director of

                      REXENE CORPORATION AND SUBSIDIARIES

18. RELATED PARTY TRANSACTIONS (CONTINUED)
Calgon Carbon Corporation ("Calgon"). During the year ended December 31, 1991, the nine months ended September 30, 1992, the three months ended December 31, 1992 and the year ended December 31, 1993, the Company purchased approximately $126,000, $54,000, $36,000 and $44,000, respectively, of materials from Calgon in the ordinary course of business.

    A son of Mr. Andrew J. Smith, the Chief Executive Officer and a director of the Company, became a Vice President in 1990 and a stockholder in 1993 of Orion Pacific, Inc. ("Orion"). In August 1993 the son of Mr. Smith resigned as an officer and employee of Orion. Pursuant to contractual arrangements originated in 1988, (i) the Company sells to Orion certain (a) discarded by-products which Orion extracts from Company landfills and (b) scrap products, and (ii) Orion packages and processes a portion of the Rextac-R- amorphous polyalphaolefins ("APAO") manufactured by the Company at its plant in Odessa, Texas. During the year ended December 31, 1991, the nine months ended September 30, 1992, the three months ended December 31, 1992 and the year ended December 31, 1993, the Company sold approximately $1,005,000, $671,000, $241,000 and $283,000, respectively, of such by-product and scrap products to Orion in the ordinary course of business.

    For the same periods, the Company purchased approximately $1,087,000, $1,033,000, $302,000 and $1,551,000, respectively, of APAO processing and packaging services and miscellaneous materials from Orion. At December 31, 1992, the net receivable from Orion was approximately $332,000 and at December 31, 1993, the net payable to Orion was approximately $55,000. In 1990, Orion sold its APAO processing and packaging technology to the Company for $750,000. The Company has also agreed to pay Orion an additional $250,000 per plant for each APAO plant utilizing the technology which the Company builds outside the United States (excluding a certain joint venture plant in Japan). The Company currently licenses this technology to Orion so that Orion can continue providing these services to the Company.

    Mr. Ilan Kaufthal, a director of the Company, is a managing director of Wertheim Schroder & Co. Incorporated ("Wertheim"). In February 1991, an unofficial committee of holders of debt securities of the Company retained Wertheim as its financial advisor at the Company's expense. In November 1991, the official committee of unsecured creditors in the Company's bankruptcy proceeding also retained Wertheim as its financial advisor at the Company's expense. Pursuant to these engagements, the Company paid Wertheim fees of $1,075,000 and $860,000 for the year ended December 31, 1991 and the nine months ended September 30, 1992, respectively. In December 1992, the Company retained Wertheim as its financial advisor with respect to the adoption of a share purchase rights plan (see note 17) for approximately $78,000.

    The American International Group, Inc. ("AIG") of which Mr. Kevin Clowe, a director of the Company, is a corporate officer provides various types of insurance for the Company. During 1993, the Company paid approximately $2.8 million in premiums and fees to subsidiaries of AIG. In addition, a subsidiary of AIG is the beneficiary of a standby letter of credit of $1.2 million to ensure payment of premiums.

    On March 2, 1992, Mr. William Gilliam resigned as Chairman of the Board and Chief Executive Officer of the Company. In connection with Mr. Gilliam's resignation, the Company, Mr. Gilliam, and Gilliam and Company, Inc., a corporation of which Mr. Gilliam was the sole shareholder ("GCI"), with the approval of the Bankruptcy Court, entered into an agreement which, among other things, (i) terminated a management agreement (the "Management Agreement") between the Company and GCI which had been suspended during the Chapter 11 proceedings, (ii) granted to Mr. Gilliam a stock option (see note 16), and (iii) paid $500,000 to Mr. Gilliam.

    Under the Management Agreement, as consideration for advisory and consulting services, the Company agreed to pay GCI a fee of $1 million per year plus reimbursement of expenses. For the year ended

                      REXENE CORPORATION AND SUBSIDIARIES

18. RELATED PARTY TRANSACTIONS (CONTINUED)
December 31, 1991, the Company paid GCI approximately $800,000. In addition, the Company reimbursed GCI approximately $653,000 in such year for expenses primarily consisting of the operating costs for GCI aircraft used in connection with Company business.

    In April 1988, the Company was sold (the "1988 Merger") by its then current stockholders (the "Selling Stockholders"). Pursuant to the merger agreement for the 1988 Merger (the "1988 Merger Agreement") and a related escrow agreement, $30 million of the purchase price was deposited into an escrow account (the "Escrow Account") on behalf of the Selling Stockholders to indemnify the Company against certain contingencies. In December 1992, the Company entered into a memorandum agreement (the "Escrow Settlement Agreement") for the disposition of the principal balance of the Escrow Account and accrued interest thereon (less certain prior distributions). Pursuant to the Escrow Settlement Agreement, the Escrow Account, among other things, (i) distributed approximately $32.1 million to the Selling Stockholders, (ii) paid approximately $1 million to reimburse the Company for its net expenses (plus interest thereon) in defending certain lawsuits, (iii) retained $2.25 million as a reserve to pay certain potential expenses of the Escrow Account and (iv) retained $2 million which will be available to the Company to pay up to 50% of any portion of a final judgment or settlement in the Izzarelli litigation (as hereafter described in note 19) which is not paid by insurance. As a result of the Escrow Settlement Agreement, Mr. Smith, Dr. Lavon N. Anderson, the president and chief operating officer and a director of the Company, and Mr. Jack E. Knott, executive vice president of sales and market development of the Company, received approximately $660,000, $85,000 and $71,000 from the Escrow Account, respectively in 1992. Any amounts being reserved by the Escrow Account which are not utilized for their intended purpose will be available for future distribution to the Selling Stockholders. In all negotiations concerning the Escrow Account, the Selling Stockholders were represented by a committee appointed under the 1988 Merger Agreement and by counsel to such committee. Mr. Smith, Dr. Anderson and Mr. Knott were not members of such committee and did not participate in any of the negotiations between the Company and the committee.

19. CONTINGENCIES
    The Company is subject to extensive environmental laws and regulations concerning, for example, emissions to the air, discharges to surface and subsurface waters and the generation, handling, storage, transportation, treatment and disposal of waste and other materials. The Company believes that, in light of its historical expenditures, it will have adequate resources to conduct its operations in compliance with currently applicable environmental and health and safety laws and regulations. However, in order to comply with changing licensing and regulatory standards, the Company may be required to make additional significant site or operational modifications. Further, the Company has incurred and may in the future incur liability to clean up waste or contamination at its current or former facilities, or which it may have disposed of at facilities operated by third parties. Company management believes that the $23.4 million accrued in the December 31, 1993 balance sheet is adequate for the total potential environmental liability with respect to remediating site contamination. However, no assurance can be given that all potential liabilities arising out of the Company's present or past operations have been identified or that the amounts that might be required to remediate such conditions will not be significant to the Company. The Company continually reviews its estimates of potential environmental liabilities.

    STOCKHOLDER CLASS ACTION LITIGATION

    In January 1990, a purported class action was filed in the United States District Court, Northern District of Texas, by an alleged stockholder of the Company on behalf of purchasers of common stock of Old Rexene between October 23, 1989 and December 27, 1989. The defendants in this action presently include the Company, one of its current directors and certain of its former directors. The class has been certified with an intervenor as the class representative. The intervenor's complaint asserts claims under Section 10b-5 of the Securities Exchange Act of 1934, and state common law grounds. The plaintiff alleges that public statements made by certain directors of the Company created a misleading impression of the Company's financial

                      REXENE CORPORATION AND SUBSIDIARIES

19. CONTINGENCIES (CONTINUED)
condition thereby artificially inflating the price of the common stock of Old Rexene. The plaintiff seeks compensatory damages, prejudgment interest, a recovery of costs and attorneys' fees, and such other relief as may be deemed just and proper. Discovery is ongoing.

    In the Company's Chapter 11 proceeding, the intervening plaintiff filed a proof of claim on behalf of herself and the purported class seeking in excess of $10 million based upon the allegations in the litigation. The Company objected to the claim and elected to leave the legal, equitable and contractual rights of the plaintiff unaltered thereby allowing this litigation to proceed as of the Effective Date without regard to the bankruptcy proceeding.

    IZZARELLI STOCK BONUS PLAN CLASS ACTION LITIGATION

    In February 1991, a class action lawsuit was filed in the United States District Court for the Western District of Texas -- Midland Division (the "Trial Court") against the Company, the Stock Bonus Plan and Texas Commerce Bank -- Odessa (the former trustee for the Stock Bonus Plan) by two former employees of the Company on behalf of themselves and all other 1986 participants in the Stock Bonus Plan (the "Izzarelli Class"). The complaint alleges that the Company amended the Stock Bonus Plan in 1987 and 1988 to deprive the Izzarelli Class of stock benefits to which they would have been entitled had the Stock Bonus Plan not been amended. The plaintiffs assert claims under the Employee Retirement Income Security Act of 1974, as amended ("ERISA") for breach of fiduciary duties to the participants and for violation of ERISA's provision prohibiting amendments to the Stock Bonus Plan after benefits have accrued to participants. The plaintiffs seek actual damages, attorneys' fees, costs and expenses, and such further relief as may be deemed appropriate. After a trial, the Trial Court in July 1992 entered a judgment against the Company in the amount of $6.6 million (as subsequently amended) plus costs of court. In November 1992, the Trial Court awarded the Izzarelli Class $595,000 for attorneys' fees and out-of-pocket expenses. The Company has recorded an accrual of $7.4 million to reflect this judgment. The Company has appealed the judgment to the United States Court of Appeals for the Fifth Circuit. The Izzarelli Class has also filed an appeal with respect to the amount of damages awarded and the judgment in favor of Texas Commerce Bank -- Odessa. These appeals are pending.

    In the Bankruptcy Court, the Izzarelli Class filed proofs of claim for $27.7 million. The Izzarelli Class has pending before the Bankruptcy Court a motion to alter or amend the order confirming the Amended Plan and a motion to allow their claim based upon the judgment entered by the Trial Court. The Company believes that if the Bankruptcy Court granted these motions, the Izzarelli Class would be allowed to enforce its judgment unless the Company posted a bond or other security. Pursuant to a request by the Company, the Bankruptcy Court on November 4, 1992 entered an order continuing such motions until the resolution of the appeals pending in the Fifth Circuit Court of Appeals. The Izzarelli Class has appealed the Bankruptcy Court's continuation order to the United States District Court for the District of Delaware, which dismissed the appeal on September 29, 1993. The Izzarelli Class then filed an appeal with the United States Court of Appeals for the Third Circuit. This appeal is pending.

    Pursuant to an agreement in December 1992 regarding the distribution of the remaining balance in an escrow account established in connection with a 1988 merger involving the Company, there is $2 million being retained in the escrow account which will be available to the Company to pay up to 50% of any portion of a final judgment or settlement in this matter which is not paid by insurance. The Company intends to pursue claims for recovery of the amount of any final judgment or settlement against its insurance carrier subject to policy limits of $10 million. Although the insurance carrier has been paying the Company's attorneys' fees, it has otherwise denied coverage and reserved all rights.

    PHILLIPS BLOCK COPOLYMER LITIGATION

    In March 1984, Phillips Petroleum Company ("Phillips") filed a lawsuit against the Company in the United States District Court for the Northern District of Illinois, Eastern Division, seeking injunctive relief,

                      REXENE CORPORATION AND SUBSIDIARIES

19. CONTINGENCIES (CONTINUED)
an unspecified amount of compensatory damages and treble damages. The complaint alleges that the Company's copolymer process for polypropylene infringes Phillips' two "block" copolymer patents. This action has been transferred to the United States District Court for the Southern District of Texas, Houston Division. Discovery proceedings in this case have been completed. The Company has filed a motion for summary judgment. Phillips has filed a motion for partial summary judgment. Pursuant to an agreement among the parties, the Court appointed a Special Master who conducted a hearing on these motions and thereafter recommended to the Court that the Company's motion be granted and Phillips' motion be denied. Thereafter, Phillips filed motions to disqualify the Special Master, to reject the recommendation of the Special Master and to enter partial summary judgment for Phillips. The Court has entered an order denying Phillips' motion to disqualify the Special Master. The summary judgment motions are still pending. In the Company's Chapter 11 proceedings, Phillips filed proofs of claim seeking in excess of $108 million based upon the allegations in this litigation. The Company objected to the claims and elected to leave the legal, equitable and contractual rights of Phillips unaltered thereby allowing this litigation to proceed as of the Effective Date without regard to the bankruptcy proceeding.

    PHILLIPS CRYSTALLINE LICENSE LITIGATION

    In May 1990, Phillips filed a lawsuit against the Company in the United States District Court for the District of Delaware seeking injunctive relief, an unspecified amount of compensatory damages, treble damages and attorneys' fees, costs and expenses. The complaint alleges that the Company is infringing Phillips' Patent No. 4,376,851 (the "851 Patent") for crystalline polypropylene. Pursuant to a License Agreement dated as of May 15, 1983 (the "License Agreement"), Phillips granted the Company a non-exclusive license to make, use and sell crystalline polypropylene covered by the '851 Patent. The complaint alleges that effective April 21, 1990, Phillips terminated the License Agreement because it believed that, by the terms of the License Agreement, all conditions precedent to such termination had occurred. The complaint further alleges that, without an effective License Agreement, the Company's continuing use of the '851 Patent constitutes an infringing use. An amended complaint filed in May 1990 further alleges that the Company made a material misrepresentation that induced Phillips to enter into the License Agreement and that Phillips entered into the License Agreement as a consequence of a mutual mistake of the parties. The amended complaint therefore alleges that the License Agreement is void AB INITIO. The Company filed a motion to dismiss Phillips' amended complaint for failure to state a claim. On December 30, 1993, the Court entered an order dismissing Phillips' claim that the License Agreement was void AB INITIO, and ordered that the 1990 license termination issue be resolved at trial. Trial has been scheduled for October 19, 1994. In the Company's Chapter 11 proceedings, Phillips filed proofs of claim seeking in excess of $147 million based upon the allegations in this litigation. The Company objected to the claims and elected to leave the legal, equitable and contractual rights of Phillips unaltered thereby allowing this litigation to proceed as of the Effective Date without regard to the bankruptcy proceeding.

    With respect to each of the litigation matters described above, the Company believes that, based upon its current knowledge of the facts of each case, the Company has meritorious defenses to the various claims made and intends to defend each such suit vigorously. Although there can be no assurance of the final resolution of any of these litigation matters, the Company does not believe that the outcome of any of these lawsuits will have a material adverse effect on the Company's financial position or results of operations.

    The Company is also a party to various lawsuits arising in the ordinary course of business and does not believe that the outcome of any of these lawsuits will have a material adverse effect on the Company's financial position or results of operations.

                      REXENE CORPORATION AND SUBSIDIARIES

20. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
    Summarized quarterly financial information for the year ended December 31, 1993, the three months ended December 31, 1992 and the nine months ended September 30, 1992 is as follows (in thousands, except per share data):

                                      PRE-EMERGENCE                                       POST-EMERGENCE
                           -----------------------------------   -----------------------------------------------------------------
                                                                   FOR THE QUARTERS ENDED
                           -------------------------------------------------------------------------------------------------------
                           MARCH 31,   JUNE 30,  SEPTEMBER 30,   DECEMBER 31,   MARCH 31,   JUNE 30,  SEPTEMBER 30,   DECEMBER 31,
                             1992        1992        1992            1992         1993        1993        1993            1993
                           ---------   --------  -------------   ------------   ---------   --------  -------------   ------------
Net sales................  $103,703    $102,763    $109,640        $98,854      $109,274    $105,998    $111,188        $102,893
Gross profit.............     9,351      16,288      12,386         12,122        13,410      13,613      14,537          12,184
Loss before extraordinary
 gain....................      (237)     (3,258)    (27,981)        (6,528)       (8,153)     (3,656)     (7,826)         (5,608)
Extraordinary gain.......     --          --        123,672         --             --          --         --              --
Net income (loss)........      (237)     (3,258)     95,691         (6,528)       (8,153)     (3,656)     (7,826)         (5,608)
Loss per share...........                                             (.62)         (.78)       (.35)       (.75)           (.53)

    The per share amount for the pre-emergence periods is not presented because such information is not comparable with the post-emergence periods.

                      REXENE CORPORATION AND SUBSIDIARIES
                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNT)
                                  (UNAUDITED)

                                                                                              NINE MONTHS ENDED
                                                                                                SEPTEMBER 30,
                                                                                            ----------------------
                                                                                               1993        1994
                                                                                            ----------  ----------
Net sales.................................................................................  $  326,460  $  386,153
                                                                                            ----------  ----------
Operating expenses:
  Cost of sales...........................................................................     284,900     308,961
  Marketing, general and administrative...................................................      24,494      25,971
  Research and development................................................................       4,875       4,936
                                                                                            ----------  ----------
                                                                                               314,269     339,868
                                                                                            ----------  ----------
Operating income..........................................................................      12,191      46,285
Interest expense:
  Cash....................................................................................     (18,261)    (21,763)
  Non-cash................................................................................     (18,681)    (16,208)
Interest income...........................................................................       1,005       1,522
Other, net................................................................................        (208)        646
                                                                                            ----------  ----------
Income (loss) before income taxes.........................................................     (23,954)     10,482
Income tax expense (benefit)..............................................................      (4,319)      4,329
                                                                                            ----------  ----------
Net income (loss).........................................................................  $  (19,635) $    6,153
                                                                                            ----------  ----------
                                                                                            ----------  ----------
Weighted average shares outstanding.......................................................      10,501      10,886
                                                                                            ----------  ----------
                                                                                            ----------  ----------
Net income (loss) per share...............................................................  $    (1.87) $     0.57
                                                                                            ----------  ----------
                                                                                            ----------  ----------

           See notes to condensed consolidated financial statements.

                      REXENE CORPORATION AND SUBSIDIARIES

                      CONDENSED CONSOLIDATED BALANCE SHEET
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                     ASSETS

                                                                                                     SEPTEMBER 30,
                                                                                                         1994
                                                                                                     -------------
Cash and cash equivalents:
  Unrestricted.....................................................................................   $    50,658
  Restricted.......................................................................................         2,306
Accounts receivable, net...........................................................................        75,566
Inventories........................................................................................        55,347
Prepaid expenses and other.........................................................................         1,076
                                                                                                     -------------
    Total current assets...........................................................................       184,953
Property, plant and equipment, net.................................................................       253,115
Reorganization value in excess of amounts allocable to identifiable assets, net....................         3,460
Intangible assets, net.............................................................................         3,326
Other noncurrent assets............................................................................        31,927
                                                                                                     -------------
                                                                                                      $   476,781
                                                                                                     -------------
                                                                                                     -------------

                                       LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable...................................................................................   $    27,976
Accrued liabilities................................................................................         8,053
Accrued interest...................................................................................        12,639
Income taxes payable...............................................................................         5,312
Employee benefits payable..........................................................................         5,884
                                                                                                     -------------
    Total current liabilities......................................................................        59,864
Long-term debt.....................................................................................       300,509
Other noncurrent liabilities.......................................................................        71,077
Deferred income taxes..............................................................................        42,725
                                                                                                     -------------
    Total liabilities..............................................................................       474,175
Commitments and contingencies......................................................................       --
Stockholders' equity:
  Common stock, par value $0.01 per share; 100 million shares authorized; 10.6 million shares
   issued and outstanding..........................................................................           106
  Paid-in capital..................................................................................        27,486
  Accumulated deficit..............................................................................       (25,618)
  Foreign currency translation adjustment..........................................................           632
                                                                                                     -------------
    Total stockholders' equity.....................................................................         2,606
                                                                                                     -------------
                                                                                                      $   476,781
                                                                                                     -------------
                                                                                                     -------------

           See notes to condensed consolidated financial statements.

                      REXENE CORPORATION AND SUBSIDIARIES
                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                                                              NINE MONTHS ENDED
                                                                                                SEPTEMBER 30,
                                                                                            ----------------------
                                                                                               1993        1994
                                                                                            ----------  ----------
Cash flow from operating activities:
Net income (loss).........................................................................  $  (19,635) $    6,153
                                                                                            ----------  ----------
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
  Depreciation and amortization...........................................................      12,925      13,884
  Non-cash interest expense...............................................................      18,681      16,208
  Deferred income taxes...................................................................      (2,687)     (2,491)
  Change in:
    Accounts receivable...................................................................     (12,027)    (17,710)
    Inventories...........................................................................       4,288      (2,720)
    Prepaid expenses and other............................................................         379         435
    Income taxes..........................................................................      (1,683)     10,277
    Accounts payable......................................................................       3,002         568
    Accrued interest......................................................................       5,999       9,542
    Employee benefits payable and accrued liabilities.....................................        (865)      2,066
  Increase (decrease) in other noncurrent liabilities.....................................       1,721        (208)
  Other...................................................................................        (764)       (506)
                                                                                            ----------  ----------
  Total adjustments.......................................................................      28,969      29,345
                                                                                            ----------  ----------
Net cash provided by operating activities.................................................       9,334      35,498
                                                                                            ----------  ----------
Cash flows from investing activities:
  Capital expenditures....................................................................     (10,688)    (21,089)
  Proceeds from issuance of common stock, net.............................................      --             958
                                                                                            ----------  ----------
Net cash used for investing activities....................................................     (10,688)    (20,131)
                                                                                            ----------  ----------
Cash flows from financing activities:
  Bank borrowings.........................................................................      --           7,000
                                                                                            ----------  ----------
Net cash provided by financing activities.................................................      --           7,000
                                                                                            ----------  ----------
Effect of exchange rate changes on cash...................................................      --              62
                                                                                            ----------  ----------
Net increase (decrease) in cash and cash equivalents......................................      (1,354)     22,429
Cash and cash equivalents at beginning of period..........................................      34,202      30,535
                                                                                            ----------  ----------
Cash and cash equivalents at end of period................................................  $   32,848  $   52,964
                                                                                            ----------  ----------
                                                                                            ----------  ----------
Supplemental cash flow information:
  Cash paid for interest..................................................................  $   11,910  $   11,955
  Cash paid for income taxes..............................................................  $   --      $      203

           See notes to condensed consolidated financial statements.

                      REXENE CORPORATION AND SUBSIDIARIES
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

1.  GENERAL
    Rexene Corporation manufactures and markets thermoplastic and petrochemical products, including low density polyethylene and polypropylene resins, plastic films and styrene, which are integral elements in the manufacture of a wide variety of industrial and consumer products. Rexene Corporation and its subsidiaries are hereinafter sometimes collectively or separately referred to as the "Company".

    The accompanying condensed consolidated financial statements are unaudited; however, in management's opinion, all adjustments, consisting only of normal recurring adjustments necessary for a fair presentation of the results of operations, financial position, and cash flows for the periods shown have been made. Results for interim periods are not necessarily indicative of those to be expected for the full year. The interim condensed consolidated financial statements should be read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus.

2.  INCOME TAXES
    The income tax expense (benefit) is composed of (in thousands):

                                                                                      NINE MONTHS ENDED
                                                                                        SEPTEMBER 30,
                                                                                     --------------------
                                                                                       1993       1994
                                                                                     ---------  ---------
Current:
  Federal..........................................................................  $  (2,174) $   6,632
  State............................................................................        542        188
Deferred income taxes..............................................................     (2,687)    (2,491)
                                                                                     ---------  ---------
                                                                                     $  (4,319) $   4,329
                                                                                     ---------  ---------
                                                                                     ---------  ---------

3.  INVENTORIES
    Inventories consist of the following (in thousands):

                                                                                 SEPTEMBER 30,
                                                                                     1994
                                                                                 -------------
Raw materials..................................................................    $  18,202
Work in progress...............................................................        7,016
Finished goods.................................................................       30,129
                                                                                 -------------
                                                                                   $  55,347
                                                                                 -------------
                                                                                 -------------

                      REXENE CORPORATION AND SUBSIDIARIES
        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                  (UNAUDITED)

4.  NONCURRENT ASSETS
    The cost and accumulated depreciation of property, plant and equipment and cost and accumulated amortization of reorganization value in excess of amounts allocable to identifiable assets and intangible assets are as follows (in thousands):

                                                                                 SEPTEMBER 30,
                                                                                     1994
                                                                                 -------------
Property, plant and equipment..................................................   $   285,633
Accumulated depreciation.......................................................       (32,518)
                                                                                 -------------
                                                                                  $   253,115
                                                                                 -------------
                                                                                 -------------
Reorganization value in excess of amounts allocable to identifiable assets.....   $     4,298
Accumulated amortization.......................................................          (838)
                                                                                 -------------
                                                                                  $     3,460
                                                                                 -------------
                                                                                 -------------
Intangible assets..............................................................   $     5,544
Accumulated amortization.......................................................        (2,218)
                                                                                 -------------
                                                                                  $     3,326
                                                                                 -------------
                                                                                 -------------

5.  LONG-TERM DEBT
    Long-term debt consists of the following (in thousands):

                                                                                 SEPTEMBER 30,
                                                                                     1994
                                                                                 -------------
Old Senior Notes...............................................................   $   253,000
Old Subordinated Notes.........................................................        99,629
Less: unamortized discount.....................................................       (61,120)
                                                                                 -------------
                                                                                      291,509
Bank borrowings under the Old Credit Agreement.................................         9,000
                                                                                 -------------
                                                                                  $   300,509
                                                                                 -------------
                                                                                 -------------

6.  SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN
    In October 1994, the Compensation Committee of the Board of Directors adopted a noncontributory defined benefit Supplemental Executive Retirement Plan ("SERP") covering certain key employees of the Company. The Company intends to fund the SERP from time to time at the discretion of the Compensation Committee or the Board of Directors.

    The projected benefit obligation under this plan as of October 3, 1994 was approximately $3.2 million and the annual periodic cost is approximately $950,000 beginning with the fourth quarter of 1994.

7.  CONTINGENCIES
    The Company is subject to extensive environmental laws and regulations concerning, for example, emissions to the air, discharges to surface and subsurface waters and the generation, handling, storage, transportation, treatment and disposal of waste and other materials. The Company believes that, in light of its historical expenditures, it will have adequate resources to conduct its operations in compliance with currently applicable environmental and health and safety laws and regulations. However, in order to comply with changing licensing and regulatory standards, the Company may be required to make additional significant site or operational modifications. Further, the Company has incurred and may in the future incur liability to clean up waste or contamination at its current or former facilities, or which it may have disposed

                      REXENE CORPORATION AND SUBSIDIARIES
        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                  (UNAUDITED)

7.  CONTINGENCIES (CONTINUED)
of at facilities operated by third parties. On the basis of reasonable investigation and analysis, management believes that the approximately $23.0 million accrued in the September 30, 1994 balance sheet is adequate for the total potential environmental remediation liability with respect of contaminated sites. However, no assurance can be given that all potential liabilities arising out of the Company's present or past operations have been identified or that the amounts that might be required to remediate such conditions will not be significant to the Company. The Company continually reviews its estimates of potential environmental liabilities.

    The Company is a party to various lawsuits arising in the ordinary course of business and to certain other lawsuits which are set forth in Note 19 to the Consolidated Financial Statements included in this Prospectus. There have been no material changes to the certain other lawsuits described in the aforementioned Note 19, except as described in the Litigation section of this Prospectus.

    With respect to each of the litigation matters filed against the Company, the Company believes that, based upon its current knowledge of the facts of each case, the Company has meritorious defenses to the various claims made and intends to defend each such suit vigorously. Although there can be no assurance of the final resolution of any of these litigation matters, the Company does not believe that the outcome of any of these lawsuits will have a material adverse effect on the Company's financial position or results of operations.

                              [Inside Back Cover]

    [Photos of Odessa, Texas facility and Scunthorpe, England plant to come]

- -------------------------------------------
                                     -------------------------------------------
- -------------------------------------------
                                     -------------------------------------------

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES OR IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                 --------------

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                          ------
Prospectus Summary....................................................        3
Investment Considerations.............................................       10
The Recapitalization..................................................       15
Use of Proceeds.......................................................       16
Price Range of Common Stock and Dividend Policy.......................       17
Dilution..............................................................       18
Capitalization........................................................       19
Selected Historical Consolidated Financial Data.......................       20
Pro Forma Unaudited Condensed Consolidated Financial Data.............       22
Management's Discussion and Analysis of Financial Condition and
 Results of Operations................................................       25
Business..............................................................       33
Management............................................................       51
Security Ownership of Certain Beneficial Owners and Management........       54
Description of Capital Stock..........................................       56
Certain Indebtedness of the Company...................................       58
Certain U.S. Tax Consequences to Non-U.S. Stockholders................       59
Underwriting..........................................................       62
Legal Opinions........................................................       64
Experts...............................................................       64
Available Information.................................................       64
Incorporation of Certain Documents by Reference.......................       65
Index to Consolidated Financial Statements............................      F-1

                                8,000,000 SHARES

                                     [LOGO]

                                  COMMON STOCK

                                   ---------

                              P R O S P E C T U S
                               NOVEMBER   , 1994
                                   ---------

                               SMITH BARNEY INC.

                            WERTHEIM SCHRODER & CO.
                                  INCORPORATED

- -------------------------------------------
                                     -------------------------------------------
- -------------------------------------------
                                     -------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION, DATED NOVEMBER 9, 1994

P R O S P E C T U S

                                8,000,000 SHARES
                                     [LOGO]

                                  COMMON STOCK
                                 --------------

    The 8,000,000 shares of Common Stock, par value $.01 per share (the "Common Stock"), being offered by the U.S. Underwriters and the Managers are being sold by Rexene Corporation ("Rexene" or the "Company"). Of such shares, 1,600,000 shares are being offered hereby outside the United States and Canada by the Managers (the "International Offering") and 6,400,000 shares are being offered in a concurrent offering in the United States and Canada by the U.S. Underwriters (the "U.S. Offering"), subject to transfer between the Managers and the U.S. Underwriters. The public offering price and the aggregate underwriting discount per share will be identical for both offerings (together, the "Common Stock Offering"). See "Underwriting."

    The Common Stock is traded on the New York Stock Exchange under the symbol "RXN." On October 19, 1994, the closing sale price of the Common Stock as reported by the New York Stock Exchange was $14.50 per share.

    Concurrently with the Common Stock Offering and in connection with the Recapitalization described herein, the Company is publicly offering $175 million
aggregate  principal amount  of its       % Senior  Notes Due  2004 (the "Senior
Notes") pursuant to a separate prospectus (the "Notes Offering" and, together with the Common Stock Offering, the "Offerings"). The Common Stock Offering is contingent upon the concurrent consummation of the Notes Offering and the other elements of the Recapitalization, including the establishment of the New Credit Agreement (as defined herein). See "The Recapitalization."

    SEE "INVESTMENT CONSIDERATIONS" FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.
                                 --------------
THESE SECURITIES HAVE  NOT BEEN APPROVED  OR DISAPPROVED BY  THE SECURITIES  AND
    EXCHANGE  COMMISSION  OR ANY  STATE  SECURITIES COMMISSION  NOR  HAS THE
       SECURITIES  AND  EXCHANGE  COMMISSION  OR  ANY  STATE   SECURITIES
            COMMISSION  PASSED  UPON  THE  ACCURACY  OR  ADEQUACY OF
                THIS  PROSPECTUS.  ANY  REPRESENTATION  TO   THE
                           CONTRARY IS A CRIMINAL OFFENSE.

                                                         UNDERWRITING         PROCEEDS
                                      PRICE TO THE       DISCOUNTS AND         TO THE
                                         PUBLIC         COMMISSIONS(1)       COMPANY(2)
Per Share.........................          $                  $                  $
Total (3).........................          $                  $                  $

(1) The Company has agreed to indemnify the Managers against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2)  Before deducting estimated expenses of $      , payable by the Company.
(3) The Company has granted the U.S. Underwriters and the Managers 30-day options to purchase an aggregate of up to an additional 1,200,000 shares of Common Stock on the same terms as set forth above solely to cover over-allotments, if any. If such over-allotment options are exercised in full, the total Price to the Public, Underwriting Discounts and Commissions
     and Proceeds to  the Company  will be $         , $         and $         ,
     respectively. See "Underwriting."

                                 --------------

    The shares of Common Stock are being offered by the several Managers named herein, subject to receipt and acceptance by them and to their right to reject any order in whole or in part. It is expected that delivery of the shares of
Common Stock will be made on or about            , 1994 at the offices of  Smith
Barney Inc., 388 Greenwich Street, New York, New York 10013.
                                 --------------

SMITH BARNEY INC.           SCHRODERS

November   , 1994

- -------------------------------------------
                                     -------------------------------------------
- -------------------------------------------
                                     -------------------------------------------

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES OR IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                 --------------

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                          ------
Prospectus Summary....................................................        3
Investment Considerations.............................................       10
The Recapitalization..................................................       15
Use of Proceeds.......................................................       16
Price Range of Common Stock and Dividend Policy.......................       17
Dilution..............................................................       18
Capitalization........................................................       19
Selected Historical Consolidated Financial Data.......................       20
Pro Forma Unaudited Condensed Consolidated Financial Data.............       22
Management's Discussion and Analysis of Financial Condition and
 Results of Operations................................................       25
Business..............................................................       33
Management............................................................       51
Security Ownership of Certain Beneficial Owners and Management........       54
Description of Capital Stock..........................................       56
Certain Indebtedness of the Company...................................       58
Certain U.S. Tax Consequences to Non-U.S. Stockholders................       59
Underwriting..........................................................       62
Legal Opinions........................................................       64
Experts...............................................................       64
Available Information.................................................       64
Incorporation of Certain Documents by Reference.......................       65
Index to Consolidated Financial Statements............................      F-1

                                8,000,000 SHARES

                                     [LOGO]

                                  COMMON STOCK

                                   ---------

                              P R O S P E C T U S
                               NOVEMBER   , 1994
                                   ---------

                               SMITH BARNEY INC.

                                   SCHRODERS

- -------------------------------------------
                                     -------------------------------------------
- -------------------------------------------
                                     -------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION


    The following table sets forth the costs and expenses, other than underwriting discounts and commissions, incurred or to be incurred in connection with the sale of the Common Stock being registered (all amounts are being estimated except the SEC Registration Fee and the NYSE Listing Fee), all of which will be paid by the Registrant:



SEC Registration Fee......................................................  $  44,810
NYSE Listing Fee..........................................................     32,200
NASD Filing Fee and Expenses..............................................     23,495
Printing and Engraving Expenses...........................................    195,000
Fees and Expenses of Counsel..............................................    200,000
Accounting Fees...........................................................     75,000
Blue Sky Qualification Fees and Expenses..................................      9,525
Transfer Agent and Registrar Fees.........................................      3,500
Miscellaneous.............................................................     16,470
                                                                            ---------
    Total.................................................................  $ 600,000
                                                                            ---------
                                                                            ---------



ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS


STATUTORY PROVISIONS

    Section 102(b)(7) of the Delaware General Corporation Law enables a corporation to include in its certification of incorporation a provision eliminating or limiting the personal liability of members of its board of directors to the corporation or its stockholders for monetary damages for violations of a director's fiduciary duty as a director. Such a provision does not have any effect on the availability of equitable remedies, such as an injunction or rescission, for breach of fiduciary duty. In addition, such a provision may not eliminate or limit the liability of a director for breaching his duty of loyalty to the corporation or its stockholders, failing to act in good faith, engaging in intentional misconduct or knowingly violating a law, paying an unlawful dividend or approving an illegal stock repurchase, or executing any transaction from which the director obtained an improper personal benefit.

    Section 145 of the Delaware General Corporation Law empowers a corporation to indemnify any person who was or is a party to or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful and except that no indemnification may be made in respect of any claim, issue or matter as to which such person has been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper. With respect to actions or suits by or in the right of the corporation, such indemnification is limited to expenses (including attorney's fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit. To the extent that such directors or officers have been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above or in defense of any claim, issue or matter therein a corporation is required to indemnify its directors and officers against expenses (including attorneys fees) actually and reasonably incurred by such officers and directors in connection therewith.

    Indemnification can be made by the corporation only upon a determination made in the manner prescribed by the statute that indemnification is proper in the circumstances because the party seeking indemnification has met the applicable standard of conduct as set forth in the Delaware General Corporation Law. The indemnification provided by the Delaware General Corporation Law is not exclusive of any other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. Unless otherwise provided when authorized or ratified, the indemnification provided by the Delaware General Corporation Law continues as to a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

    A corporation also has the power to purchase and maintain insurance on behalf of any person covering any liability incurred by such person in his capacity as a director, officer, employee or agent of the corporation, or arising out of his status as such, whether or not the corporation has the power to indemnify him against such liability.

THE REGISTRANT'S CHARTER AND BYLAW PROVISIONS

    Article VI, Section 6.1 of the Registrant's Amended and Restated Bylaws provides that the Registrant shall indemnify all directors and officers of the Company to the fullest extent now or hereafter permitted by the Delaware General Corporation Law. Under such provisions, any director or officer, who in his capacity as such, is made or threatened to be made a party to any suit or proceeding, shall be indemnified if such director or officer acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. The Amended and Restated Bylaws and the Delaware General Corporation Law further provide that such indemnification is not exclusive of any other rights to which such individuals may be entitled under any bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

    In addition, Article VII of the Registrant's Restated Certificate of Incorporation provides that to the fullest extent now or hereafter permitted by Delaware law, the Registrant's directors will not be liable to the Registrant and its stockholders for monetary damages for breach of fiduciary duty as a director.

UNDERWRITING AGREEMENT PROVISIONS

    The form of Underwriting Agreement contained in Exhibit 1.1 provides for indemnification of the directors and officers signing the Registration Statement and certain controlling persons of the Company against certain liabilities, including certain liabilities under the Securities Act of 1933, in certain instances by the Underwriters.

ITEM 16.  EXHIBITS


  NUMBER                                                              EXHIBIT
- ----------             -----------------------------------------------------------------------------------------------------
      1.1+  --         Form of U.S. Underwriting Agreement.
      1.2+  --         Form of International Underwriting Agreement.
       2.1  --         First Amended Plan of Reorganization of Rexene Products Company, et al., dated April 29, 1992  (filed as Exhibit 2.1 to the Registrant's Form 8-K Current Report dated July 7, 1992 and incorporated herein by reference).
       2.2  --         Order  Confirming First Amended Plan of Reorganization dated  April 29, 1992 (filed as Exhibit 2.2 to the Registrant's Form 10-K  for the fiscal year  ended December 31, 1992  and incorporated herein  by reference).
       2.3  --         Plan and Agreement of Merger between the Registrant and Rexene Products Company dated as of September
                       11,  1992 (filed as Exhibit 2.3 to the Registrant's  Form 10-K for the fiscal year ended December 31,
                       1992 and incorporated herein by reference.)
     3.1.1  --         Restated Certificate of  Incorporation of Rexene  Products Company (a/k/a  Rexene Corporation)  dated
                       September  11, 1992 (filed  as Exhibit 3.1  to the Registrant's  Form 10-K for  the fiscal year ended
                       December 31, 1992 and incorporated herein by reference.)

  NUMBER                                                              EXHIBIT
- ----------             -----------------------------------------------------------------------------------------------------
     3.1.2  --         Amendment to  Certificate  of Incorporation  dated  June  9, 1993  (filed  as Exhibit  3.1.2  to  the
                       Registrant's  Annual Report on Form 10-K for the year ended December 31, 1993 and incorporated herein by reference).
     3.2.1  --         Amended and Restated By-Laws  dated September 18,  1992 (filed as Exhibit  3.2.1 to the  Registrant's
                       Form 10-K for the fiscal year ended December 31, 1992 and incorporated herein by reference).
     3.2.2  --         Amendments  to By-Laws adopted January 16, 1993 (filed as Exhibit 3.2.2 to the Registrant's Form 10-K for the fiscal year ended December 31, 1992 and incorporated herein by reference).
       4.1  --         Form of  Indenture governing  the Senior  Notes (filed  as  Exhibit 4.1  to Amendment  No. 2  to  the
                       Registrant's  Registration Statement on Form S-3 (SEC File No. 33-55609) as filed on November 8, 1994 and incorporated herein by reference).
       4.2  --         Indenture dated as of  September 18, 1992 between  the Registrant, as Issuer,  and Chemical Bank,  as
                       Trustee,  for Increasing Rate First Priority Notes Due 1999 (filed as Exhibit 4.1 to the Registrant's
                       Form 10-Q Quarterly Report for the three months  ended September 30, 1992 and incorporated herein  by reference).
       4.3  --         Indenture  dated as of September 18, 1992 between  the Registrant, as Issuer, and United States Trust
                       Company of New York, as Trustee, for Increasing Rate Second Priority Notes Due 2002 (filed as Exhibit
                       4.2 to the Registrant's Form 10-Q Quarterly Report for the three months ended September 30, 1992  and incorporated herein by reference).
       4.4  --         Intercreditor  and  Collateral Trust  Agreement  dated as  of  September 18,  1992  by and  among the
                       Registrant and  Poly-Pac, Inc.  as Grantors,  Chemical Bank  as Collateral  Agent, Chemical  Bank  as
                       Trustee,  and United States Trust Company, as Trustee  (filed as Exhibit 4.3 to the Registrant's Form
                       10-Q Quarterly  Report for  the three  months ended  September 30,  1992 and  incorporated herein  by reference).
       4.5  --         Company  First Priority  Security and Pledge  Agreement dated  as of September  18, 1992  made by the
                       Registrant, as Grantor, in favor of Chemical Bank,  as Collateral Agent (filed as Exhibit 4.4 to  the
                       Registrant's  Form  10-Q  Quarterly  Report  for  the  three  months  ended  September  30,  1992 and incorporated herein by reference).
       4.6  --         Company Second Priority  Security and Pledge  Agreement dated as  of September 18,  1992 made by  the
                       Registrant,  as Grantor, in favor of Chemical Bank, as  Collateral Agent (filed as Exhibit 4.5 to the
                       Registrant's Form  10-Q  Quarterly  Report  for  the  three  months  ended  September  30,  1992  and incorporated herein by reference).
       4.7  --         Subsidiary  First Priority  Security and  Pledge Agreement  dated as  of September  18, 1992  made by
                       Poly-Pac, Inc., as Grantor, in favor of Chemical  Bank, as Collateral Agent (filed as Exhibit 4.6  to the  Registrant's  Form 10-Q  Quarterly Report  for the  three  months ended  September 30,  1992 and incorporated herein by reference).
       4.8  --         Subsidiary Second Priority  Security and  Pledge Agreement  dated as of  September 18,  1992 made  by
                       Poly-Pac,  Inc., as Grantor, in favor of Chemical Bank,  as Collateral Agent (filed as Exhibit 4.7 to the Registrant's  Form 10-Q  Quarterly Report  for  the three  months ended  September 30,  1992  and incorporated herein by reference).
       4.9  --         First  Priority  Deed of  Trust  and Security  Agreement  dated as  of  September 18,  1992  from the
                       Registrant, as  Grantor, to  Phillip D.  Weller, as  Trustee for  the benefit  of Chemical  Bank,  as
                       Beneficiary,  for certain property located in Odessa, Texas (filed as Exhibit 4.8 to the Registrant's
                       Form 10-Q Quarterly Report for the three months  ended September 30, 1992 and incorporated herein  by reference).

  NUMBER                                                              EXHIBIT
- ----------             -----------------------------------------------------------------------------------------------------
      4.10  --         Second  Priority  Deed of  Trust and  Security  Agreement dated  as of  September  18, 1992  from the
                       Registrant, as  Grantor, to  Phillip D.  Weller, as  Trustee for  the benefit  of Chemical  Bank,  as
                       Beneficiary,  for certain property located in Odessa, Texas (filed as Exhibit 4.9 to the Registrant's
                       Form 10-Q Quarterly Report for the three months  ended September 30, 1992 and incorporated herein  by reference).
      4.11  --         First  Priority  Deed of  Trust  and Security  Agreement  dated as  of  September 18,  1992  from the
                       Registrant, as  Grantor, to  Phillip D.  Weller, as  Trustee for  the benefit  of Chemical  Bank,  as
                       Beneficiary,  for  certain  property  located  in  Pasadena, Texas  (filed  as  Exhibit  4.10  to the
                       Registrant's Form  10-Q  Quarterly  Report  for  the  three  months  ended  September  30,  1992  and incorporated herein by reference).
      4.12  --         Second  Priority  Deed of  Trust and  Security  Agreement dated  as of  September  18, 1992  from the
                       Registrant, as  Grantor, to  Phillip D.  Weller, as  Trustee for  the benefit  of Chemical  Bank,  as
                       Beneficiary,  for  certain  property  located  in  Pasadena, Texas  (filed  as  Exhibit  4.11  to the
                       Registrant's Form  10-Q  Quarterly  Report  for  the  three  months  ended  September  30,  1992  and incorporated herein by reference).
      4.13  --         First  Priority Mortgage, Fixture Filing  and Security Agreement dated as  of September 18, 1992 from the Registrant, as Mortgagor, to Chemical Bank, as Collateral Agent, Mortgagee, for certain  property located  in Chippewa Falls, Wisconsin (filed as Exhibit  4.12 to the Registrant's Form 10-Q Quarterly
                       Report for the three months ended September 30, 1992 and incorporated herein by reference).
      4.14  --         Second Priority Mortgage, Fixture Filing and Security  Agreement dated as of September 18, 1992  from the  Registrant, as Mortgagor, to Chemical Bank, as Collateral Agent, Mortgagee, for certain property located in Chippewa Falls, Wisconsin (filed as  Exhibit 4.13 to the Registrant's Form 10-Q  Quarterly
                       Report for the three months ended September 30, 1992 and incorporated herein by reference).
      4.15  --         First Priority Mortgage and Security Agreement dated as of September 18, 1992 from the Registrant, as
                       Mortgagor,  to  Chemical  Bank, as  Collateral  Agent,  Mortgagee, for  certain  property  located in
                       Harrington, Delaware (filed as Exhibit  4.14 to the Registrant's Form  10-Q Quarterly Report for  the
                       three months ended September 30, 1992 and incorporated herein by reference).
      4.16  --         Second  Priority Mortgage and Security Agreement dated as  of September 18, 1992 from the Registrant, as Mortgagor, to  Chemical Bank,  as Collateral  Agent, Mortgagee,  for certain  property located  in
                       Harrington,  Delaware (filed as Exhibit  4.15 to the Registrant's Form  10-Q Quarterly Report for the
                       three months ended September 30, 1992 and incorporated herein by reference).
      4.17  --         First Priority Leasehold Deed of Trust, Fixture  Filing and Security Agreement dated as of  September
                       18,  1992 from the Registrant, Trustor, to Founders Title Company, Trustee for the use and benefit of
                       Chemical Bank, as  Collateral Agent, Beneficiary,  for certain property  located in Clearfield,  Utah
                       (filed  as Exhibit 4.16  to the Registrant's  Form 10-Q Quarterly  Report for the  three months ended
                       September 30, 1992 and incorporated herein by reference).
      4.18  --         Second Priority Leasehold Deed of Trust, Fixture Filing and Security Agreement dated as of  September
                       18,  1992 from the Registrant, Trustor, to Founders Title Company, Trustee for the use and benefit of
                       Chemical Bank, as  Collateral Agent, Beneficiary,  for certain property  located in Clearfield,  Utah
                       (filed  as Exhibit 4.17  to the Registrant's  Form 10-Q Quarterly  Report for the  three months ended
                       September 30, 1992 and incorporated herein by reference).

  NUMBER                                                              EXHIBIT
- ----------             -----------------------------------------------------------------------------------------------------
      4.19  --         First Priority  Deed to  Secure Debt  and Security  Agreement dated  as of  September 18,  1992  from
                       Poly-Pac, Inc., Grantor, to Chemical Bank, as Collateral Agent, Grantee, for certain property located in  Dalton, Georgia (filed  as Exhibit 4.18  to the Registrant's  Form 10-Q Quarterly  Report for the
                       three months ended September 30, 1992 and incorporated herein by reference).
      4.20  --         Second Priority Deed  to Secure  Debt and  Security Agreement  dated as  of September  18, 1992  from
                       Poly-Pac, Inc., Grantor, to Chemical Bank, as Collateral Agent, Grantee, for certain property located in  Dalton, Georgia (filed  as Exhibit 4.19  to the Registrant's  Form 10-Q Quarterly  Report for the
                       three months ended September 30, 1992 and incorporated herein by reference).
    4.21.1  --         Stockholder Rights Agreement between the Registrant and  American Stock Transfer & Trust Company,  as
                       Rights  Agent, dated as of January 26, 1993 (filed  as Exhibit 4.20 to the Registrant's Form 10-K for the fiscal year ended December 31, 1992 and incorporated herein by reference).
    4.21.2  --         Amendment No. 1 to Stockholder  Rights Agreement (filed as Exhibit  1 to the Registrant's Form  8-A/A filed on October 21, 1994 and incorporated herein by reference).
      5.1+  --         Opinion of Thompson & Knight, A Professional Corporation.
    10.1.1  --         Loan Agreement dated as of September 18, 1992 between the Registrant and Transamerica Business Credit
                       Corporation (filed as Exhibit 28 to the Registrant's Form 10-Q Quarterly Report for the quarter ended
                       September 30, 1992 and incorporated herein by reference).
    10.1.2  --         First  Amendment  to  Loan  Agreement dated  as  of  February  10, 1993  between  the  Registrant and
                       Transamerica Business Credit Corporation (filed as Exhibit 28.2 to the Registrant's Form 10-K for the fiscal year ended December 31, 1992 and incorporated herein by reference).
    10.1.3  --         Fourth Amendment to  Loan Agreement  dated as  of December 22,  1993 between  Rexene Corporation  and
                       Transamerica  Business Credit Corporation (filed as Exhibit 10.17.3 to the Registrant's Form 10-K for the fiscal year ended December 31, 1993 and incorporated herein by reference).
     10.2+  --         Rexene Corporation 1994 Long-Term Incentive Plan.
     10.3+  --         Rexene Corporation Supplemental Executive Retirement Plan.
      10.4  --         Form of  New  Credit Agreement  (filed  as  Exhibit 10.4  to  Amendment  No. 3  to  the  Registrant's
                       Registration  Statement  on Form  S-3  (SEC File  No.  33-55609) as  filed  on November  9,  1994 and incorporated herein by reference).
      12.1  --         Statement of Computation of Ratio of Earnings to Fixed Charges.
      23.1  --         Consent of Price Waterhouse LLP (contained on page II-9 of this Registration Statement).
     24.1+  --         Power of Attorney (included on page II-7 of the original Registration Statement).
       27+  --         Financial Data Schedule.

- ------------------------
+ Previously filed.


Financial Statement Schedules:

    Consolidated Schedules for the year ended December 31, 1991, the nine months ended September 30, 1992, the three months ended December 31, 1992 and the year ended December 31, 1993:

V          --         Property, Plant and Equipment................................................        S-1
VI         --         Accumulated Depreciation of Property, Plant and Equipment....................        S-2
VIII       --         Valuation and Qualifying Accounts............................................        S-3

All other schedules have been omitted since the required information is not present in amounts sufficient to require submission of the schedule, or because the information required is included in the Consolidated Financial Statements or the notes thereto.

ITEM. 17  UNDERTAKINGS

    A. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offerer therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     B. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 14 of this Registration Statement, or otherwise, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     C. The undersigned Registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on November 9, 1994.


                                          REXENE CORPORATION

                                          By:        /s/ KEVIN W. MCALEER
                                              ---------------------------------
                                                      Kevin W. McAleer
                                                EXECUTIVE VICE PRESIDENT AND
                                                   CHIEF FINANCIAL OFFICER

    Pursuant  to  the  requirements  of   the  Securities  Act  of  1933,   this
Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


           SIGNATURE                       TITLE                  DATE
- --------------------------------  -----------------------  ------------------
    /s/ ARTHUR L. GOESCHEL*
- --------------------------------  Chairman of the Board      November 9, 1994
       Arthur L. Goeschel

      /s/ ANDREW J. SMITH*
- --------------------------------  Chief Executive Officer    November 9, 1994
        Andrew J. Smith            and Director

     /s/ LAVON N. ANDERSON*       President, Chief
- --------------------------------   Operating Officer and     November 9, 1994
       Lavon N. Anderson           Director

      /s/ KEVIN W. MCALEER        Executive Vice
- --------------------------------   President and Chief       November 9, 1994
        Kevin W. McAleer           Financial Officer

        /s/ GEFF PERERA*
- --------------------------------  Vice President and         November 9, 1994
          Geff Perera              Controller

             SIGNATURE                        TITLE                  DATE
- -----------------------------------  -----------------------  ------------------

        /s/ KEVIN N. CLOWE*
- -----------------------------------  Director                   November 9, 1994
          Kevin N. Clowe

      /s/ WILLIAM B. HEWITT*
- -----------------------------------  Director                   November 9, 1994
         William B. Hewitt

        /s/ ILAN KAUFTHAL*
- -----------------------------------  Director                   November 9, 1994
           Ilan Kaufthal

      /s/ FRED P. RULLO, JR.*
- -----------------------------------  Director                   November 9, 1994
        Fred P. Rullo, Jr.

        /s/ PHILLIP SIEGEL*
- -----------------------------------  Director                   November 9, 1994
          Phillip Siegel

   /s/ HEINN F. TOMFOHRDE, III*
- -----------------------------------  Director                   November 9, 1994
      Heinn F. Tomfohrde, III

*By   /s/ KEVIN W. MCALEER
- -----------------------------------
         Kevin W. McAleer
         ATTORNEY-IN-FACT

                       CONSENT OF INDEPENDENT ACCOUNTANTS

    We hereby consent to the use in this Prospectus constituting part of Registration Statement No. 33-55507 on Form S-3 of our reports dated February 10, 1994 and April 12, 1993 relating to the consolidated financial statements of Rexene Corporation, which appear in such Prospectus. We also consent to the incorporation by reference of our reports dated February 10, 1994 and April 12, 1993 appearing on pages F-2 and F-3 of Rexene Corporation's Annual Report on Form 10-K for the year ended December 31, 1993. We also consent to the reference to us under the heading "Experts" in such Prospectus.

PRICE WATERHOUSE LLP

Dallas, Texas
November 9, 1994

                                                                      SCHEDULE V

                      REXENE CORPORATION AND SUBSIDIARIES

                         PROPERTY, PLANT AND EQUIPMENT
                                 (IN THOUSANDS)

                                                   BALANCE AT                                           BALANCE AT
                                                   BEGINNING    ADDITIONS   RETIREMENTS                   END OF
                   DESCRIPTION                     OF PERIOD     AT COST      OR SALE    OTHER CHARGES    PERIOD
- -------------------------------------------------  ----------  -----------  -----------  -------------  ----------
PRE-EMERGENCE
  Year ended December 31, 1991:
    Land.........................................  $    3,536   $  --        $  (1,194)  $    --        $    2,342
    Buildings....................................      20,316       1,965       (1,707)       --            20,574
    Plant and equipment..........................     190,832      30,301         (183)       --           220,950
    Construction in progress.....................      19,916       1,198          (34)       --            21,080
                                                   ----------  -----------  -----------  -------------  ----------
                                                   $  234,600   $  33,464    $  (3,118)  $    --        $  264,946
                                                   ----------  -----------  -----------  -------------  ----------
                                                   ----------  -----------  -----------  -------------  ----------
  Nine months ended September 30, 1992:
    Land.........................................  $    2,342   $  --        $  --       $    2,934(A)  $    5,276
    Buildings....................................      20,574          57       --           (6,758)(A)     13,873
    Plant and equipment..........................     220,950      18,846       --          (28,760)(A)    211,036
    Construction in progress.....................      21,080      (7,767)      --            --            13,313
                                                   ----------  -----------  -----------  -------------  ----------
                                                   $  264,946   $  11,136    $  --       $  (32,584)    $  243,498
                                                   ----------  -----------  -----------  -------------  ----------
                                                   ----------  -----------  -----------  -------------  ----------
POST-EMERGENCE
  Three months ended December 31, 1992:
    Land.........................................  $    5,276   $  --        $  --       $    --        $    5,276
    Buildings....................................      13,873          32          (64)       --            13,841
    Plant and equipment..........................     211,036       5,514         (110)       --           216,440
    Construction in progress.....................      13,313      (1,585)      --            --            11,728
                                                   ----------  -----------  -----------  -------------  ----------
                                                   $  243,498   $   3,961    $    (174)  $    --        $  247,285
                                                   ----------  -----------  -----------  -------------  ----------
                                                   ----------  -----------  -----------  -------------  ----------
  Year ended December 31, 1993:
    Land.........................................  $    5,276   $     462    $  --       $    --        $    5,738
    Buildings....................................      13,841       3,917       --            --            17,758
    Plant and equipment..........................     216,440      13,827         (241)       --           230,026
    Construction in progress.....................      11,728      (1,198)      --            --            10,530
                                                   ----------  -----------  -----------  -------------  ----------
                                                   $  247,285   $  17,008    $    (241)  $    --        $  264,052
                                                   ----------  -----------  -----------  -------------  ----------
                                                   ----------  -----------  -----------  -------------  ----------

- ------------------------
(A) Other charges reflect the effect of fresh start reporting (see note 3 to the consolidated financial statements).

                                                                     SCHEDULE VI

                      REXENE CORPORATION AND SUBSIDIARIES

           ACCUMULATED DEPRECIATION OF PROPERTY, PLANT AND EQUIPMENT
                                 (IN THOUSANDS)

                                                                ADDITIONS
                                                  BALANCE AT   CHARGED TO                                   BALANCE
                                                   BEGINNING    COSTS AND                                  AT END OF
DESCRIPTION                                        OF PERIOD    EXPENSES     RETIREMENTS   OTHER CHARGES    PERIOD
- ------------------------------------------------  -----------  -----------  -------------  --------------  ---------
PRE-EMERGENCE
  Year ended December 31, 1991:
    Buildings...................................   $   1,793    $   1,013     $    (288)   $     --        $   2,518
    Plant and equipment.........................      43,322       19,643           (53)         --           62,912
                                                  -----------  -----------        -----    --------------  ---------
                                                   $  45,115    $  20,656     $    (341)   $     --        $  65,430
                                                  -----------  -----------        -----    --------------  ---------
                                                  -----------  -----------        -----    --------------  ---------
  Nine months ended September 30, 1992:
    Buildings...................................   $   2,518    $     779     $  --        $   (3,297 )(A) $  --
    Plant and equipment.........................      62,912       16,910        --           (79,822 )(A)    --
                                                  -----------  -----------        -----    --------------  ---------
                                                   $  65,430    $  17,689     $  --        $  (83,119 )    $  --
                                                  -----------  -----------        -----    --------------  ---------
                                                  -----------  -----------        -----    --------------  ---------
POST-EMERGENCE
  Three months ended December 31, 1992:
    Buildings...................................   $  --        $     216     $  --        $     --        $     216
    Plant and equipment.........................      --            3,448        --              --            3,448
                                                  -----------  -----------        -----    --------------  ---------
                                                   $  --        $   3,664     $  --        $     --        $   3,664
                                                  -----------  -----------        -----    --------------  ---------
                                                  -----------  -----------        -----    --------------  ---------
  Year ended December 31, 1993:
    Buildings...................................   $     216    $     883     $  --        $     --        $   1,099
    Plant and equipment.........................       3,448       15,176           (17)         --           18,607
                                                  -----------  -----------        -----    --------------  ---------
                                                   $   3,664    $  16,059     $     (17)   $     --        $  19,706
                                                  -----------  -----------        -----    --------------  ---------
                                                  -----------  -----------        -----    --------------  ---------

- ------------------------
(A) Other charges reflect the effect of fresh start reporting (see note 3 to the consolidated financial statements).

                                                                   SCHEDULE VIII

                      REXENE CORPORATION AND SUBSIDIARIES

                       VALUATION AND QUALIFYING ACCOUNTS
                                 (IN THOUSANDS)

                                                                                ADDITIONS
                                                                  BALANCE AT   CHARGED TO   UNCOLLECTIBLE   BALANCE
                                                                   BEGINNING    COSTS AND     ACCOUNTS     AT END OF
                                                                   OF PERIOD    EXPENSES    WRITTEN OFF     PERIOD
                                                                  -----------  -----------  ------------  -----------
PRE-EMERGENCE
  Year ended December 31, 1991:
    Allowance for doubtful accounts.............................   $   4,703    $   1,175    $   (1,778)   $   4,100
  Nine months ended September 30, 1992:
    Allowance for doubtful accounts.............................   $   4,100    $     327    $   --        $   4,427
POST-EMERGENCE
  Three months ended December 31, 1992:
    Allowance for doubtful accounts.............................   $   4,427    $     300    $     (218)   $   4,509
  Year ended December 31, 1993:
    Allowance for doubtful accounts.............................   $   4,509    $     223    $     (925)   $   3,807

                               INDEX TO EXHIBITS


                                                                                                                 SEQUENTIALLY
 NUMBER                                                        EXHIBIT                                           NUMBERED PAGE
- ---------             -----------------------------------------------------------------------------------------  -------------
     1.1+  --         Form of U.S. Underwriting Agreement.
     1.2+  --         Form of International Underwriting Agreement.
      2.1  --         First  Amended Plan of Reorganization of Rexene Products Company, et al., dated April 29,
                      1992 (filed as Exhibit 2.1 to the Registrant's Form 8-K Current Report dated July 7, 1992 and incorporated herein by reference).

      2.2  --         Order Confirming First  Amended Plan  of Reorganization dated  April 29,  1992 (filed  as
                      Exhibit 2.2 to the Registrant's Form 10-K for the fiscal year ended December 31, 1992 and incorporated herein by reference).

      2.3  --         Plan  and Agreement of Merger between the Registrant and Rexene Products Company dated as of September 11, 1992 (filed as Exhibit 2.3 to the Registrant's Form 10-K for the  fiscal year ended December 31, 1992 and incorporated herein by reference.)

    3.1.1  --         Restated   Certificate  of  Incorporation  of   Rexene  Products  Company  (a/k/a  Rexene
                      Corporation) dated September 11, 1992 (filed as Exhibit 3.1 to the Registrant's Form 10-K for the fiscal year ended December 31, 1992 and incorporated herein by reference.)

    3.1.2  --         Amendment to Certificate of Incorporation dated June  9, 1993 (filed as Exhibit 3.1.2  to the  Registrant's Annual  Report on Form  10-K for the  year ended December  31, 1993 and incorporated herein by reference).

    3.2.1  --         Amended and Restated  By-Laws dated September  18, 1992  (filed as Exhibit  3.2.1 to  the
                      Registrant's  Form 10-K  for the  fiscal year  ended December  31, 1992  and incorporated herein by reference).

    3.2.2  --         Amendments  to  By-Laws  adopted  January  16,  1993  (filed  as  Exhibit  3.2.2  to  the
                      Registrant's  Form 10-K  for the  fiscal year  ended December  31, 1992  and incorporated herein by reference).

      4.1  --         Form of Indenture governing the Senior Notes (filed as Exhibit 4.1 to Amendment No. 2  to the  Registrant's Registration Statement on Form S-3  (SEC File No. 33-55609) as filed on
                      November 8, 1994 and incorporated herein by reference).

      4.2  --         Indenture dated as of September 18, 1992 between the Registrant, as Issuer, and  Chemical
                      Bank, as Trustee, for Increasing Rate First Priority Notes Due 1999 (filed as Exhibit 4.1 to  the Registrant's Form 10-Q Quarterly Report  for the three months ended September 30,
                      1992 and incorporated herein by reference).

      4.3  --         Indenture dated as of September  18, 1992 between the  Registrant, as Issuer, and  United
                      States  Trust Company of New York, as  Trustee, for Increasing Rate Second Priority Notes
                      Due 2002 (filed as  Exhibit 4.2 to  the Registrant's Form 10-Q  Quarterly Report for  the
                      three months ended September 30, 1992 and incorporated herein by reference).

      4.4  --         Intercreditor  and Collateral Trust Agreement dated as of September 18, 1992 by and among the Registrant  and  Poly-Pac, Inc.  as  Grantors,  Chemical Bank  as  Collateral  Agent,
                      Chemical  Bank as Trustee, and United States  Trust Company, as Trustee (filed as Exhibit
                      4.3 to the Registrant's Form 10-Q Quarterly  Report for the three months ended  September
                      30, 1992 and incorporated herein by reference).

                                                                                                                 SEQUENTIALLY
 NUMBER                                                        EXHIBIT                                           NUMBERED PAGE
- ---------             -----------------------------------------------------------------------------------------  -------------
      4.5  --         Company  First Priority Security and Pledge Agreement dated as of September 18, 1992 made by the Registrant, as Grantor, in favor  of Chemical Bank, as Collateral Agent (filed  as
                      Exhibit  4.4 to the  Registrant's Form 10-Q  Quarterly Report for  the three months ended
                      September 30, 1992 and incorporated herein by reference).

      4.6  --         Company Second Priority Security and Pledge Agreement dated as of September 18, 1992 made by the Registrant, as Grantor, in favor  of Chemical Bank, as Collateral Agent (filed  as
                      Exhibit  4.5 to the  Registrant's Form 10-Q  Quarterly Report for  the three months ended
                      September 30, 1992 and incorporated herein by reference).

      4.7  --         Subsidiary First Priority Security  and Pledge Agreement dated  as of September 18,  1992 made by Poly-Pac, Inc., as Grantor, in favor of Chemical Bank, as Collateral Agent (filed as  Exhibit 4.6 to the Registrant's Form 10-Q Quarterly Report for the three months ended
                      September 30, 1992 and incorporated herein by reference).

      4.8  --         Subsidiary Second Priority Security and Pledge  Agreement dated as of September 18,  1992 made by Poly-Pac, Inc., as Grantor, in favor of Chemical Bank, as Collateral Agent (filed as  Exhibit 4.7 to the Registrant's Form 10-Q Quarterly Report for the three months ended
                      September 30, 1992 and incorporated herein by reference).

      4.9  --         First Priority Deed of Trust and Security  Agreement dated as of September 18, 1992  from the  Registrant, as Grantor, to Phillip D. Weller, as Trustee for the benefit of Chemical
                      Bank, as Beneficiary, for certain property located in Odessa, Texas (filed as Exhibit 4.8 to the Registrant's Form 10-Q Quarterly Report  for the three months ended September  30,
                      1992 and incorporated herein by reference).

     4.10  --         Second  Priority Deed of Trust and Security Agreement dated as of September 18, 1992 from the Registrant, as Grantor, to Phillip D. Weller, as Trustee for the benefit of  Chemical
                      Bank, as Beneficiary, for certain property located in Odessa, Texas (filed as Exhibit 4.9 to  the Registrant's Form 10-Q Quarterly Report  for the three months ended September 30,
                      1992 and incorporated herein by reference).

     4.11  --         First Priority Deed of Trust and Security  Agreement dated as of September 18, 1992  from the  Registrant, as Grantor, to Phillip D. Weller, as Trustee for the benefit of Chemical
                      Bank, as Beneficiary, for certain property  located in Pasadena, Texas (filed as  Exhibit
                      4.10  to the Registrant's Form 10-Q Quarterly Report for the three months ended September
                      30, 1992 and incorporated herein by reference).

     4.12  --         Second Priority Deed of Trust and Security Agreement dated as of September 18, 1992  from the  Registrant, as Grantor, to Phillip D. Weller, as Trustee for the benefit of Chemical
                      Bank, as Beneficiary, for certain property  located in Pasadena, Texas (filed as  Exhibit
                      4.11  to the Registrant's Form 10-Q Quarterly Report for the three months ended September
                      30, 1992 and incorporated herein by reference).

     4.13  --         First Priority Mortgage, Fixture Filing and Security Agreement dated as of September  18,
                      1992 from the Registrant, as Mortgagor, to Chemical Bank, as Collateral Agent, Mortgagee,
                      for  certain property located in Chippewa Falls,  Wisconsin (filed as Exhibit 4.12 to the
                      Registrant's Form 10-Q Quarterly Report for the three months ended September 30, 1992 and incorporated herein by reference).

     4.14  --         Second Priority Mortgage, Fixture Filing and Security Agreement dated as of September 18,
                      1992 from the Registrant, as Mortgagor, to Chemical Bank, as Collateral Agent, Mortgagee,
                      for certain property located in Chippewa Falls,  Wisconsin (filed as Exhibit 4.13 to  the
                      Registrant's Form 10-Q Quarterly Report for the three months ended September 30, 1992 and incorporated herein by reference).

                                                                                                                 SEQUENTIALLY
 NUMBER                                                        EXHIBIT                                           NUMBERED PAGE
- ---------             -----------------------------------------------------------------------------------------  -------------
     4.15  --         First  Priority Mortgage and Security  Agreement dated as of  September 18, 1992 from the
                      Registrant, as Mortgagor, to Chemical Bank,  as Collateral Agent, Mortgagee, for  certain property  located in Harrington, Delaware (filed as Exhibit 4.14 to the Registrant's Form
                      10-Q Quarterly Report  for the  three months ended  September 30,  1992 and  incorporated herein by reference).

     4.16  --         Second  Priority Mortgage and Security Agreement dated  as of September 18, 1992 from the
                      Registrant, as Mortgagor, to Chemical Bank,  as Collateral Agent, Mortgagee, for  certain property  located in Harrington, Delaware (filed as Exhibit 4.15 to the Registrant's Form
                      10-Q Quarterly Report  for the  three months ended  September 30,  1992 and  incorporated herein by reference).

     4.17  --         First Priority Leasehold Deed of Trust, Fixture Filing and Security Agreement dated as of
                      September  18, 1992 from the Registrant, Trustor,  to Founders Title Company, Trustee for
                      the use  and benefit  of Chemical  Bank, as  Collateral Agent,  Beneficiary, for  certain property located in Clearfield, Utah (filed as Exhibit 4.16 to the Registrant's Form 10-Q
                      Quarterly Report for the three months ended September 30, 1992 and incorporated herein by reference).

     4.18  --         Second  Priority Leasehold Deed of Trust, Fixture  Filing and Security Agreement dated as of September 18, 1992  from the Registrant, Trustor,  to Founders Title Company,  Trustee
                      for  the use and benefit of Chemical  Bank, as Collateral Agent, Beneficiary, for certain property located in Clearfield, Utah (filed as Exhibit 4.17 to the Registrant's Form 10-Q
                      Quarterly Report for the three months ended September 30, 1992 and incorporated herein by reference).

     4.19  --         First Priority Deed to Secure Debt and Security Agreement dated as of September 18,  1992 from Poly-Pac, Inc., Grantor, to Chemical Bank, as Collateral Agent, Grantee, for certain property  located in Dalton, Georgia (filed as Exhibit 4.18 to the Registrant's Form 10-Q
                      Quarterly Report for the three months ended September 30, 1992 and incorporated herein by reference).

     4.20  --         Second Priority Deed to Secure Debt and Security Agreement dated as of September 18, 1992 from Poly-Pac, Inc., Grantor, to Chemical Bank, as Collateral Agent, Grantee, for certain property located in Dalton, Georgia (filed as Exhibit 4.19 to the Registrant's Form  10-Q
                      Quarterly Report for the three months ended September 30, 1992 and incorporated herein by reference).

   4.21.1  --         Stockholder  Rights Agreement between the Registrant  and American Stock Transfer & Trust
                      Company, as Rights  Agent, dated as  of January 26,  1993 (filed as  Exhibit 4.20 to  the
                      Registrant's  Form 10-K  for the  fiscal year  ended December  31, 1992  and incorporated herein by reference).

   4.21.2  --         Amendment No. 1 to Stockholder Rights Agreement  (filed as Exhibit 1 to the  Registrant's
                      Form 8-A/A filed on October 21, 1994 and incorporated herein by reference).

     5.1+  --         Opinion of Thompson & Knight, A Professional Corporation.
   10.1.1  --         Loan  Agreement dated as  of September 18,  1992 between the  Registrant and Transamerica
                      Business Credit Corporation (filed as Exhibit 28 to the Registrant's Form 10-Q  Quarterly
                      Report for the quarter ended September 30, 1992 and incorporated herein by reference).

   10.1.2  --         First  Amendment to Loan Agreement  dated as of February  10, 1993 between the Registrant and Transamerica Business Credit Corporation (filed  as Exhibit 28.2 to the  Registrant's
                      Form  10-K  for  the fiscal  year  ended December  31,  1992 and  incorporated  herein by reference).

                                                                                                                 SEQUENTIALLY
 NUMBER                                                        EXHIBIT                                           NUMBERED PAGE
- ---------             -----------------------------------------------------------------------------------------  -------------
   10.1.3  --         Fourth Amendment  to  Loan  Agreement  dated  as of  December  22,  1993  between  Rexene
                      Corporation and Transamerica Business Credit Corporation (filed as Exhibit 10.17.3 to the
                      Registrant's  Form 10-K  for the  fiscal year  ended December  31, 1993  and incorporated herein by reference).

    10.2+  --         Rexene Corporation 1994 Long-Term Incentive Plan.

    10.3+  --         Rexene Corporation Supplemental Executive Retirement Plan.

     10.4  --         Form of  New  Credit  Agreement  (filed  as  Exhibit 10.4  to  Amendment  No.  3  to  the
                      Registrant's  Registration Statement  on Form  S-3 (SEC  File No.  33-55609) as  filed on
                      November 9, 1994 and incorporated herein by reference).
     12.1  --         Statement of Computation of Ratio of Earnings to Fixed Charges.

     23.1  --         Consent of Price Waterhouse LLP (contained on page II-9 of this Registration Statement).

    24.1+  --         Power of Attorney (included on page II-7 of the original Registration Statement).

      27+  --         Financial Data Schedule.

- ------------------------
+ Previously filed.